Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY):	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☑ AMENDMENT

1. State the name of the applicant: Nasdaq GEMX, LLC
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   One Liberty Plaza, New York, NY 10006
3. Provide the applicant's mailing address (if different):
   Office of General Counsel
   805 King Farm Blvd., Rockville, MD 20850
4. Provide the applicant's business telephone and facsimile number:
   Phone: 301-978-8400 / Fax: 301-978-8472
   (Telephone) (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   Angela Dunn — Principal Associate General Counsel — 215-496-5692
   (Name) (Title) (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   Edward S. Knight
   805 King Farm Blvd.
   Rockville, MD 20850
7. Provide the date applicant's fiscal year ends: December 31
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☑ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
   (a) Date (MM/DD/YY): 5/30/2012 (b) State/Country of formation: Delaware
   (c) Statute under which applicant was organized:

SEC Mail Processing Section
JUN 30 2017
Washington DC
412

17002693

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 6/19/17 — Joan C. Conley
(MM/DD/YY) (Name of applicant)

By: [signature] — Senior Vice President, Corporate Secretary
(Signature) (Printed Name and Title)

Subscribed and sworn before me this 19th day of June 2017 by [signature]
(Month) (Year) (Notary Public)

My Commission expires ______ County of ______ State of ______

COLLEEN MARIE STEELE
NOTARY PUBLIC STATE OF MARYLAND
County of Montgomery
My Commission Expires January 29, 2020

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

Nasdaq GEMX, LLC

EXHIBITS

Exhibit A Articles of Incorporation, By-Laws, and Rules

The information is available at **http://business.nasdaq.com/trade/US-Options/GEMX.html**. This information will migrate to **http://nasdaqGEMX.cchwallstreet.com** during Q3 2017 and until the migration is complete will remain on **http://business.nasdaq.com/trade/US-Options/GEMX.html**. The Exchange certifies that the information available at such location is accurate as of its date.

Exhibit B All Written Rulings, Settled Practices having the effects of Rules and Interpretations.

The information is available at **http://business.nasdaq.com/trade/US-Options/GEMX.html**. This information will migrate to **http://nasdaqGEMX.cchwallstreet.com** during Q3 2017 and until the migration is complete will remain on **http://business.nasdaq.com/trade/US-Options/GEMX.html**. The Exchange certifies that the information available at such location is accurate as of its date.

Exhibit C Subsidiaries and Affiliates of the Exchange (as of 6/29/2017)

All information required under Exhibit C for the subsidiaries and affiliates of the Exchange is listed in the attachment for Exhibit C and is kept up-to-date and available to the Commission and the public upon request. The Exchange certifies that the information available at such location is accurate as of its date.

Exhibit D Financial Statements for each Subsidiary and Affiliate of the Exchange (as of 6/29/2017)

The unconsolidated financial statements for the latest fiscal year that is required under Exhibit D for the subsidiaries and affiliates of the Exchange is listed in the attachment for Exhibit D and is kept up-to-date and available to the Commission and the public upon request.

Exhibit E Operation of Electronic Trading System

Not applicable.

Exhibit F Forms: Membership and Member

The information is available at **http://business.nasdaq.com/trade/US-Options/GEMX.html**. This information will migrate to **http://nasdaqGEMX.cchwallstreet.com** during Q3 2017 and until the migration is complete will remain on **http://business.nasdaq.com/trade/US-Options/GEMX.html**. The Exchange certifies that the information available at such location is accurate as of its date.

Exhibit G Forms: Financial Statements, Reports, or Questionnaires

This information is kept up-to-date and available to the Commission and the public upon request.

Exhibit H Forms: Company Listings

Not applicable.

Exhibit I Financial Statement of Exchange

The audited financial statements for Nasdaq GEMX, LLC are attached. The audited financial statements contained in the Form 10-K for Nasdaq, Inc. for the fiscal year ended December 31, 2016 are attached and are available at https://www.sec.gov/Archives/edgar/data/1120193/000112019317000003/ndaq1231201610-k.htm

Exhibit J List of Officers, Governors, and Members of Standing Committees

This information is kept up-to-date and available to the Commission and the public upon request.

Exhibit K List of Shareholders or Partners of the Exchange

1. Full legal name;
2. Title or Status;
3. Date title or status was acquired;
4. Approximate ownership interest; and
5. Whether the person has control, a term that is defined in the instructions to this Form.

Nasdaq, Inc. is the sole shareholder of Nasdaq GEMX, LLC, a Delaware corporation. All additional information required under Exhibit K for Nasdaq, Inc. can be found in the Amendments to Form 1 filed separately by The NASDAQ Stock Market, LLC. Nasdaq GEMX, LLC certifies that the information required under Exhibit K is kept up-to-date and is available to the Commission and the public upon request.

Exhibit L Membership Criteria.

The information is available at **http://business.nasdaq.com/trade/US-Options/GEMX.html**. This information will migrate to **http://nasdaqGEMX.cchwallstreet.com** during Q3 2017 and until the migration is complete will remain on

http://business.nasdaq.com/trade/US-Options/GEMX.html. The Exchange certifies that the information available at such location is accurate as of its date.

Exhibit M Membership Information

This information is kept up-to-date and available to the Commission and the public upon request.

Exhibit N Schedule of Securities

This information is kept up-to-date and available to the Commission and the public upon request.

Nasdaq GEMX, LLC

FORM 1 – Amendment of June 29, 2017

EXHIBIT C

Subsidiaries and Affiliates of the Exchange[1]

U.S. Entities

1. BoardVantage, Inc.
2. Boston Stock Exchange Clearing Corporation
3. Bwise Internal Control Inc.
4. Consolidated Securities Source LLC
5. Directors Desk, LLC
6. Dorsey, Wright & Associates, LLC
7. ETC Acquisition Corp.
8. ExactEquity, LLC
9. Execution Access, LLC
10. FinQloud LLC
11. FINRA/NASDAQ Trade Reporting Facility LLC
12. FTEN, Inc.
13. Global Network Content Services, LLC
14. GlobeNewswire, Inc.
15. GraniteBlock, Inc.
16. Granite Redux, Inc.
17. Inet Futures Exchange, LLC
18. International Securities Exchange Holdings, Inc.
19. ISE ETF Ventures LLC
20. Kleos Managed Services Holdings, LLC
21. Kleos Managed Services, L.P.
22. Longitude LLC
23. Marketwire, Inc.
24. MW Holdco (2006) Inc.
25. NASDAQ BX, Inc.
26. Nasdaq Capital Markets Advisory LLC
27. Nasdaq Commodities Clearing LLC
28. Nasdaq Corporate Solutions, Inc.
29. Nasdaq Corporate Solutions, LLC
30. NASDAQ Energy Futures, LLC
31. Nasdaq Execution Services, LLC
32. NASDAQ Futures, Inc.
33. NASDAQ Global, Inc.
34. Nasdaq, Inc.
35. Nasdaq Information, LLC
36. Nasdaq International Market Initiatives, Inc.
37. Nasdaq ISE, LLC
38. Nasdaq MRX, LLC
39. NASDAQ OMX BX Equities LLC
40. NASDAQ OMX (San Francisco) Insurance LLC
41. NASDAQ PHLX LLC

---

[1] This list does not include not-for-profit entities or branches of any of the subsidiaries or affiliates.

42. Nasdaq Technology Services, LLC
43. Norway Acquisition LLC
44. NPM Securities, LLC
45. Operations & Compliance Network, LLC
46. SecondMarket Labs, LLC
47. SecondMarket Solutions, Inc.
48. SMTX, LLC
49. The NASDAQ Options Market LLC
50. The NASDAQ Private Market, LLC
51. The NASDAQ Stock Market, LLC
52. The Options Clearing Corporation
53. The Stock Clearing Corporation of Philadelphia
54. US Exchange Holdings, Inc.

<u>Non-U.S. Entities</u>

1. 2157971 Ontario Ltd
2. AB "Lietuvos centrinis vertybinių popierių depozitoriumas"
3. AB Nasdaq Vilnius
4. AS eCSD Expert
5. AS Eesti Väärtpaberikeskus
6. AS Latvijas Centralais depozitarijs
7. BoardVantage (HK) Limited
8. BoardVantage (UK) Limited
9. BoardVantage Singapore Pte. Limited
10. Bwise Beheer B.V.
11. Bwise B.V.
12. Bwise Germany GmbH
13. Bwise Holding B.V.
14. Clearing Control CC AB
15. Egypt for Information Dissemination Company
16. Eignarhaldsfelagid Verdbrefathing hf.
17. Ensoleillement Inc.
18. European Central Counterparty N.V.
19. Farm Church Holdings ULC
20. Hugin AS
21. Indxis Ltd
22. Longitude, S.A.
23. Marketwire China Holding (HK) Ltd.
24. Marketwired L.P. (Wound up in 2016)
25. Marketwired UK Ltd
26. Nasdaq AB
27. Nasdaq (Asia Pacific) Pte. Ltd.
28. Nasdaq Australia Holding Pty Ltd
29. Nasdaq Broker Services AB
30. Nasdaq Canada Inc.
31. Nasdaq Clearing AB
32. Nasdaq Copenhagen A/S

33. Nasdaq Corporate Solutions Canada ULC
34. Nasdaq Corporate Solutions (India) Private Limited
35. Nasdaq Corporate Solutions International Limited
36. Nasdaq CSD Iceland hf.
37. Nasdaq CXC Limited
38. Nasdaq Exchange and Clearing Services AB
39. Nasdaq France SAS
40. Nasdaq Germany GmbH
41. Nasdaq Helsinki Ltd
42. Nasdaq Holding AB
43. Nasdaq Holding Denmark A/S
44. Nasdaq Holding Luxembourg Sárl
45. Nasdaq Iceland hf.
46. Nasdaq International Ltd
47. Nasdaq Korea Ltd.
48. Nasdaq Ltd
49. Nasdaq NLX Ltd
50. Nasdaq Nordic Ltd
51. NASDAQ OMX Europe Ltd
52. Nasdaq Oslo ASA
53. Nasdaq Pty Ltd
54. Nasdaq Riga, AS
55. Nasdaq Stockholm AB
56. Nasdaq Tallinn AS
57. Nasdaq Technology AB
58. Nasdaq Technology Canada Inc.
59. Nasdaq Technology Energy Systems AS
60. Nasdaq Technology Italy Srl
61. Nasdaq Technology (Japan) Ltd
62. Nasdaq Teknoloji Servisi Limited Sirketi
63. Nasdaq Treasury AB
64. Nasdaq Vilnius Services UAB
65. OMX Netherlands B.V.
66. OMX Netherlands Holding B.V.
67. OMX Treasury Euro AB
68. OMX Treasury Euro Holding AB
69. Shareholder.com B.V.
70. SMARTS (Asia) Ltd
71. SMARTS Broker Compliance Pty Ltd
72. SMARTS Group Holdings Pty Ltd
73. SMARTS Market Surveillance Pty Ltd
74. TOM Broker B.V.
75. TOM B.V.
76. TOM Holding N.V.

Nasdaq GEMX, LLC

FORM 1 – Amendment of June 29, 2017

EXHIBIT D

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet -The NASDAQ Stock Market LLC
(in thousands, unaudited)

	Year Ended December 31, 2016
ASSETS	
Current Assets:	
Cash & Equivalents	384
Investments	10
Total Receivables - Net	112,362
Current Restricted Cash	0
Other Current Assets	987,863
Margin Deposits & Default Fund	0
Total Current Assets	**1,100,620**
Long Term Assets:	
Total Property and Equipment - Net	74,512
Goodwill	923,564
Other Intangibles	24,298
Non Current Deferred Taxes	39,954
Other Long Term Assets	33,876
Total Long Term Assets	**1,096,203**
Total Assets	**2,196,823**
LIABILITIES	
Total AP and Accrued Expenses	17,944
SEC 31a Payable to the SEC	80,829
Accrued Personnel Costs	38,661
Deferred Revenue	37,945
Current Portion Capital Leases	845
Other Accrued Liabilities	40,990
Current Liabilities	**217,214**
Total Long Term Debt	0
Non Current Deferred Tax Liability	81,243
Non-current deferred revenue	54,651
All Other Long Term Liabilities	5,641
Long Term Liabilities	**141,536**
Total Liabilities	**358,750**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0

Additional Paid in Capital	906,831
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	931,243
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**1,838,074**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**1,838,074**
Total Liabilities Non Controlling Interest and Stockholders Equity	**2,196,823**

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income -The NASDAQ Stock Market LLC
(in thousands, unaudited)

	Year Ended December 31, 2016
REVENUE	
Market Services Revenues	1,302,157
Corporate Services	203,725
Global Information Services	216,098
Market Technology Revenues	7,607
Other Revenues	18,787
Total Revenues	**1,748,373**
COST OF REVENUES	
Liquidity Rebates	**(789,591)**
Brokerage, Clearance and Exchange Fees	**(268,236)**
Total Cost of Revenues	**(1,057,827)**
Revenues less Cost of Revenues	**690,546**
Operating Expenses:	
Compensation and Benefits	116,436
Marketing and Advertising	12,664
Depr and Amortization	34,198
Professional and Contract Services	16,398
Computer Ops and Data Communication	46,188
Occupancy	22,189
Regulatory	8,253
General Administrative and Other	32,380
Merger Related Expenses Total	524
Total Operating Expenses	**289,230**
Operating Income	**401,316**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0

Impairment Loss	0
FX Operating	0
Net Income Before Taxes	401,316
Income Tax Provisions	**178,279**
Net Income	**223,037**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	**223,037**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet -BoardVantage Inc.
(in thousands, unaudited)

	Year Ended December 31, 2016
ASSETS	
Current Assets:	
Cash & Equivalents	2,176
Investments	0
Total Receivables - Net	7,933
Current Restricted Cash	0
Other Current Assets	6,497
Margin Deposits & Default Fund	0
Total Current Assets	**16,605**
Long Term Assets:	
Total Property and Equipment - Net	2,205
Goodwill	146,779
Other Intangibles	103,904
Non Current Deferred Taxes	1,778
Other Long Term Assets	469
Total Long Term Assets	**255,136**
Total Assets	**271,741**
LIABILITIES	
Total AP and Accrued Expenses	3,907
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	1,726
Deferred Revenue	24,968
Current Portion Capital Leases	0
Other Accrued Liabilities	139
Current Liabilities	**30,739**
Total Long Term Debt	0
Non Current Deferred Tax Liability	42,306
Non-current deferred revenue	1,860
All Other Long Term Liabilities	226
Long Term Liabilities	**44,392**
Total Liabilities	**75,132**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0

Additional Paid in Capital	196,516
Accumulated Other Comprehensive Income/(Loss)	1
Total Retained Earnings	92
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**196,609**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**196,609**
Total Liabilities Non Controlling Interest and Stockholders Equity	**271,741**

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income -BoardVantage Inc.
(in thousands, unaudited)

	Year Ended December 31, 2016
REVENUE	
Market Services Revenues	0
Corporate Services	29,802
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**29,802**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**29,802**
Operating Expenses:	
Compensation and Benefits	11,128
Marketing and Advertising	320
Depr and Amortization	7,032
Professional and Contract Services	1,892
Computer Ops and Data Communication	971
Occupancy	1,331
Regulatory	0
General Administrative and Other	2,133
Merger Related Expenses Total	4,786
Total Operating Expenses	**29,594**
Operating Income	**208**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0

Impairment Loss	0
FX Operating	0
Net Income Before Taxes	209
Income Tax Provisions	**116**
Net Income	**92**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	**92**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet -Boston Stock Exchange Clearing Corporation
(in thousands, unaudited)

	Year Ended December 31, 2016
ASSETS	
Current Assets:	
Cash & Equivalents	58
Investments	0
Total Receivables - Net	0
Current Restricted Cash	0
Other Current Assets	17
Margin Deposits & Default Fund	0
Total Current Assets	**75**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	1,400
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**1,400**
Total Assets	**1,475**
LIABILITIES	
Total AP and Accrued Expenses	0
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	(59)
Current Liabilities	**(59)**
Total Long Term Debt	0
Non Current Deferred Tax Liability	558
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**558**
Total Liabilities	**499**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0

Additional Paid in Capital	2,204
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	(1,228)
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**976**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**976**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,475**

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income -Boston Stock Exchange Clearing Corporation
(in thousands, unaudited)

	Year Ended December 31, 2016
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	2
Merger Related Expenses Total	0
Total Operating Expenses	**2**
Operating Income	**(2)**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0

Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(2)
Income Tax Provisions	**(1)**
Net Income	**(1)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	(1)

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet -Bwise Internal Control Inc.
(in thousands, unaudited)

	Year Ended December 31, 2016
ASSETS	
Current Assets:	
Cash & Equivalents	1,573
Investments	0
Total Receivables - Net	3,363
Current Restricted Cash	0
Other Current Assets	(2,092)
Margin Deposits & Default Fund	0
Total Current Assets	**2,844**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	(146)
Other Long Term Assets	0
Total Long Term Assets	**(146)**
Total Assets	**2,698**
LIABILITIES	
Total AP and Accrued Expenses	947
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	453
Deferred Revenue	2,315
Current Portion Capital Leases	0
Other Accrued Liabilities	(1,390)
Current Liabilities	**2,325**
Total Long Term Debt	0
Non Current Deferred Tax Liability	(6)
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**(6)**
Total Liabilities	**2,319**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0

Additional Paid in Capital	(2,315)
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	2,694
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**380**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**380**
Total Liabilities Non Controlling Interest and Stockholders Equity	**2,698**

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income -Bwise Internal Control Inc.
(in thousands, unaudited)

	Year Ended December 31, 2016
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	9,929
Other Revenues	150
Total Revenues	**10,079**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**10,079**
Operating Expenses:	
Compensation and Benefits	5,506
Marketing and Advertising	231
Depr and Amortization	0
Professional and Contract Services	3,300
Computer Ops and Data Communication	456
Occupancy	887
Regulatory	0
General Administrative and Other	445
Merger Related Expenses Total	0
Total Operating Expenses	**10,825**
Operating Income	**(746)**
Total Interest Income	0
Total Interest Expense	(38)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0

Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(784)
Income Tax Provisions	**(662)**
Net Income	**(121)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	**(121)**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet -Consolidated Securities Source LLC
(in thousands, unaudited)

Notes: No data as of December 2016

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet -Directors Desk LLC
(in thousands, unaudited)

	Year Ended December 31, 2016
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	1,802
Current Restricted Cash	0
Other Current Assets	41,117
Margin Deposits & Default Fund	0
Total Current Assets	**42,918**
Long Term Assets:	
Total Property and Equipment - Net	27
Goodwill	6,573
Other Intangibles	478
Non Current Deferred Taxes	158
Other Long Term Assets	0
Total Long Term Assets	**7,236**
Total Assets	**50,154**
LIABILITIES	
Total AP and Accrued Expenses	0
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	44
Deferred Revenue	7,476
Current Portion Capital Leases	0
Other Accrued Liabilities	64
Current Liabilities	**7,584**
Total Long Term Debt	0
Non Current Deferred Tax Liability	1,608
Non-current deferred revenue	46
All Other Long Term Liabilities	780
Long Term Liabilities	**2,434**
Total Liabilities	**10,018**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0

Additional Paid in Capital	4,581
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	35,556
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**40,137**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**40,137**
Total Liabilities Non Controlling Interest and Stockholders Equity	**50,154**

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income -Directors Desk LLC
(in thousands, unaudited)

	Year Ended December 31, 2016
REVENUE	
Market Services Revenues	0
Corporate Services	18,347
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**18,347**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**18,347**
Operating Expenses:	
Compensation and Benefits	14
Marketing and Advertising	0
Depr and Amortization	61
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	384
Merger Related Expenses Total	0
Total Operating Expenses	**459**
Operating Income	**17,888**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0

Impairment Loss	0
FX Operating	0
Net Income Before Taxes	17,888
Income Tax Provisions	**7,249**
Net Income	**10,639**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	**10,639**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet -Dorsey Wright & Associates LLC
(in thousands, unaudited)

	Year Ended December 31, 2016
ASSETS	
Current Assets:	
Cash & Equivalents	11
Investments	0
Total Receivables - Net	3,117
Current Restricted Cash	0
Other Current Assets	44,335
Margin Deposits & Default Fund	0
Total Current Assets	**47,463**
Long Term Assets:	
Total Property and Equipment - Net	1,179
Goodwill	82,417
Other Intangibles	135,495
Non Current Deferred Taxes	0
Other Long Term Assets	42
Total Long Term Assets	**219,133**
Total Assets	**266,596**
LIABILITIES	
Total AP and Accrued Expenses	302
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	2,288
Deferred Revenue	123
Current Portion Capital Leases	0
Other Accrued Liabilities	151
Current Liabilities	**2,864**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	400
All Other Long Term Liabilities	0
Long Term Liabilities	**400**
Total Liabilities	**3,264**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0

Additional Paid in Capital	226,389
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	36,943
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**263,332**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**263,332**
Total Liabilities Non Controlling Interest and Stockholders Equity	**266,596**

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income -Dorsey Wright & Associates LLC
(in thousands, unaudited)

	Year Ended December 31, 2016
REVENUE	
Market Services Revenues	(13)
Corporate Services	0
Global Information Services	29,485
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**29,471**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**29,471**
Operating Expenses:	
Compensation and Benefits	4,987
Marketing and Advertising	189
Depr and Amortization	3,103
Professional and Contract Services	1,147
Computer Ops and Data Communication	706
Occupancy	191
Regulatory	0
General Administrative and Other	1,614
Merger Related Expenses Total	0
Total Operating Expenses	**11,936**
Operating Income	**17,535**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0

Impairment Loss	0
FX Operating	0
Net Income Before Taxes	17,535
Income Tax Provisions	**0**
Net Income	**17,535**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	**17,535**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet -ETC Acquisition Corp.
(in thousands, unaudited)

	Year Ended December 31, 2016
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	4,189
Current Restricted Cash	0
Other Current Assets	20
Margin Deposits & Default Fund	0
Total Current Assets	**4,209**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**0**
Total Assets	**4,209**
LIABILITIES	
Total AP and Accrued Expenses	5
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	0
Current Liabilities	**5**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**5**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0

Additional Paid in Capital	4,159
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	45
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**4,205**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**4,205**
Total Liabilities Non Controlling Interest and Stockholders Equity	**4,209**

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income -ETC Acquisition Corp.
(in thousands, unaudited)

	Year Ended December 31, 2016
REVENUE	
Market Services Revenues	76
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**76**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**76**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**
Operating Income	**76**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0

Impairment Loss	0
FX Operating	0
Net Income Before Taxes	76
Income Tax Provisions	**30**
Net Income	**45**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	**45**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet -ExactEquity LLC
(in thousands, unaudited)

	Year Ended December 31, 2016
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	18
Current Restricted Cash	0
Other Current Assets	1,138
Margin Deposits & Default Fund	0
Total Current Assets	**1,156**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	1,861
Other Intangibles	650
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**2,511**
Total Assets	**3,667**
LIABILITIES	
Total AP and Accrued Expenses	0
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	282
Current Portion Capital Leases	0
Other Accrued Liabilities	1
Current Liabilities	**283**
Total Long Term Debt	0
Non Current Deferred Tax Liability	12
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**12**
Total Liabilities	**294**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0

Additional Paid in Capital	3,000
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	373
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**3,373**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**3,373**
Total Liabilities Non Controlling Interest and Stockholders Equity	**3,667**

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income -ExactEquity LLC
(in thousands, unaudited)

	Year Ended December 31, 2016
REVENUE	
Market Services Revenues	0
Corporate Services	558
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**558**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**558**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	88
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	10
Merger Related Expenses Total	0
Total Operating Expenses	**98**
Operating Income	**461**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0

Impairment Loss	0
FX Operating	0
Net Income Before Taxes	461
Income Tax Provisions	**195**
Net Income	**266**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	**266**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet -Execution Access LLC
(in thousands, unaudited)

	Year Ended December 31, 2016
ASSETS	
Current Assets:	
Cash & Equivalents	46,198
Investments	0
Total Receivables - Net	1,594
Current Restricted Cash	250
Other Current Assets	20,342
Margin Deposits & Default Fund	0
Total Current Assets	**68,384**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	352
Other Long Term Assets	0
Total Long Term Assets	**352**
Total Assets	**68,736**
LIABILITIES	
Total AP and Accrued Expenses	400
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	577
Deferred Revenue	492
Current Portion Capital Leases	0
Other Accrued Liabilities	6,532
Current Liabilities	**8,000**
Total Long Term Debt	0
Non Current Deferred Tax Liability	(1)
Non-current deferred revenue	0
All Other Long Term Liabilities	192
Long Term Liabilities	**191**
Total Liabilities	**8,191**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0

Additional Paid in Capital	50,855
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	9,690
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**60,545**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**60,545**
Total Liabilities Non Controlling Interest and Stockholders Equity	**68,736**

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income -Execution Access LLC
(in thousands, unaudited)

	Year Ended December 31, 2016
REVENUE	
Market Services Revenues	31,092
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**31,092**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**(2,160)**
Total Cost of Revenues	**(2,160)**
Revenues less Cost of Revenues	**28,932**
Operating Expenses:	
Compensation and Benefits	1,598
Marketing and Advertising	14
Depr and Amortization	0
Professional and Contract Services	453
Computer Ops and Data Communication	131
Occupancy	177
Regulatory	71
General Administrative and Other	1,102
Merger Related Expenses Total	0
Total Operating Expenses	**3,546**
Operating Income	**25,386**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0

Impairment Loss	0
FX Operating	0
Net Income Before Taxes	25,386
Income Tax Provisions	**10,218**
Net Income	**15,168**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	**15,168**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet -FinQloud LLC
(in thousands, unaudited)

Notes: not in HFM - not a fully owned entity FinQloud LLC (formerly Urban Labs LLC)

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet -FINRA/NASDAQ Trade Reporting Facility LLC
(in thousands, unaudited)

	Year Ended December 31, 2016
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	10,009
Current Restricted Cash	0
Other Current Assets	48,743
Margin Deposits & Default Fund	0
Total Current Assets	**58,752**
Long Term Assets:	
Total Property and Equipment - Net	1,268
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	7
Other Long Term Assets	0
Total Long Term Assets	**1,275**
Total Assets	**60,027**
LIABILITIES	
Total AP and Accrued Expenses	1,055
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	3,060
Current Liabilities	**4,115**
Total Long Term Debt	0
Non Current Deferred Tax Liability	511
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**511**
Total Liabilities	**4,625**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0

Additional Paid in Capital	4,000
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	51,401
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**55,401**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**55,401**
Total Liabilities Non Controlling Interest and Stockholders Equity	**60,027**

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income -FINRA/NASDAQ Trade Reporting
(in thousands, unaudited)

	Year Ended December 31, 2016
REVENUE	
Market Services Revenues	21,968
Corporate Services	0
Global Information Services	12,009
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**33,977**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**33,977**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	250
Professional and Contract Services	1,179
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	10,319
General Administrative and Other	623
Merger Related Expenses Total	0
Total Operating Expenses	**12,372**
Operating Income	**21,605**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0

Impairment Loss	0
FX Operating	0
Net Income Before Taxes	21,605
Income Tax Provisions	**9,066**
Net Income	**12,539**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	**12,539**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet -FTEN Inc.
(in thousands, unaudited)

	Year Ended December 31, 2016
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	3,811
Current Restricted Cash	0
Other Current Assets	114,522
Margin Deposits & Default Fund	0
Total Current Assets	**118,333**
Long Term Assets:	
Total Property and Equipment - Net	3,389
Goodwill	585,751
Other Intangibles	64,291
Non Current Deferred Taxes	19,016
Other Long Term Assets	52,512
Total Long Term Assets	**724,959**
Total Assets	**843,292**
LIABILITIES	
Total AP and Accrued Expenses	343
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	2,140
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	1,401
Current Liabilities	**3,884**
Total Long Term Debt	0
Non Current Deferred Tax Liability	(196,888)
Non-current deferred revenue	0
All Other Long Term Liabilities	244
Long Term Liabilities	**(196,645)**
Total Liabilities	**(192,761)**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0

Additional Paid in Capital	1,429,636
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	(393,583)
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**1,036,053**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**1,036,053**
Total Liabilities Non Controlling Interest and Stockholders Equity	**843,292**

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income -FTEN Inc.
(in thousands, unaudited)

	Year Ended December 31, 2016
REVENUE	
Market Services Revenues	(1,455)
Corporate Services	0
Global Information Services	0
Market Technology Revenues	22,614
Other Revenues	27
Total Revenues	**21,185**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**(0)**
Total Cost of Revenues	**(0)**
Revenues less Cost of Revenues	**21,185**
Operating Expenses:	
Compensation and Benefits	1,013
Marketing and Advertising	0
Depr and Amortization	11,754
Professional and Contract Services	1,094
Computer Ops and Data Communication	5,049
Occupancy	504
Regulatory	0
General Administrative and Other	1,035
Merger Related Expenses Total	0
Total Operating Expenses	**20,449**
Operating Income	737
Total Interest Income	4
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0

Impairment Loss	(578,000)
FX Operating	0
Net Income Before Taxes	(577,260)
Income Tax Provisions	**(238,909)**
Net Income	**(338,351)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	**(338,351)**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet -Global Network Content Services LLC
(in thousands, unaudited)

	Year Ended December 31, 2016
ASSETS	
Current Assets:	
Cash & Equivalents	320
Investments	0
Total Receivables - Net	27
Current Restricted Cash	0
Other Current Assets	0
Margin Deposits & Default Fund	0
Total Current Assets	**347**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**0**
Total Assets	**347**
LIABILITIES	
Total AP and Accrued Expenses	2
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	124
Current Liabilities	**126**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**126**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0

Additional Paid in Capital	180
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	41
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**221**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**221**
Total Liabilities Non Controlling Interest and Stockholders Equity	**347**

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income -Global Network Content Services LLC
(in thousands, unaudited)

	Year Ended December 31, 2016
REVENUE	
Market Services Revenues	0
Corporate Services	255
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**255**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**255**
Operating Expenses:	
Compensation and Benefits	70
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	115
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**186**
Operating Income	**70**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0

Impairment Loss	0
FX Operating	0
Net Income Before Taxes	70
Income Tax Provisions	**29**
Net Income	**41**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	**41**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet -GlobeNewswire Inc.
(in thousands, unaudited)

	Year Ended December 31, 2016
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	56
Current Restricted Cash	0
Other Current Assets	57,547
Margin Deposits & Default Fund	0
Total Current Assets	**57,603**
Long Term Assets:	
Total Property and Equipment - Net	224
Goodwill	12,684
Other Intangibles	188
Non Current Deferred Taxes	77
Other Long Term Assets	0
Total Long Term Assets	**13,172**
Total Assets	**70,775**
LIABILITIES	
Total AP and Accrued Expenses	(1)
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	15
Deferred Revenue	2
Current Portion Capital Leases	0
Other Accrued Liabilities	3,711
Current Liabilities	**3,726**
Total Long Term Debt	0
Non Current Deferred Tax Liability	117
Non-current deferred revenue	0
All Other Long Term Liabilities	106
Long Term Liabilities	**223**
Total Liabilities	**3,949**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0

Additional Paid in Capital	13,653
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	53,173
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**66,826**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**66,826**
Total Liabilities Non Controlling Interest and Stockholders Equity	**70,775**

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income -GlobeNewswire Inc.
(in thousands, unaudited)

	Year Ended December 31, 2016
REVENUE	
Market Services Revenues	-
Corporate Services	(298)
Global Information Services	-
Market Technology Revenues	-
Other Revenues	1,219
Total Revenues	921
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	921
Operating Expenses:	
Compensation and Benefits	15
Marketing and Advertising	-
Depr and Amortization	316
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	(230)
Regulatory	-
General Administrative and Other	193
Merger Related Expenses Total	-
Total Operating Expenses	294
Operating Income	626
Total Interest Income	-
Total Interest Expense	-
Dividend and Investment Income	-
Gain (loss) on sale of strategic initiatives	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-

Impairment Loss	-
FX Operating	-
Net Income Before Taxes	626
Income Tax Provisions	990
Net Income	(364)
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to NASDAQ OMX Group, Inc.	(364)

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet -GraniteBlock Inc.
(in thousands, unaudited)

	Year Ended December 31, 2016
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	0
Current Restricted Cash	0
Other Current Assets	0
Margin Deposits & Default Fund	0
Total Current Assets	**0**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	8,556
Other Intangibles	0
Non Current Deferred Taxes	(12)
Other Long Term Assets	33,238
Total Long Term Assets	**41,782**
Total Assets	**41,782**
LIABILITIES	
Total AP and Accrued Expenses	0
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	1,775
Current Liabilities	**1,775**
Total Long Term Debt	0
Non Current Deferred Tax Liability	9,072
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**9,072**
Total Liabilities	**10,848**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0

Additional Paid in Capital	33,238
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	(2,303)
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**30,934**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**30,934**
Total Liabilities Non Controlling Interest and Stockholders Equity	**41,782**

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income -GraniteBlock Inc.
(in thousands, unaudited)

	Year Ended December 31, 2016
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**
Operating Income	**0**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0

Impairment Loss	0
FX Operating	0
Net Income Before Taxes	0
Income Tax Provisions	**1,123**
Net Income	**(1,123)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	**(1,123)**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet -Granite Redux Inc.
(in thousands, unaudited)

	Year Ended December 31, 2016
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	0
Current Restricted Cash	0
Other Current Assets	0
Margin Deposits & Default Fund	0
Total Current Assets	**0**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	19,841
Other Intangibles	0
Non Current Deferred Taxes	382
Other Long Term Assets	88,784
Total Long Term Assets	**109,007**
Total Assets	**109,007**
LIABILITIES	
Total AP and Accrued Expenses	0
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	2,146
Current Liabilities	**2,146**
Total Long Term Debt	0
Non Current Deferred Tax Liability	24,231
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**24,231**
Total Liabilities	**26,377**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0

Additional Paid in Capital	88,784
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	(6,154)
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**82,630**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**82,630**
Total Liabilities Non Controlling Interest and Stockholders Equity	**109,007**

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income -Granite Redux Inc.
(in thousands, unaudited)

	Year Ended December 31, 2016
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**
Operating Income	**0**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0

Impairment Loss	0
FX Operating	0
Net Income Before Taxes	0
Income Tax Provisions	**2,999**
Net Income	**(2,999)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	(2,999)

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet -Inet Futures Exchange LLC
(in thousands, unaudited)

Notes: No data in 2016

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet -International Securities Exchange Holdings Inc.
(in thousands, unaudited)

	Year Ended December 31, 2016
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	(18,429)
Current Restricted Cash	0
Other Current Assets	401
Margin Deposits & Default Fund	0
Total Current Assets	**(18,028)**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	549,485
Other Intangibles	616,619
Non Current Deferred Taxes	(498)
Other Long Term Assets	131,877
Total Long Term Assets	**1,297,484**
Total Assets	**1,279,456**
LIABILITIES	
Total AP and Accrued Expenses	94,123
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	(245)
Current Liabilities	**93,878**
Total Long Term Debt	0
Non Current Deferred Tax Liability	247,881
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**247,881**
Total Liabilities	**341,759**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0

Additional Paid in Capital	941,096
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	(3,399)
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**937,697**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**937,697**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,279,456**

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income -International Securities Exchange Holdings Inc.
(in thousands, unaudited)

	Year Ended December 31, 2016
REVENUE	
Market Services Revenues	(2)
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**(2)**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**(2)**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	5,681
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**5,681**
Operating Income	**(5,683)**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0

Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(5,683)
Income Tax Provisions	**(2,285)**
Net Income	**(3,399)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	**(3,399)**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet -ISE ETF Ventures LLC
(in thousands, unaudited)

Notes: Not a separate LE in HFM- included in ISE entity

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet -Kleos Managed Services Holdings LLC
(in thousands, unaudited)

	Year Ended December 31, 2016
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	0
Current Restricted Cash	0
Other Current Assets	0
Margin Deposits & Default Fund	0
Total Current Assets	**0**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**0**
Total Assets	**0**
LIABILITIES	
Total AP and Accrued Expenses	0
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	0
Current Liabilities	**0**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**0**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0

Additional Paid in Capital	0
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	0
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**0**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**0**
Total Liabilities Non Controlling Interest and Stockholders Equity	**0**

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income -Kleos Managed Services Holdings LLC
(in thousands, unaudited)

	Year Ended December 31, 2016
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**
Operating Income	**0**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0

Impairment Loss	0
FX Operating	0
Net Income Before Taxes	0
Income Tax Provisions	**0**
Net Income	**0**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	**0**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet -Kleos Managed Services L.P
(in thousands, unaudited)

	Year Ended December 31, 2016
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	653
Current Restricted Cash	0
Other Current Assets	1,771
Margin Deposits & Default Fund	0
Total Current Assets	**2,424**
Long Term Assets:	
Total Property and Equipment - Net	9,516
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	1,271
Other Long Term Assets	0
Total Long Term Assets	**10,787**
Total Assets	**13,210**
LIABILITIES	
Total AP and Accrued Expenses	410
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	3,109
Deferred Revenue	60
Current Portion Capital Leases	78
Other Accrued Liabilities	2,354
Current Liabilities	**6,010**
Total Long Term Debt	0
Non Current Deferred Tax Liability	3,994
Non-current deferred revenue	0
All Other Long Term Liabilities	24
Long Term Liabilities	**4,018**
Total Liabilities	**10,028**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0

Additional Paid in Capital	1,395
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	1,787
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**3,182**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**3,182**
Total Liabilities Non Controlling Interest and Stockholders Equity	**13,210**

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income -Kleos Managed Services L.P
(in thousands, unaudited)

	Year Ended December 31, 2016
REVENUE	
Market Services Revenues	7,084
Corporate Services	0
Global Information Services	13,254
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**20,338**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**(3)**
Total Cost of Revenues	**(3)**
Revenues less Cost of Revenues	**20,335**
Operating Expenses:	
Compensation and Benefits	9,615
Marketing and Advertising	16
Depr and Amortization	3,378
Professional and Contract Services	2,557
Computer Ops and Data Communication	2,285
Occupancy	841
Regulatory	0
General Administrative and Other	1,843
Merger Related Expenses Total	0
Total Operating Expenses	**20,536**
Operating Income	**(201)**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0

Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(201)
Income Tax Provisions	**(337)**
Net Income	**137**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	**137**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet -Longitude LLC
(in thousands, unaudited)

	Year Ended December 31, 2016
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	1,703
Current Restricted Cash	0
Other Current Assets	1,464
Margin Deposits & Default Fund	0
Total Current Assets	**3,167**
Long Term Assets:	
Total Property and Equipment - Net	84
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**84**
Total Assets	**3,251**
LIABILITIES	
Total AP and Accrued Expenses	541
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	0
Current Liabilities	**541**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**541**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0

Additional Paid in Capital	2,598
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	112
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**2,710**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**2,710**
Total Liabilities Non Controlling Interest and Stockholders Equity	**3,251**

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income -Longitude LLC
(in thousands, unaudited)

	Year Ended December 31, 2016
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	1,397
Total Revenues	**1,397**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**1,397**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	3
Depr and Amortization	19
Professional and Contract Services	1,118
Computer Ops and Data Communication	0
Occupancy	(7)
Regulatory	0
General Administrative and Other	75
Merger Related Expenses Total	0
Total Operating Expenses	**1,209**
Operating Income	**188**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0

Impairment Loss	0
FX Operating	0
Net Income Before Taxes	188
Income Tax Provisions	77
Net Income	**112**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	**112**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet -Marketwire Inc.
(in thousands, unaudited)

	Year Ended December 31, 2016
ASSETS	
Current Assets:	
Cash & Equivalents	1,954
Investments	0
Total Receivables - Net	2,644
Current Restricted Cash	334
Other Current Assets	403
Margin Deposits & Default Fund	0
Total Current Assets	**5,336**
Long Term Assets:	
Total Property and Equipment - Net	1,021
Goodwill	36,620
Other Intangibles	8,928
Non Current Deferred Taxes	4,959
Other Long Term Assets	4
Total Long Term Assets	**51,532**
Total Assets	**56,867**
LIABILITIES	
Total AP and Accrued Expenses	778
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	973
Deferred Revenue	2,654
Current Portion Capital Leases	0
Other Accrued Liabilities	1,830
Current Liabilities	**6,235**
Total Long Term Debt	0
Non Current Deferred Tax Liability	3,814
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**3,814**
Total Liabilities	**10,050**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0

Additional Paid in Capital	45,037
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	1,780
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**46,817**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**46,817**
Total Liabilities Non Controlling Interest and Stockholders Equity	**56,867**

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income -Marketwire Inc.
(in thousands, unaudited)

	Year Ended December 31, 2016
REVENUE	
Market Services Revenues	0
Corporate Services	22,441
Global Information Services	0
Market Technology Revenues	675
Other Revenues	3,111
Total Revenues	**26,227**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**26,227**
Operating Expenses:	
Compensation and Benefits	7,745
Marketing and Advertising	144
Depr and Amortization	1,840
Professional and Contract Services	7,810
Computer Ops and Data Communication	2,673
Occupancy	445
Regulatory	0
General Administrative and Other	750
Merger Related Expenses Total	1,847
Total Operating Expenses	**23,254**
Operating Income	**2,973**
Total Interest Income	3
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0

Impairment Loss	0
FX Operating	0
Net Income Before Taxes	2,976
Income Tax Provisions	**1,196**
Net Income	**1,780**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	**1,780**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet -MW Holdco (2006) Inc.
(in thousands, unaudited)

	Year Ended December 31, 2016
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	0
Current Restricted Cash	0
Other Current Assets	0
Margin Deposits & Default Fund	0
Total Current Assets	**0**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**0**
Total Assets	**0**
LIABILITIES	
Total AP and Accrued Expenses	0
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	0
Current Liabilities	**0**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**0**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0

Additional Paid in Capital	0
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	0
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**0**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**0**
Total Liabilities Non Controlling Interest and Stockholders Equity	**0**

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income -MW Holdco (2006) Inc.
(in thousands, unaudited)

	Year Ended December 31, 2016
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**
Operating Income	**0**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0

Impairment Loss	0
FX Operating	0
Net Income Before Taxes	0
Income Tax Provisions	**0**
Net Income	**0**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	**0**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet -NASDAQ BX Inc.
(in thousands, unaudited)

	Year Ended December 31, 2016
ASSETS	
Current Assets:	
Cash & Equivalents	10
Investments	0
Total Receivables - Net	1,047
Current Restricted Cash	0
Other Current Assets	10
Margin Deposits & Default Fund	0
Total Current Assets	**1,067**
Long Term Assets:	
Total Property and Equipment - Net	1,110
Goodwill	31,048
Other Intangibles	49,420
Non Current Deferred Taxes	(1,046)
Other Long Term Assets	(3,798)
Total Long Term Assets	**76,734**
Total Assets	**77,801**
LIABILITIES	
Total AP and Accrued Expenses	322
SEC 31a Payable to the SEC	138
Accrued Personnel Costs	9
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	33,441
Current Liabilities	**33,909**
Total Long Term Debt	0
Non Current Deferred Tax Liability	20,122
Non-current deferred revenue	0
All Other Long Term Liabilities	29
Long Term Liabilities	**20,152**
Total Liabilities	**54,061**
EQUITY	
Common Stock Total	8
Common Stock in Treasury Total	0

Additional Paid in Capital	50,227
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	(26,495)
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**23,739**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**23,739**
Total Liabilities Non Controlling Interest and Stockholders Equity	**77,801**

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income -NASDAQ BX Inc.
(in thousands, unaudited)

	Year Ended December 31, 2016
REVENUE	
Market Services Revenues	18,418
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**18,418**
COST OF REVENUES	
Liquidity Rebates	**(6,754)**
Brokerage, Clearance and Exchange Fees	**(941)**
Total Cost of Revenues	**(7,695)**
Revenues less Cost of Revenues	**10,723**
Operating Expenses:	
Compensation and Benefits	(97)
Marketing and Advertising	0
Depr and Amortization	531
Professional and Contract Services	0
Computer Ops and Data Communication	42
Occupancy	(334)
Regulatory	702
General Administrative and Other	460
Merger Related Expenses Total	0
Total Operating Expenses	**1,305**
Operating Income	**9,418**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0

Impairment Loss	0
FX Operating	0
Net Income Before Taxes	9,418
Income Tax Provisions	**14,351**
Net Income	**(4,934)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	**(4,934)**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet -Nasdaq Capital Markets Advisory LLC
(in thousands, unaudited)

	Year Ended December 31, 2016
ASSETS	
Current Assets:	
Cash & Equivalents	556
Investments	0
Total Receivables - Net	0
Current Restricted Cash	0
Other Current Assets	90
Margin Deposits & Default Fund	0
Total Current Assets	**646**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**0**
Total Assets	**646**
LIABILITIES	
Total AP and Accrued Expenses	0
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	12
Current Liabilities	**12**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**12**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0

Additional Paid in Capital	3,282
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	(2,648)
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**634**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**634**
Total Liabilities Non Controlling Interest and Stockholders Equity	**646**

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income -Nasdaq Capital Markets Advisory LLC
(in thousands, unaudited)

	Year Ended December 31, 2016
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	59
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	19
Merger Related Expenses Total	0
Total Operating Expenses	**78**
Operating Income	**(78)**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0

Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(78)
Income Tax Provisions	**(31)**
Net Income	**(47)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	**(47)**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet -Nasdaq Commodities Clearing LLC
(in thousands, unaudited)

	Year Ended December 31, 2016
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	131
Current Restricted Cash	0
Other Current Assets	0
Margin Deposits & Default Fund	0
Total Current Assets	**131**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	75
Other Intangibles	0
Non Current Deferred Taxes	307
Other Long Term Assets	0
Total Long Term Assets	**382**
Total Assets	**513**
LIABILITIES	
Total AP and Accrued Expenses	0
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	784
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	3,134
Current Liabilities	**3,918**
Total Long Term Debt	0
Non Current Deferred Tax Liability	14
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**14**
Total Liabilities	**3,933**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0

Additional Paid in Capital	4,891
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	(8,310)
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**(3,420)**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**(3,420)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**513**

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income -Nasdaq Commodities Clearing LLC
(in thousands, unaudited)

	Year Ended December 31, 2016
REVENUE	
Market Services Revenues	984
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**984**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**984**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	26
Merger Related Expenses Total	0
Total Operating Expenses	**26**
Operating Income	**958**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0

Impairment Loss	0
FX Operating	0
Net Income Before Taxes	958
Income Tax Provisions	**404**
Net Income	**554**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	554

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet -Nasdaq Corporate Solutions Inc.
(in thousands, unaudited)

	Year Ended December 31, 2016
ASSETS	
Current Assets:	
Cash & Equivalents	98
Investments	0
Total Receivables - Net	4,189
Current Restricted Cash	0
Other Current Assets	47,092
Margin Deposits & Default Fund	0
Total Current Assets	**51,379**
Long Term Assets:	
Total Property and Equipment - Net	6,730
Goodwill	30,997
Other Intangibles	2,452
Non Current Deferred Taxes	(279)
Other Long Term Assets	18,256
Total Long Term Assets	**58,154**
Total Assets	**109,533**
LIABILITIES	
Total AP and Accrued Expenses	4,989
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	(1,006)
Deferred Revenue	57
Current Portion Capital Leases	0
Other Accrued Liabilities	6,946
Current Liabilities	**10,986**
Total Long Term Debt	0
Non Current Deferred Tax Liability	3,225
Non-current deferred revenue	0
All Other Long Term Liabilities	133
Long Term Liabilities	**3,359**
Total Liabilities	**14,344**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0

Additional Paid in Capital	48,999
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	46,190
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**95,189**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**95,189**
Total Liabilities Non Controlling Interest and Stockholders Equity	**109,533**

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income -Nasdaq Corporate Solutions Inc.
(in thousands, unaudited)

	Year Ended December 31, 2016
REVENUE	
Market Services Revenues	0
Corporate Services	28,903
Global Information Services	0
Market Technology Revenues	0
Other Revenues	892
Total Revenues	**29,794**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**29,794**
Operating Expenses:	
Compensation and Benefits	155
Marketing and Advertising	(4)
Depr and Amortization	2,379
Professional and Contract Services	192
Computer Ops and Data Communication	383
Occupancy	151
Regulatory	0
General Administrative and Other	822
Merger Related Expenses Total	0
Total Operating Expenses	**4,079**
Operating Income	**25,716**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0

Impairment Loss	0
FX Operating	0
Net Income Before Taxes	25,716
Income Tax Provisions	**11,596**
Net Income	**14,119**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	**14,119**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet -Nasdaq Corporate Solutions LLC
(in thousands, unaudited)

	Year Ended December 31, 2016
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	15,682
Current Restricted Cash	0
Other Current Assets	9,184
Margin Deposits & Default Fund	0
Total Current Assets	**24,866**
Long Term Assets:	
Total Property and Equipment - Net	41,282
Goodwill	215,720
Other Intangibles	40,631
Non Current Deferred Taxes	8,847
Other Long Term Assets	204,131
Total Long Term Assets	**510,612**
Total Assets	**535,478**
LIABILITIES	
Total AP and Accrued Expenses	11,819
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	23,872
Deferred Revenue	5,011
Current Portion Capital Leases	0
Other Accrued Liabilities	99,424
Current Liabilities	**140,126**
Total Long Term Debt	0
Non Current Deferred Tax Liability	34,215
Non-current deferred revenue	0
All Other Long Term Liabilities	343
Long Term Liabilities	**34,558**
Total Liabilities	**174,684**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0

Additional Paid in Capital	449,368
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	(88,574)
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**360,794**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**360,794**
Total Liabilities Non Controlling Interest and Stockholders Equity	**535,478**

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income -Nasdaq Corporate Solutions LLC
(in thousands, unaudited)

	Year Ended December 31, 2016
REVENUE	
Market Services Revenues	0
Corporate Services	170,493
Global Information Services	0
Market Technology Revenues	0
Other Revenues	2,574
Total Revenues	**173,066**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**173,066**
Operating Expenses:	
Compensation and Benefits	84,011
Marketing and Advertising	1,138
Depr and Amortization	16,644
Professional and Contract Services	65,823
Computer Ops and Data Communication	12,661
Occupancy	9,183
Regulatory	0
General Administrative and Other	18,281
Merger Related Expenses Total	(2,136)
Total Operating Expenses	**205,603**
Operating Income	**(32,537)**
Total Interest Income	3
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0

Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(32,534)
Income Tax Provisions	**(12,897)**
Net Income	**(19,638)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	**(19,638)**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet -NASDAQ Energy Futures LLC
(in thousands, unaudited)

	Year Ended December 31, 2016
ASSETS	
Current Assets:	
Cash & Equivalents	708
Investments	0
Total Receivables - Net	287
Current Restricted Cash	0
Other Current Assets	0
Margin Deposits & Default Fund	0
Total Current Assets	**995**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**0**
Total Assets	**995**
LIABILITIES	
Total AP and Accrued Expenses	0
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	2,599
Current Liabilities	**2,599**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**2,599**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0

Additional Paid in Capital	0
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	(1,604)
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**(1,604)**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**(1,604)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**995**

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income -NASDAQ Energy Futures LLC
(in thousands, unaudited)

	Year Ended December 31, 2016
REVENUE	
Market Services Revenues	2,842
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**2,842**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**(3,688)**
Total Cost of Revenues	**(3,688)**
Revenues less Cost of Revenues	**(845)**
Operating Expenses:	
Compensation and Benefits	1,018
Marketing and Advertising	20
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**1,038**
Operating Income	**(1,883)**
Total Interest Income	0
Total Interest Expense	(127)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0

Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(2,010)
Income Tax Provisions	**(831)**
Net Income	**(1,180)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	**(1,180)**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet -Nasdaq Execution Services LLC
(in thousands, unaudited)

	Year Ended December 31, 2016
ASSETS	
Current Assets:	
Cash & Equivalents	11,295
Investments	242
Total Receivables - Net	0
Current Restricted Cash	250
Other Current Assets	3,790
Margin Deposits & Default Fund	0
Total Current Assets	**15,577**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	5,569
Other Intangibles	0
Non Current Deferred Taxes	58
Other Long Term Assets	10
Total Long Term Assets	**5,637**
Total Assets	**21,214**
LIABILITIES	
Total AP and Accrued Expenses	1,579
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	182
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	1,152
Current Liabilities	**2,913**
Total Long Term Debt	0
Non Current Deferred Tax Liability	(1,105)
Non-current deferred revenue	0
All Other Long Term Liabilities	58
Long Term Liabilities	**(1,046)**
Total Liabilities	**1,867**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0

Additional Paid in Capital	23,308
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	(3,961)
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**19,347**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**19,347**
Total Liabilities Non Controlling Interest and Stockholders Equity	**21,214**

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income -Nasdaq Execution Services LLC
(in thousands, unaudited)

	Year Ended December 31, 2016
REVENUE	
Market Services Revenues	28,053
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**28,053**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**(25,069)**
Total Cost of Revenues	**(25,069)**
Revenues less Cost of Revenues	**2,984**
Operating Expenses:	
Compensation and Benefits	1,099
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	7
Occupancy	72
Regulatory	0
General Administrative and Other	185
Merger Related Expenses Total	0
Total Operating Expenses	**1,363**
Operating Income	**1,621**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0

Impairment Loss	0
FX Operating	0
Net Income Before Taxes	1,621
Income Tax Provisions	**666**
Net Income	**955**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	**955**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet -NASDAQ Futures Inc.
(in thousands, unaudited)

	Year Ended December 31, 2016
ASSETS	
Current Assets:	
Cash & Equivalents	5,968
Investments	0
Total Receivables - Net	383
Current Restricted Cash	0
Other Current Assets	4,769
Margin Deposits & Default Fund	0
Total Current Assets	**11,120**
Long Term Assets:	
Total Property and Equipment - Net	802
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	67
Other Long Term Assets	0
Total Long Term Assets	**869**
Total Assets	**11,989**
LIABILITIES	
Total AP and Accrued Expenses	1,491
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	243
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	163
Current Liabilities	**1,897**
Total Long Term Debt	0
Non Current Deferred Tax Liability	153
Non-current deferred revenue	0
All Other Long Term Liabilities	4
Long Term Liabilities	**157**
Total Liabilities	**2,054**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0

Additional Paid in Capital	28,393
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	(18,458)
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**9,935**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**9,935**
Total Liabilities Non Controlling Interest and Stockholders Equity	**11,989**

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income -NASDAQ Futures Inc.
(in thousands, unaudited)

	Year Ended December 31, 2016
REVENUE	
Market Services Revenues	3,013
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**3,013**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**(14,536)**
Total Cost of Revenues	**(14,536)**
Revenues less Cost of Revenues	**(11,523)**
Operating Expenses:	
Compensation and Benefits	1,701
Marketing and Advertising	0
Depr and Amortization	183
Professional and Contract Services	588
Computer Ops and Data Communication	2,383
Occupancy	170
Regulatory	608
General Administrative and Other	827
Merger Related Expenses Total	9
Total Operating Expenses	**6,469**
Operating Income	**(17,992)**
Total Interest Income	127
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0

Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(17,865)
Income Tax Provisions	**(7,785)**
Net Income	**(10,081)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	**(10,081)**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet -NASDAQ Global Inc.
(in thousands, unaudited)

	Year Ended December 31, 2016
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	641
Current Restricted Cash	0
Other Current Assets	768,897
Margin Deposits & Default Fund	0
Total Current Assets	**769,538**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	273,796
Other Long Term Assets	4,278,137
Total Long Term Assets	**4,551,933**
Total Assets	**5,321,471**
LIABILITIES	
Total AP and Accrued Expenses	752
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	233,254
Current Liabilities	**234,006**
Total Long Term Debt	0
Non Current Deferred Tax Liability	921
Non-current deferred revenue	0
All Other Long Term Liabilities	559
Long Term Liabilities	**1,480**
Total Liabilities	**235,486**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0

Additional Paid in Capital	4,634,412
Accumulated Other Comprehensive Income/(Loss)	(388,015)
Total Retained Earnings	839,588
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**5,085,985**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**5,085,985**
Total Liabilities Non Controlling Interest and Stockholders Equity	**5,321,471**

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income -NASDAQ Global Inc.
(in thousands, unaudited)

	Year Ended December 31, 2016
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	4
Merger Related Expenses Total	0
Total Operating Expenses	**4**
Operating Income	**(4)**
Total Interest Income	16,600
Total Interest Expense	(2,624)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0

Impairment Loss	0
FX Operating	0
Net Income Before Taxes	13,972
Income Tax Provisions	**(3,025)**
Net Income	**16,997**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	**16,997**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet -Nasdaq Inc.
(in thousands, unaudited)

	Year Ended December 31, 2016
ASSETS	
Current Assets:	
Cash & Equivalents	223,459
Investments	30,594
Total Receivables - Net	94,346
Current Restricted Cash	0
Other Current Assets	505,996
Margin Deposits & Default Fund	0
Total Current Assets	**854,394**
Long Term Assets:	
Total Property and Equipment - Net	56,177
Goodwill	10,453
Other Intangibles	1,428
Non Current Deferred Taxes	7,256
Other Long Term Assets	9,282,331
Total Long Term Assets	**9,357,645**
Total Assets	**10,212,040**
LIABILITIES	
Total AP and Accrued Expenses	97,789
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	34,935
Deferred Revenue	2,384
Current Portion Capital Leases	0
Other Accrued Liabilities	2,818,141
Current Liabilities	**2,953,248**
Total Long Term Debt	3,603,317
Non Current Deferred Tax Liability	13,702
Non-current deferred revenue	0
All Other Long Term Liabilities	64,443
Long Term Liabilities	**3,681,462**
Total Liabilities	**6,634,711**
EQUITY	
Common Stock Total	1,705
Common Stock in Treasury Total	(175,808)

Additional Paid in Capital	3,076,324
Accumulated Other Comprehensive Income/(Loss)	53,296
Total Retained Earnings	621,812
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**3,577,329**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**3,577,329**
Total Liabilities Non Controlling Interest and Stockholders Equity	**10,212,040**

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income -Nasdaq Inc.
(in thousands, unaudited)

	Year Ended December 31, 2016
REVENUE	
Market Services Revenues	(1)
Corporate Services	2,461
Global Information Services	87,016
Market Technology Revenues	(2)
Other Revenues	90,376
Total Revenues	**179,849**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**179,849**
Operating Expenses:	
Compensation and Benefits	216,235
Marketing and Advertising	9,565
Depr and Amortization	13,883
Professional and Contract Services	45,821
Computer Ops and Data Communication	19,836
Occupancy	7,726
Regulatory	0
General Administrative and Other	24,922
Merger Related Expenses Total	19,435
Total Operating Expenses	**357,424**
Operating Income	**(177,574)**
Total Interest Income	1,195
Total Interest Expense	(149,084)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0

Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(325,463)
Income Tax Provisions	**(102,922)**
Net Income	**(222,542)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	**(222,542)**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet -Nasdaq Information LLC
(in thousands, unaudited)

	Year Ended December 31, 2016
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	(169)
Current Restricted Cash	0
Other Current Assets	143,665
Margin Deposits & Default Fund	0
Total Current Assets	**143,497**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	(1)
Other Long Term Assets	0
Total Long Term Assets	**(1)**
Total Assets	**143,496**
LIABILITIES	
Total AP and Accrued Expenses	41
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	322
Current Liabilities	**363**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	39
Long Term Liabilities	**39**
Total Liabilities	**401**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0

Additional Paid in Capital	1,000
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	142,095
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**143,095**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**143,095**
Total Liabilities Non Controlling Interest and Stockholders Equity	**143,496**

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income -Nasdaq Information LLC
(in thousands, unaudited)

	Year Ended December 31, 2016
REVENUE	
Market Services Revenues	72
Corporate Services	0
Global Information Services	61,699
Market Technology Revenues	0
Other Revenues	24
Total Revenues	**61,794**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**61,794**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	25
Computer Ops and Data Communication	139
Occupancy	0
Regulatory	0
General Administrative and Other	964
Merger Related Expenses Total	0
Total Operating Expenses	**1,128**
Operating Income	**60,666**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0

Impairment Loss	0
FX Operating	0
Net Income Before Taxes	60,666
Income Tax Provisions	**25,406**
Net Income	**35,260**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	**35,260**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet -Nasdaq International Market Initiatives Inc.
(in thousands, unaudited)

	Year Ended December 31, 2016
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	0
Current Restricted Cash	0
Other Current Assets	0
Margin Deposits & Default Fund	0
Total Current Assets	**0**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	144
Other Long Term Assets	0
Total Long Term Assets	**144**
Total Assets	**144**
LIABILITIES	
Total AP and Accrued Expenses	21
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	(151)
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	1,744
Current Liabilities	**1,614**
Total Long Term Debt	0
Non Current Deferred Tax Liability	(1)
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**(1)**
Total Liabilities	**1,613**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0

Additional Paid in Capital	3,642
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	(5,111)
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**(1,469)**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**(1,469)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**144**

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income -Nasdaq International Market Initiatives Inc.
(in thousands, unaudited)

	Year Ended December 31, 2016
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	318
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	1
Computer Ops and Data Communication	1
Occupancy	0
Regulatory	0
General Administrative and Other	14
Merger Related Expenses Total	0
Total Operating Expenses	**333**
Operating Income	**(333)**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0

Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(333)
Income Tax Provisions	**(116)**
Net Income	**(216)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	**(216)**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet -Nasdaq ISE LLC
(in thousands, unaudited)

	Year Ended December 31, 2016
ASSETS	
Current Assets:	
Cash & Equivalents	214
Investments	0
Total Receivables - Net	71,282
Current Restricted Cash	0
Other Current Assets	18,444
Margin Deposits & Default Fund	0
Total Current Assets	**89,940**
Long Term Assets:	
Total Property and Equipment - Net	10,880
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	21,361
Other Long Term Assets	70,108
Total Long Term Assets	**102,349**
Total Assets	**192,289**
LIABILITIES	
Total AP and Accrued Expenses	38,351
SEC 31a Payable to the SEC	3,167
Accrued Personnel Costs	39,689
Deferred Revenue	415
Current Portion Capital Leases	0
Other Accrued Liabilities	(4,664)
Current Liabilities	**76,957**
Total Long Term Debt	0
Non Current Deferred Tax Liability	11,405
Non-current deferred revenue	0
All Other Long Term Liabilities	5,558
Long Term Liabilities	**16,963**
Total Liabilities	**93,920**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0

Additional Paid in Capital	100,248
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	(1,879)
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**98,369**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**98,369**
Total Liabilities Non Controlling Interest and Stockholders Equity	**192,289**

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income -Nasdaq ISE LLC
(in thousands, unaudited)

	Year Ended December 31, 2016
REVENUE	
Market Services Revenues	108,771
Corporate Services	0
Global Information Services	4,013
Market Technology Revenues	0
Other Revenues	977
Total Revenues	**113,760**
COST OF REVENUES	
Liquidity Rebates	**(52,545)**
Brokerage, Clearance and Exchange Fees	**(4,820)**
Total Cost of Revenues	**(57,364)**
Revenues less Cost of Revenues	**56,396**
Operating Expenses:	
Compensation and Benefits	10,416
Marketing and Advertising	220
Depr and Amortization	1,824
Professional and Contract Services	1,206
Computer Ops and Data Communication	4,544
Occupancy	2,333
Regulatory	721
General Administrative and Other	(2,060)
Merger Related Expenses Total	44,196
Total Operating Expenses	**63,399**
Operating Income	**(7,003)**
Total Interest Income	38
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	304
Income from Unconsolidated Investees - net	2,378
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0

Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(4,283)
Income Tax Provisions	**(2,403)**
Net Income	**(1,879)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	**(1,879)**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet -Nasdaq MRX LLC
(in thousands, unaudited)

	Year Ended December 31, 2016
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	1,274
Current Restricted Cash	0
Other Current Assets	2,512
Margin Deposits & Default Fund	0
Total Current Assets	**3,786**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	6
Other Long Term Assets	2,010
Total Long Term Assets	**2,016**
Total Assets	**5,802**
LIABILITIES	
Total AP and Accrued Expenses	247
SEC 31a Payable to the SEC	42
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	241
Current Liabilities	**530**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**530**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0

Additional Paid in Capital	5,191
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	81
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**5,271**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**5,271**
Total Liabilities Non Controlling Interest and Stockholders Equity	**5,802**

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income -Nasdaq MRX LLC
(in thousands, unaudited)

	Year Ended December 31, 2016
REVENUE	
Market Services Revenues	1,020
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**1,020**
COST OF REVENUES	
Liquidity Rebates	**(307)**
Brokerage, Clearance and Exchange Fees	**(68)**
Total Cost of Revenues	**(375)**
Revenues less Cost of Revenues	**645**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	8
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	290
General Administrative and Other	209
Merger Related Expenses Total	0
Total Operating Expenses	**507**
Operating Income	**138**
Total Interest Income	(3)
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0

Impairment Loss	0
FX Operating	0
Net Income Before Taxes	135
Income Tax Provisions	**54**
Net Income	**81**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	**81**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet -NASDAQ OMX BX Equities LLC
(in thousands, unaudited)

	Year Ended December 31, 2016
ASSETS	
Current Assets:	
Cash & Equivalents	10
Investments	0
Total Receivables - Net	1,047
Current Restricted Cash	0
Other Current Assets	10
Margin Deposits & Default Fund	0
Total Current Assets	**1,067**
Long Term Assets:	
Total Property and Equipment - Net	1,110
Goodwill	31,048
Other Intangibles	49,420
Non Current Deferred Taxes	(1,046)
Other Long Term Assets	(3,798)
Total Long Term Assets	**76,734**
Total Assets	**77,801**
LIABILITIES	
Total AP and Accrued Expenses	322
SEC 31a Payable to the SEC	138
Accrued Personnel Costs	9
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	33,441
Current Liabilities	**33,909**
Total Long Term Debt	0
Non Current Deferred Tax Liability	20,122
Non-current deferred revenue	0
All Other Long Term Liabilities	29
Long Term Liabilities	**20,152**
Total Liabilities	**54,061**
EQUITY	
Common Stock Total	8
Common Stock in Treasury Total	0

Additional Paid in Capital	50,227
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	(26,495)
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**23,739**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**23,739**
Total Liabilities Non Controlling Interest and Stockholders Equity	**77,801**

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income -NASDAQ OMX BX Equities LLC
(in thousands, unaudited)

	Year Ended December 31, 2016
REVENUE	
Market Services Revenues	18,418
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**18,418**
COST OF REVENUES	
Liquidity Rebates	**(6,754)**
Brokerage, Clearance and Exchange Fees	**(941)**
Total Cost of Revenues	**(7,695)**
Revenues less Cost of Revenues	**10,723**
Operating Expenses:	
Compensation and Benefits	(97)
Marketing and Advertising	0
Depr and Amortization	531
Professional and Contract Services	0
Computer Ops and Data Communication	42
Occupancy	(334)
Regulatory	702
General Administrative and Other	460
Merger Related Expenses Total	0
Total Operating Expenses	**1,305**
Operating Income	**9,418**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0

Impairment Loss	0
FX Operating	0
Net Income Before Taxes	9,418
Income Tax Provisions	**14,351**
Net Income	**(4,934)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	**(4,934)**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet -NASDAQ OMX (San Francisco) Insurance LLC
(in thousands, unaudited)

	Year Ended December 31, 2016
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	0
Current Restricted Cash	0
Other Current Assets	1,515
Margin Deposits & Default Fund	0
Total Current Assets	**1,515**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	17,336
Other Intangibles	0
Non Current Deferred Taxes	(113)
Other Long Term Assets	0
Total Long Term Assets	**17,223**
Total Assets	**18,738**
LIABILITIES	
Total AP and Accrued Expenses	0
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	0
Current Liabilities	**0**
Total Long Term Debt	0
Non Current Deferred Tax Liability	1,636
Non-current deferred revenue	0
All Other Long Term Liabilities	42
Long Term Liabilities	**1,678**
Total Liabilities	**1,678**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0

Additional Paid in Capital	24,713
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	(7,653)
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**17,060**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**17,060**
Total Liabilities Non Controlling Interest and Stockholders Equity	**18,738**

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income -NASDAQ OMX (San Francisco) Insurance LLC
(in thousands, unaudited)

	Year Ended December 31, 2016
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	(0)
Merger Related Expenses Total	0
Total Operating Expenses	**(0)**
Operating Income	**0**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0

Impairment Loss	0
FX Operating	0
Net Income Before Taxes	0
Income Tax Provisions	**(12)**
Net Income	**12**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	**12**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet -NASDAQ PHLX LLC
(in thousands, unaudited)

	Year Ended December 31, 2016
ASSETS	
Current Assets:	
Cash & Equivalents	10
Investments	10
Total Receivables - Net	31,577
Current Restricted Cash	0
Other Current Assets	4,212
Margin Deposits & Default Fund	0
Total Current Assets	**35,808**
Long Term Assets:	
Total Property and Equipment - Net	28,299
Goodwill	503,610
Other Intangibles	280,928
Non Current Deferred Taxes	19,387
Other Long Term Assets	49,654
Total Long Term Assets	**881,879**
Total Assets	**917,687**
LIABILITIES	
Total AP and Accrued Expenses	3,084
SEC 31a Payable to the SEC	10,258
Accrued Personnel Costs	4,808
Deferred Revenue	69
Current Portion Capital Leases	0
Other Accrued Liabilities	258,639
Current Liabilities	**276,858**
Total Long Term Debt	0
Non Current Deferred Tax Liability	128,940
Non-current deferred revenue	0
All Other Long Term Liabilities	46,885
Long Term Liabilities	**175,825**
Total Liabilities	**452,683**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0

Additional Paid in Capital	73,458
Accumulated Other Comprehensive Income/(Loss)	(6,142)
Total Retained Earnings	397,688
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**465,005**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**465,005**
Total Liabilities Non Controlling Interest and Stockholders Equity	**917,687**

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income -NASDAQ PHLX LLC
(in thousands, unaudited)

	Year Ended December 31, 2016
REVENUE	
Market Services Revenues	265,355
Corporate Services	0
Global Information Services	16,712
Market Technology Revenues	0
Other Revenues	442
Total Revenues	**282,509**
COST OF REVENUES	
Liquidity Rebates	**(118,896)**
Brokerage, Clearance and Exchange Fees	**(31,398)**
Total Cost of Revenues	**(150,295)**
Revenues less Cost of Revenues	**132,214**
Operating Expenses:	
Compensation and Benefits	12,657
Marketing and Advertising	283
Depr and Amortization	11,146
Professional and Contract Services	731
Computer Ops and Data Communication	1,437
Occupancy	1,379
Regulatory	3,924
General Administrative and Other	5,567
Merger Related Expenses Total	48
Total Operating Expenses	**37,171**
Operating Income	**95,043**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	4,928
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0

Impairment Loss	0
FX Operating	0
Net Income Before Taxes	99,971
Income Tax Provisions	**37,531**
Net Income	**62,440**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	**62,440**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet -Nasdaq Technology Services LLC
(in thousands, unaudited)

	Year Ended December 31, 2016
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	136
Current Restricted Cash	0
Other Current Assets	254,584
Margin Deposits & Default Fund	0
Total Current Assets	**254,720**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	(2,658)
Other Long Term Assets	0
Total Long Term Assets	**(2,658)**
Total Assets	**252,063**
LIABILITIES	
Total AP and Accrued Expenses	2,218
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	(23)
Current Liabilities	**2,195**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**2,195**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0

Additional Paid in Capital	20,000
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	229,868
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**249,868**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**249,868**
Total Liabilities Non Controlling Interest and Stockholders Equity	**252,063**

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income -Nasdaq Technology Services LLC
(in thousands, unaudited)

	Year Ended December 31, 2016
REVENUE	
Market Services Revenues	81,008
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**81,008**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**81,008**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	1
Computer Ops and Data Communication	16
Occupancy	4,421
Regulatory	0
General Administrative and Other	2,130
Merger Related Expenses Total	0
Total Operating Expenses	**6,568**
Operating Income	**74,441**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0

Impairment Loss	0
FX Operating	0
Net Income Before Taxes	74,441
Income Tax Provisions	**(9)**
Net Income	**74,450**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	**74,450**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet -Norway Acquisition LLC
(in thousands, unaudited)

	Year Ended December 31, 2016
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	0
Current Restricted Cash	0
Other Current Assets	11,054
Margin Deposits & Default Fund	0
Total Current Assets	**11,054**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	23,603
Total Long Term Assets	**23,603**
Total Assets	**34,657**
LIABILITIES	
Total AP and Accrued Expenses	0
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	0
Current Liabilities	**0**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**0**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0

Additional Paid in Capital	23,548
Accumulated Other Comprehensive Income/(Loss)	(31)
Total Retained Earnings	11,140
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**34,657**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**34,657**
Total Liabilities Non Controlling Interest and Stockholders Equity	**34,657**

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income -Norway Acquisition LLC
(in thousands, unaudited)

	Year Ended December 31, 2016
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**
Operating Income	**0**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0

Impairment Loss	0
FX Operating	0
Net Income Before Taxes	0
Income Tax Provisions	**0**
Net Income	**0**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	**0**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet -NPM Securities LLC
(in thousands, unaudited)

	Year Ended December 31, 2016
ASSETS	
Current Assets:	
Cash & Equivalents	550
Investments	0
Total Receivables - Net	1,210
Current Restricted Cash	0
Other Current Assets	0
Margin Deposits & Default Fund	0
Total Current Assets	**1,760**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**0**
Total Assets	**1,760**
LIABILITIES	
Total AP and Accrued Expenses	1,352
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	0
Current Liabilities	**1,352**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**1,352**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0

Additional Paid in Capital	550
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	(143)
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**407**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**407**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,760**

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income -NPM Securities LLC
(in thousands, unaudited)

	Year Ended December 31, 2016
REVENUE	
Market Services Revenues	0
Corporate Services	52
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**52**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**52**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	300
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	35
General Administrative and Other	12
Merger Related Expenses Total	0
Total Operating Expenses	**346**
Operating Income	**(294)**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0

Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(294)
Income Tax Provisions	**(267)**
Net Income	**(28)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	**(28)**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet -Operations & Compliance Network LLC
(in thousands, unaudited)

Notes: No data in 2016

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet -SecondMarket Labs LLC
(in thousands, unaudited)

	Year Ended December 31, 2016
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	0
Current Restricted Cash	0
Other Current Assets	54
Margin Deposits & Default Fund	0
Total Current Assets	**54**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	1,216
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**1,216**
Total Assets	**1,270**
LIABILITIES	
Total AP and Accrued Expenses	0
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	0
Current Liabilities	**0**
Total Long Term Debt	0
Non Current Deferred Tax Liability	(111)
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**(111)**
Total Liabilities	**(111)**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0

Additional Paid in Capital	1,622
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	(240)
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**1,381**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**1,381**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,270**

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income -SecondMarket Labs LLC
(in thousands, unaudited)

	Year Ended December 31, 2016
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	324
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	8
Merger Related Expenses Total	0
Total Operating Expenses	**332**
Operating Income	**(332)**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0

Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(332)
Income Tax Provisions	**(140)**
Net Income	**(193)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	**(193)**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet -SecondMarket Solutions Inc.
(in thousands, unaudited)

	Year Ended December 31, 2016
ASSETS	
Current Assets:	
Cash & Equivalents	197
Investments	0
Total Receivables - Net	(15)
Current Restricted Cash	0
Other Current Assets	80
Margin Deposits & Default Fund	0
Total Current Assets	**262**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	6,533
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	2,122
Total Long Term Assets	**8,655**
Total Assets	**8,917**
LIABILITIES	
Total AP and Accrued Expenses	19
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	248
Current Liabilities	**267**
Total Long Term Debt	0
Non Current Deferred Tax Liability	209
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**209**
Total Liabilities	**476**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0

Additional Paid in Capital	8,358
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	83
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**8,441**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**8,441**
Total Liabilities Non Controlling Interest and Stockholders Equity	**8,917**

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income -SecondMarket Solutions Inc.
(in thousands, unaudited)

	Year Ended December 31, 2016
REVENUE	
Market Services Revenues	0
Corporate Services	156
Global Information Services	0
Market Technology Revenues	600
Other Revenues	360
Total Revenues	**1,116**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**1,116**
Operating Expenses:	
Compensation and Benefits	31
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	11
Computer Ops and Data Communication	0
Occupancy	438
Regulatory	0
General Administrative and Other	74
Merger Related Expenses Total	0
Total Operating Expenses	**554**
Operating Income	**562**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0

Impairment Loss	0
FX Operating	0
Net Income Before Taxes	562
Income Tax Provisions	**213**
Net Income	**349**
Net (income) expense attributable to noncontrolling interests	**0**
Net Income attributable to NASDAQ OMX Group, Inc.	**349**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet -SMTX LLC
(in thousands, unaudited)

	Year Ended December 31, 2016
ASSETS	
Current Assets:	
Cash & Equivalents	2,350
Investments	0
Total Receivables - Net	(0)
Current Restricted Cash	0
Other Current Assets	0
Margin Deposits & Default Fund	0
Total Current Assets	**2,350**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	198
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**198**
Total Assets	**2,547**
LIABILITIES	
Total AP and Accrued Expenses	36
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	2,045
Current Liabilities	**2,082**
Total Long Term Debt	0
Non Current Deferred Tax Liability	6
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**6**
Total Liabilities	**2,088**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0

Additional Paid in Capital	500
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	(41)
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**459**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**459**
Total Liabilities Non Controlling Interest and Stockholders Equity	**2,547**

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income -SMTX LLC
(in thousands, unaudited)

	Year Ended December 31, 2016
REVENUE	
Market Services Revenues	0
Corporate Services	1,905
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**1,905**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**1,905**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	1,411
Computer Ops and Data Communication	636
Occupancy	0
Regulatory	10
General Administrative and Other	102
Merger Related Expenses Total	0
Total Operating Expenses	**2,159**
Operating Income	**(254)**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0

Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(254)
Income Tax Provisions	**(98)**
Net Income	**(156)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	**(156)**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet -The NASDAQ Options Market LLC
(in thousands, unaudited)

Notes: not a separate LE in HFM- included in NOS- ISLE entity

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet -The NASDAQ Private Market LLC
(in thousands, unaudited)

	Year Ended December 31, 2016
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	566
Current Restricted Cash	0
Other Current Assets	2,389
Margin Deposits & Default Fund	0
Total Current Assets	**2,956**
Long Term Assets:	
Total Property and Equipment - Net	3,229
Goodwill	0
Other Intangibles	1,558
Non Current Deferred Taxes	0
Other Long Term Assets	8,908
Total Long Term Assets	**13,695**
Total Assets	**16,651**
LIABILITIES	
Total AP and Accrued Expenses	1,365
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	639
Deferred Revenue	29
Current Portion Capital Leases	0
Other Accrued Liabilities	15,611
Current Liabilities	**17,644**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	383
Long Term Liabilities	**383**
Total Liabilities	**18,027**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0

Additional Paid in Capital	22,749
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	(24,125)
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**(1,376)**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**(1,376)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**16,651**

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income -The NASDAQ Private Market LLC
(in thousands, unaudited)

	Year Ended December 31, 2016
REVENUE	
Market Services Revenues	0
Corporate Services	256
Global Information Services	0
Market Technology Revenues	0
Other Revenues	1,482
Total Revenues	**1,737**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**1,737**
Operating Expenses:	
Compensation and Benefits	5,189
Marketing and Advertising	206
Depr and Amortization	449
Professional and Contract Services	1,710
Computer Ops and Data Communication	628
Occupancy	1,060
Regulatory	5
General Administrative and Other	963
Merger Related Expenses Total	1,323
Total Operating Expenses	**11,533**
Operating Income	**(9,796)**
Total Interest Income	1
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0

Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(9,795)
Income Tax Provisions	**0**
Net Income	**(9,795)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	**(9,795)**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet -The Options Clearing Corporation
(in thousands, unaudited)

Notes: Not a separate LE in HFM- included in ISE entity

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet -The Stock Clearing Corporation of Philadelphia
(in thousands, unaudited)

	Year Ended December 31, 2016
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	0
Current Restricted Cash	0
Other Current Assets	71
Margin Deposits & Default Fund	0
Total Current Assets	**71**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**0**
Total Assets	**71**
LIABILITIES	
Total AP and Accrued Expenses	0
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	3
Current Liabilities	**3**
Total Long Term Debt	0
Non Current Deferred Tax Liability	(7)
Non-current deferred revenue	0
All Other Long Term Liabilities	12
Long Term Liabilities	**5**
Total Liabilities	**8**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0

Additional Paid in Capital	739
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	(675)
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**64**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**64**
Total Liabilities Non Controlling Interest and Stockholders Equity	71

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income -The Stock Clearing Corporation of Philadelphia
(in thousands, unaudited)

	Year Ended December 31, 2016
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**
Operating Income	**0**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0

Impairment Loss	0
FX Operating	0
Net Income Before Taxes	0
Income Tax Provisions	**152**
Net Income	**(152)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	**(152)**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet -US Exchange Holdings Inc.
(in thousands, unaudited)

	Year Ended December 31, 2016
ASSETS	
Current Assets:	
Cash & Equivalents	433
Investments	0
Total Receivables - Net	88,209
Current Restricted Cash	0
Other Current Assets	43,031
Margin Deposits & Default Fund	0
Total Current Assets	**131,673**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	(2,923)
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	941,096
Total Long Term Assets	**938,172**
Total Assets	**1,069,846**
LIABILITIES	
Total AP and Accrued Expenses	2,755
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	(2,376)
Current Liabilities	**378**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**378**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0

Additional Paid in Capital	1,069,888
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	(421)
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**1,069,467**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**1,069,467**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,069,846**

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income -US Exchange Holdings Inc.
(in thousands, unaudited)

	Year Ended December 31, 2016
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	214
Total Revenues	**214**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**214**
Operating Expenses:	
Compensation and Benefits	1
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	858
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	53
Merger Related Expenses Total	0
Total Operating Expenses	**911**
Operating Income	**(698)**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0

Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(698)
Income Tax Provisions	**(276)**
Net Income	**(421)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	**(421)**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet -2157971 Ontario Ltd
(in thousands, unaudited)

	Year Ended December 31, 2016
ASSETS	
Current Assets:	
Cash & Equivalents	13
Investments	0
Total Receivables - Net	0
Current Restricted Cash	0
Other Current Assets	0
Margin Deposits & Default Fund	0
Total Current Assets	**13**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**0**
Total Assets	**13**
LIABILITIES	
Total AP and Accrued Expenses	15
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	0
Current Liabilities	**15**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**15**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0

Additional Paid in Capital	1
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	(2)
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**(2)**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**(2)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**13**

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income -2157971 Ontario Ltd
(in thousands, unaudited)

	Year Ended December 31, 2016
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	2
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**2**
Operating Income	**(2)**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0

Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(2)
Income Tax Provisions	**0**
Net Income	**(2)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	(2)

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet -AB "Lietuvos centrinis vertybinių popierių depozitoriumas"
(in thousands, unaudited)

	Year Ended December 31, 2016
ASSETS	
Current Assets:	
Cash & Equivalents	1,499
Investments	0
Total Receivables - Net	97
Current Restricted Cash	0
Other Current Assets	56
Margin Deposits & Default Fund	0
Total Current Assets	**1,651**
Long Term Assets:	
Total Property and Equipment - Net	70
Goodwill	4,295
Other Intangibles	0
Non Current Deferred Taxes	20
Other Long Term Assets	0
Total Long Term Assets	**4,385**
Total Assets	**6,036**
LIABILITIES	
Total AP and Accrued Expenses	58
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	84
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	13
Current Liabilities	**155**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**155**
EQUITY	
Common Stock Total	(0)
Common Stock in Treasury Total	0

Additional Paid in Capital	4,933
Accumulated Other Comprehensive Income/(Loss)	(1,530)
Total Retained Earnings	2,478
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**5,882**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**5,882**
Total Liabilities Non Controlling Interest and Stockholders Equity	**6,036**

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income -AB "Lietuvos centrinis vertybinių popierių depozitorium
(in thousands, unaudited)

	Year Ended December 31, 2016
REVENUE	
Market Services Revenues	1,573
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	99
Total Revenues	**1,672**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**1,672**
Operating Expenses:	
Compensation and Benefits	676
Marketing and Advertising	3
Depr and Amortization	67
Professional and Contract Services	271
Computer Ops and Data Communication	176
Occupancy	4
Regulatory	29
General Administrative and Other	228
Merger Related Expenses Total	0
Total Operating Expenses	**1,453**
Operating Income	**219**
Total Interest Income	1
Total Interest Expense	(0)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0

Impairment Loss	0
FX Operating	0
Net Income Before Taxes	220
Income Tax Provisions	**56**
Net Income	**164**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	**164**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet -AB Nasdaq Vilnius
(in thousands, unaudited)

	Year Ended December 31, 2016
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	0
Current Restricted Cash	0
Other Current Assets	0
Margin Deposits & Default Fund	0
Total Current Assets	**0**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**0**
Total Assets	**0**
LIABILITIES	
Total AP and Accrued Expenses	0
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	0
Current Liabilities	**0**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**0**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0

Additional Paid in Capital	0
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	0
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**0**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**0**
Total Liabilities Non Controlling Interest and Stockholders Equity	**0**

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income -AB Nasdaq Vilnius
(in thousands, unaudited)

	Year Ended December 31, 2016
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**
Operating Income	**0**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0

Impairment Loss	0
FX Operating	0
Net Income Before Taxes	0
Income Tax Provisions	**0**
Net Income	**0**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	**0**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet -AS eCSD Expert
(in thousands, unaudited)

	Year Ended December 31, 2016
ASSETS	
Current Assets:	
Cash & Equivalents	122
Investments	0
Total Receivables - Net	1
Current Restricted Cash	0
Other Current Assets	2
Margin Deposits & Default Fund	0
Total Current Assets	**125**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	81
Total Long Term Assets	**81**
Total Assets	**206**
LIABILITIES	
Total AP and Accrued Expenses	9
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	(5)
Current Liabilities	**4**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**4**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0

Additional Paid in Capital	35
Accumulated Other Comprehensive Income/(Loss)	55
Total Retained Earnings	112
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**202**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**202**
Total Liabilities Non Controlling Interest and Stockholders Equity	**206**

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income -AS eCSD Expert
(in thousands, unaudited)

	Year Ended December 31, 2016
REVENUE	
Market Services Revenues	96
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**96**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**96**
Operating Expenses:	
Compensation and Benefits	1
Marketing and Advertising	0
Depr and Amortization	1
Professional and Contract Services	53
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	1
Merger Related Expenses Total	0
Total Operating Expenses	**56**
Operating Income	**40**
Total Interest Income	0
Total Interest Expense	(0)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0

Impairment Loss	0
FX Operating	0
Net Income Before Taxes	40
Income Tax Provisions	**11**
Net Income	**29**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	**29**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet -AS Eesti Väärtpaberikeskus
(in thousands, unaudited)

Notes: Entity has been liquidated (2016)

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet -AS Latvijas Centralais depozitarijs
(in thousands, unaudited)

	Year Ended December 31, 2016
ASSETS	
Current Assets:	
Cash & Equivalents	2,649
Investments	3,016
Total Receivables - Net	272
Current Restricted Cash	0
Other Current Assets	64
Margin Deposits & Default Fund	0
Total Current Assets	**6,002**
Long Term Assets:	
Total Property and Equipment - Net	241
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	9
Other Long Term Assets	2,314
Total Long Term Assets	**2,564**
Total Assets	**8,565**
LIABILITIES	
Total AP and Accrued Expenses	4,977
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	99
Deferred Revenue	11
Current Portion Capital Leases	5
Other Accrued Liabilities	(42)
Current Liabilities	**5,050**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	12
Long Term Liabilities	**12**
Total Liabilities	**5,062**
EQUITY	
Common Stock Total	6,294
Common Stock in Treasury Total	0

Additional Paid in Capital	0
Accumulated Other Comprehensive Income/(Loss)	(107)
Total Retained Earnings	(2,684)
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**3,503**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**3,503**
Total Liabilities Non Controlling Interest and Stockholders Equity	**8,565**

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income -AS Latvijas Centralais depozitarijs
(in thousands, unaudited)

	Year Ended December 31, 2016
REVENUE	
Market Services Revenues	2,797
Corporate Services	4
Global Information Services	0
Market Technology Revenues	0
Other Revenues	261
Total Revenues	**3,063**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**3,063**
Operating Expenses:	
Compensation and Benefits	909
Marketing and Advertising	17
Depr and Amortization	161
Professional and Contract Services	312
Computer Ops and Data Communication	261
Occupancy	84
Regulatory	42
General Administrative and Other	447
Merger Related Expenses Total	1
Total Operating Expenses	**2,234**
Operating Income	**828**
Total Interest Income	51
Total Interest Expense	(39)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	(6,404)
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0

Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(5,564)
Income Tax Provisions	**138**
Net Income	**(5,703)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	**(5,703)**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet -BoardVantage (HK) Limited
(in thousands, unaudited)

	Year Ended December 31, 2016
ASSETS	
Current Assets:	
Cash & Equivalents	138
Investments	0
Total Receivables - Net	0
Current Restricted Cash	0
Other Current Assets	(37)
Margin Deposits & Default Fund	0
Total Current Assets	**101**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	19
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**19**
Total Assets	**119**
LIABILITIES	
Total AP and Accrued Expenses	26
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	13
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	4
Current Liabilities	**43**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**43**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0

Additional Paid in Capital	0
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	76
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**76**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**76**
Total Liabilities Non Controlling Interest and Stockholders Equity	**119**

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income -BoardVantage (HK) Limited
(in thousands, unaudited)

	Year Ended December 31, 2016
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	797
Total Revenues	**797**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**797**
Operating Expenses:	
Compensation and Benefits	316
Marketing and Advertising	150
Depr and Amortization	10
Professional and Contract Services	31
Computer Ops and Data Communication	0
Occupancy	24
Regulatory	0
General Administrative and Other	69
Merger Related Expenses Total	111
Total Operating Expenses	**711**
Operating Income	**86**
Total Interest Income	0
Total Interest Expense	(0)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0

Impairment Loss	0
FX Operating	0
Net Income Before Taxes	86
Income Tax Provisions	**10**
Net Income	**76**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	76

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet -BoardVantage (UK) Limited
(in thousands, unaudited)

	Year Ended December 31, 2016
ASSETS	
Current Assets:	
Cash & Equivalents	126
Investments	0
Total Receivables - Net	6
Current Restricted Cash	0
Other Current Assets	50
Margin Deposits & Default Fund	0
Total Current Assets	**182**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	26
Total Long Term Assets	**26**
Total Assets	**208**
LIABILITIES	
Total AP and Accrued Expenses	101
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	19
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	(3)
Current Liabilities	**117**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**117**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0

Additional Paid in Capital	28
Accumulated Other Comprehensive Income/(Loss)	(17)
Total Retained Earnings	79
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**91**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**91**
Total Liabilities Non Controlling Interest and Stockholders Equity	**208**

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income -BoardVantage (UK) Limited
(in thousands, unaudited)

	Year Ended December 31, 2016
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	786
Total Revenues	**786**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**786**
Operating Expenses:	
Compensation and Benefits	408
Marketing and Advertising	115
Depr and Amortization	0
Professional and Contract Services	60
Computer Ops and Data Communication	0
Occupancy	54
Regulatory	0
General Administrative and Other	7
Merger Related Expenses Total	59
Total Operating Expenses	**703**
Operating Income	**84**
Total Interest Income	0
Total Interest Expense	(0)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0

Impairment Loss	0
FX Operating	0
Net Income Before Taxes	83
Income Tax Provisions	**4**
Net Income	**79**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	79

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet -BoardVantage Singapore Pte. Limited
(in thousands, unaudited)

	Year Ended December 31, 2016
ASSETS	
Current Assets:	
Cash & Equivalents	79
Investments	0
Total Receivables - Net	0
Current Restricted Cash	0
Other Current Assets	(45)
Margin Deposits & Default Fund	0
Total Current Assets	**34**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**0**
Total Assets	**34**
LIABILITIES	
Total AP and Accrued Expenses	3
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	1
Current Liabilities	**4**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**4**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0

Additional Paid in Capital	27
Accumulated Other Comprehensive Income/(Loss)	(3)
Total Retained Earnings	5
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**30**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**30**
Total Liabilities Non Controlling Interest and Stockholders Equity	**34**

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income -BoardVantage Singapore Pte. Limited
(in thousands, unaudited)

	Year Ended December 31, 2016
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	51
Total Revenues	**51**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**51**
Operating Expenses:	
Compensation and Benefits	33
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	8
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	5
Merger Related Expenses Total	0
Total Operating Expenses	**46**
Operating Income	**5**
Total Interest Income	0
Total Interest Expense	(0)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0

Impairment Loss	0
FX Operating	0
Net Income Before Taxes	5
Income Tax Provisions	**(0)**
Net Income	**5**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	**5**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet -Bwise Beheer BV
(in thousands, unaudited)

	Year Ended December 31, 2016
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	0
Current Restricted Cash	0
Other Current Assets	(721)
Margin Deposits & Default Fund	0
Total Current Assets	**(721)**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	43,292
Other Intangibles	17,985
Non Current Deferred Taxes	0
Other Long Term Assets	1,066
Total Long Term Assets	**62,343**
Total Assets	**61,622**
LIABILITIES	
Total AP and Accrued Expenses	204
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	(365)
Current Liabilities	**(161)**
Total Long Term Debt	0
Non Current Deferred Tax Liability	4,496
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**4,496**
Total Liabilities	**4,335**
EQUITY	
Common Stock Total	(258)
Common Stock in Treasury Total	0

Additional Paid in Capital	80,005
Accumulated Other Comprehensive Income/(Loss)	(10,119)
Total Retained Earnings	(12,341)
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**57,287**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**57,287**
Total Liabilities Non Controlling Interest and Stockholders Equity	**61,622**

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income -Bwise Beheer BV
(in thousands, unaudited)

	Year Ended December 31, 2016
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	2,642
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**2,642**
Operating Income	**(2,642)**
Total Interest Income	0
Total Interest Expense	(6)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0

Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(2,648)
Income Tax Provisions	**(1,310)**
Net Income	**(1,338)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	**(1,338)**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet -Bwise BV
(in thousands, unaudited)

	Year Ended December 31, 2016
ASSETS	
Current Assets:	
Cash & Equivalents	(89)
Investments	0
Total Receivables - Net	6,508
Current Restricted Cash	0
Other Current Assets	(5,461)
Margin Deposits & Default Fund	0
Total Current Assets	**958**
Long Term Assets:	
Total Property and Equipment - Net	7,029
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	1
Total Long Term Assets	**7,030**
Total Assets	**7,988**
LIABILITIES	
Total AP and Accrued Expenses	1,139
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	1,433
Deferred Revenue	4,903
Current Portion Capital Leases	0
Other Accrued Liabilities	71
Current Liabilities	**7,546**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**7,546**
EQUITY	
Common Stock Total	258
Common Stock in Treasury Total	0

Additional Paid in Capital	6,783
Accumulated Other Comprehensive Income/(Loss)	460
Total Retained Earnings	(7,058)
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**443**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**443**
Total Liabilities Non Controlling Interest and Stockholders Equity	**7,988**

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income -Bwise BV
(in thousands, unaudited)

	Year Ended December 31, 2016
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	21,905
Other Revenues	3,993
Total Revenues	**25,898**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**25,898**
Operating Expenses:	
Compensation and Benefits	8,366
Marketing and Advertising	473
Depr and Amortization	1,384
Professional and Contract Services	13,439
Computer Ops and Data Communication	1,664
Occupancy	340
Regulatory	0
General Administrative and Other	2,265
Merger Related Expenses Total	1
Total Operating Expenses	**27,932**
Operating Income	**(2,034)**
Total Interest Income	0
Total Interest Expense	(52)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0

Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(2,086)
Income Tax Provisions	**(293)**
Net Income	**(1,793)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	**(1,793)**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet -Bwise Germany GmbH
(in thousands, unaudited)

	Year Ended December 31, 2016
ASSETS	
Current Assets:	
Cash & Equivalents	674
Investments	0
Total Receivables - Net	753
Current Restricted Cash	0
Other Current Assets	1,369
Margin Deposits & Default Fund	0
Total Current Assets	**2,796**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	144
Other Long Term Assets	0
Total Long Term Assets	**144**
Total Assets	**2,939**
LIABILITIES	
Total AP and Accrued Expenses	95
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	22
Deferred Revenue	981
Current Portion Capital Leases	0
Other Accrued Liabilities	30
Current Liabilities	**1,128**
Total Long Term Debt	0
Non Current Deferred Tax Liability	232
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**232**
Total Liabilities	**1,360**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0

Additional Paid in Capital	280
Accumulated Other Comprehensive Income/(Loss)	(1,369)
Total Retained Earnings	2,668
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**1,580**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**1,580**
Total Liabilities Non Controlling Interest and Stockholders Equity	**2,939**

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income -Bwise Germany GmbH
(in thousands, unaudited)

	Year Ended December 31, 2016
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	3,709
Other Revenues	831
Total Revenues	**4,540**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**4,540**
Operating Expenses:	
Compensation and Benefits	382
Marketing and Advertising	45
Depr and Amortization	0
Professional and Contract Services	1,772
Computer Ops and Data Communication	0
Occupancy	16
Regulatory	0
General Administrative and Other	235
Merger Related Expenses Total	0
Total Operating Expenses	**2,449**
Operating Income	**2,091**
Total Interest Income	(0)
Total Interest Expense	(8)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0

Impairment Loss	0
FX Operating	0
Net Income Before Taxes	2,083
Income Tax Provisions	**648**
Net Income	**1,435**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	**1,435**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet -Bwise Holding BV
(in thousands, unaudited)

	Year Ended December 31, 2016
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	0
Current Restricted Cash	0
Other Current Assets	(2,900)
Margin Deposits & Default Fund	0
Total Current Assets	**(2,900)**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	4,669
Total Long Term Assets	**4,669**
Total Assets	**1,769**
LIABILITIES	
Total AP and Accrued Expenses	0
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	0
Current Liabilities	**0**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**0**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0

Additional Paid in Capital	1,066
Accumulated Other Comprehensive Income/(Loss)	379
Total Retained Earnings	324
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**1,769**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**1,769**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,769**

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income -Bwise Holding BV
(in thousands, unaudited)

	Year Ended December 31, 2016
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	(2)
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**(2)**
Operating Income	**2**
Total Interest Income	0
Total Interest Expense	(23)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0

Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(21)
Income Tax Provisions	**10**
Net Income	**(31)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	**(31)**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet -Clearing Control CC AB
(in thousands, unaudited)

	Year Ended December 31, 2016
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	0
Current Restricted Cash	0
Other Current Assets	0
Margin Deposits & Default Fund	0
Total Current Assets	**0**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**0**
Total Assets	**0**
LIABILITIES	
Total AP and Accrued Expenses	0
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	0
Current Liabilities	**0**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**0**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0

Additional Paid in Capital	0
Accumulated Other Comprehensive Income/(Loss)	(11)
Total Retained Earnings	11
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**0**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**0**
Total Liabilities Non Controlling Interest and Stockholders Equity	**0**

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income -Clearing Control CC AB
(in thousands, unaudited)

	Year Ended December 31, 2016
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**
Operating Income	**(0)**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0

Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(0)
Income Tax Provisions	**0**
Net Income	**(0)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	**(0)**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet -Egypt for Information Dissemination Company
(in thousands, unaudited)

	Year Ended December 31, 2016
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	0
Current Restricted Cash	0
Other Current Assets	0
Margin Deposits & Default Fund	0
Total Current Assets	**0**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**0**
Total Assets	**0**
LIABILITIES	
Total AP and Accrued Expenses	0
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	0
Current Liabilities	**0**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**0**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0

Additional Paid in Capital	0
Accumulated Other Comprehensive Income/(Loss)	(737)
Total Retained Earnings	737
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**0**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**0**
Total Liabilities Non Controlling Interest and Stockholders Equity	**0**

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income -Egypt for Information Dissemination Company
(in thousands, unaudited)

	Year Ended December 31, 2016
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**
Operating Income	**0**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	40
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0

Impairment Loss	0
FX Operating	0
Net Income Before Taxes	40
Income Tax Provisions	**0**
Net Income	**40**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	**40**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet -Eignarhaldsfelagid Verdbrefathing hf
(in thousands, unaudited)

	Year Ended December 31, 2016
ASSETS	
Current Assets:	
Cash & Equivalents	765
Investments	13,533
Total Receivables - Net	11
Current Restricted Cash	0
Other Current Assets	1,696
Margin Deposits & Default Fund	0
Total Current Assets	**16,005**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	15,520
Total Long Term Assets	**15,520**
Total Assets	**31,525**
LIABILITIES	
Total AP and Accrued Expenses	6
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	5,073
Current Liabilities	**5,079**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**5,079**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0

Additional Paid in Capital	15,950
Accumulated Other Comprehensive Income/(Loss)	796
Total Retained Earnings	9,701
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**26,446**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**26,446**
Total Liabilities Non Controlling Interest and Stockholders Equity	**31,525**

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income -Eignarhaldsfelagid Verdbrefathing hf
(in thousands, unaudited)

	Year Ended December 31, 2016
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	9
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	1
Merger Related Expenses Total	0
Total Operating Expenses	**10**
Operating Income	**(10)**
Total Interest Income	393
Total Interest Expense	(57)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	38
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0

Impairment Loss	0
FX Operating	0
Net Income Before Taxes	364
Income Tax Provisions	**75**
Net Income	**289**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	**289**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet -Ensoleillement Inc.
(in thousands, unaudited)

	Year Ended December 31, 2016
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	0
Current Restricted Cash	0
Other Current Assets	0
Margin Deposits & Default Fund	0
Total Current Assets	**0**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	115,024
Total Long Term Assets	**115,024**
Total Assets	**115,024**
LIABILITIES	
Total AP and Accrued Expenses	1
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	(0)
Current Liabilities	**0**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**0**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0

Additional Paid in Capital	115,024
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	(0)
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**115,024**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**115,024**
Total Liabilities Non Controlling Interest and Stockholders Equity	**115,024**

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income -Ensoleillement Inc.
(in thousands, unaudited)

	Year Ended December 31, 2016
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**
Operating Income	**(0)**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0

Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(0)
Income Tax Provisions	**0**
Net Income	**(0)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	**(0)**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet -European Central Counterparty N.V.
(in thousands, unaudited)

Notes: not in HFM - not a fully owned entity

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet -Farm Church Holdings ULC
(in thousands, unaudited)

	Year Ended December 31, 2016
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	0
Current Restricted Cash	0
Other Current Assets	0
Margin Deposits & Default Fund	0
Total Current Assets	**0**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**0**
Total Assets	**0**
LIABILITIES	
Total AP and Accrued Expenses	0
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	0
Current Liabilities	**0**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**0**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0

Additional Paid in Capital	0
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	0
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**0**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**0**
Total Liabilities Non Controlling Interest and Stockholders Equity	**0**

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income -Farm Church Holdings ULC
(in thousands, unaudited)

	Year Ended December 31, 2016
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**
Operating Income	**0**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0

Impairment Loss	0
FX Operating	0
Net Income Before Taxes	0
Income Tax Provisions	**0**
Net Income	**0**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	**0**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet -Hugin AS
(in thousands, unaudited)

	Year Ended December 31, 2016
ASSETS	
Current Assets:	
Cash & Equivalents	129
Investments	0
Total Receivables - Net	0
Current Restricted Cash	0
Other Current Assets	1,035
Margin Deposits & Default Fund	0
Total Current Assets	**1,164**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	408
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**408**
Total Assets	**1,572**
LIABILITIES	
Total AP and Accrued Expenses	55
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	418
Current Liabilities	**474**
Total Long Term Debt	0
Non Current Deferred Tax Liability	124
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**124**
Total Liabilities	**598**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0

Additional Paid in Capital	0
Accumulated Other Comprehensive Income/(Loss)	(176)
Total Retained Earnings	1,149
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**974**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**974**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,572**

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income -Hugin AS
(in thousands, unaudited)

	Year Ended December 31, 2016
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	73
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	1
Merger Related Expenses Total	(507)
Total Operating Expenses	**(433)**
Operating Income	**433**
Total Interest Income	43
Total Interest Expense	(6)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0

Impairment Loss	0
FX Operating	0
Net Income Before Taxes	470
Income Tax Provisions	**744**
Net Income	**(274)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	**(274)**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet -Indxis Ltd
(in thousands, unaudited)

	Year Ended December 31, 2016
ASSETS	
Current Assets:	
Cash & Equivalents	292
Investments	0
Total Receivables - Net	0
Current Restricted Cash	0
Other Current Assets	(604)
Margin Deposits & Default Fund	0
Total Current Assets	**(312)**
Long Term Assets:	
Total Property and Equipment - Net	696
Goodwill	1,701
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**2,397**
Total Assets	**2,085**
LIABILITIES	
Total AP and Accrued Expenses	71
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	79
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	0
Current Liabilities	**149**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	170
Long Term Liabilities	**170**
Total Liabilities	**319**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0

Additional Paid in Capital	2,743
Accumulated Other Comprehensive Income/(Loss)	(357)
Total Retained Earnings	(620)
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**1,766**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**1,766**
Total Liabilities Non Controlling Interest and Stockholders Equity	**2,085**

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income -Indxis Ltd
(in thousands, unaudited)

	Year Ended December 31, 2016
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	990
Total Revenues	**990**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**990**
Operating Expenses:	
Compensation and Benefits	358
Marketing and Advertising	0
Depr and Amortization	514
Professional and Contract Services	182
Computer Ops and Data Communication	0
Occupancy	87
Regulatory	0
General Administrative and Other	29
Merger Related Expenses Total	0
Total Operating Expenses	**1,170**
Operating Income	**(180)**
Total Interest Income	5
Total Interest Expense	(0)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0

Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(175)
Income Tax Provisions	**(96)**
Net Income	**(80)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	**(80)**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet -Longitude S.A.
(in thousands, unaudited)

	Year Ended December 31, 2016
ASSETS	
Current Assets:	
Cash & Equivalents	357
Investments	0
Total Receivables - Net	0
Current Restricted Cash	0
Other Current Assets	2,225
Margin Deposits & Default Fund	0
Total Current Assets	**2,582**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**0**
Total Assets	**2,582**
LIABILITIES	
Total AP and Accrued Expenses	587
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	13
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	323
Current Liabilities	**923**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**923**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0

Additional Paid in Capital	1,523
Accumulated Other Comprehensive Income/(Loss)	(116)
Total Retained Earnings	252
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**1,659**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**1,659**
Total Liabilities Non Controlling Interest and Stockholders Equity	**2,582**

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income -Longitude S.A.
(in thousands, unaudited)

	Year Ended December 31, 2016
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	1,032
Other Revenues	(0)
Total Revenues	**1,032**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**1,032**
Operating Expenses:	
Compensation and Benefits	11
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	798
Computer Ops and Data Communication	0
Occupancy	1
Regulatory	0
General Administrative and Other	(42)
Merger Related Expenses Total	0
Total Operating Expenses	**768**
Operating Income	**264**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0

Impairment Loss	0
FX Operating	0
Net Income Before Taxes	264
Income Tax Provisions	**12**
Net Income	**252**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	**252**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet -Marketwire China Holding (HK) Ltd
(in thousands, unaudited)

	Year Ended December 31, 2016
ASSETS	
Current Assets:	
Cash & Equivalents	13
Investments	0
Total Receivables - Net	0
Current Restricted Cash	0
Other Current Assets	37
Margin Deposits & Default Fund	0
Total Current Assets	**51**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	2,208
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**2,208**
Total Assets	**2,258**
LIABILITIES	
Total AP and Accrued Expenses	2,220
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	2
Current Liabilities	**2,222**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**2,222**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0

Additional Paid in Capital	24
Accumulated Other Comprehensive Income/(Loss)	1
Total Retained Earnings	11
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**36**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**36**
Total Liabilities Non Controlling Interest and Stockholders Equity	**2,258**

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income -Marketwire China Holding (HK) Ltd
(in thousands, unaudited)

	Year Ended December 31, 2016
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	181
Total Revenues	**181**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**181**
Operating Expenses:	
Compensation and Benefits	42
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	75
Computer Ops and Data Communication	1
Occupancy	30
Regulatory	0
General Administrative and Other	20
Merger Related Expenses Total	0
Total Operating Expenses	**168**
Operating Income	**13**
Total Interest Income	0
Total Interest Expense	(0)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0

Impairment Loss	0
FX Operating	0
Net Income Before Taxes	13
Income Tax Provisions	**2**
Net Income	**11**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	**11**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet -Marketwired L.P.
(in thousands, unaudited)

	Year Ended December 31, 2016
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	0
Current Restricted Cash	0
Other Current Assets	0
Margin Deposits & Default Fund	0
Total Current Assets	**0**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**0**
Total Assets	**0**
LIABILITIES	
Total AP and Accrued Expenses	0
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	0
Current Liabilities	**0**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**0**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0

Additional Paid in Capital	0
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	0
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**0**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**0**
Total Liabilities Non Controlling Interest and Stockholders Equity	**0**

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income -Marketwired L.P.
(in thousands, unaudited)

	Year Ended December 31, 2016
REVENUE	
Market Services Revenues	0
Corporate Services	6,235
Global Information Services	0
Market Technology Revenues	1,757
Other Revenues	2,429
Total Revenues	**10,420**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**10,420**
Operating Expenses:	
Compensation and Benefits	4,152
Marketing and Advertising	109
Depr and Amortization	1,248
Professional and Contract Services	2,432
Computer Ops and Data Communication	813
Occupancy	668
Regulatory	0
General Administrative and Other	872
Merger Related Expenses Total	2,698
Total Operating Expenses	**12,991**
Operating Income	**(2,571)**
Total Interest Income	0
Total Interest Expense	(0)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0

Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(2,571)
Income Tax Provisions	**0**
Net Income	**(2,571)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	**(2,571)**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet -Marketwired UK Ltd
(in thousands, unaudited)

	Year Ended December 31, 2016
ASSETS	
Current Assets:	
Cash & Equivalents	162
Investments	0
Total Receivables - Net	20
Current Restricted Cash	0
Other Current Assets	(97)
Margin Deposits & Default Fund	0
Total Current Assets	**85**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	1,324
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**1,324**
Total Assets	**1,409**
LIABILITIES	
Total AP and Accrued Expenses	70
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	12
Current Portion Capital Leases	0
Other Accrued Liabilities	(5)
Current Liabilities	77
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	77
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0

Additional Paid in Capital	1,629
Accumulated Other Comprehensive Income/(Loss)	(270)
Total Retained Earnings	(27)
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**1,332**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**1,332**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,409**

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income -Marketwired UK Ltd
(in thousands, unaudited)

	Year Ended December 31, 2016
REVENUE	
Market Services Revenues	0
Corporate Services	328
Global Information Services	0
Market Technology Revenues	0
Other Revenues	10
Total Revenues	**337**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**337**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	281
Computer Ops and Data Communication	33
Occupancy	10
Regulatory	0
General Administrative and Other	3
Merger Related Expenses Total	36
Total Operating Expenses	**364**
Operating Income	**(26)**
Total Interest Income	0
Total Interest Expense	(1)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0

Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(27)
Income Tax Provisions	**0**
Net Income	**(27)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	(27)

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet -Nasdaq AB
(in thousands, unaudited)

	Year Ended December 31, 2016
ASSETS	
Current Assets:	
Cash & Equivalents	149
Investments	0
Total Receivables - Net	4,345
Current Restricted Cash	0
Other Current Assets	(387,826)
Margin Deposits & Default Fund	0
Total Current Assets	**(383,331)**
Long Term Assets:	
Total Property and Equipment - Net	478
Goodwill	3,089
Other Intangibles	0
Non Current Deferred Taxes	964
Other Long Term Assets	(3,193,317)
Total Long Term Assets	**(3,188,786)**
Total Assets	**(3,572,118)**
LIABILITIES	
Total AP and Accrued Expenses	713
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	137
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	403,273
Current Liabilities	**404,123**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	1,964
Long Term Liabilities	**1,964**
Total Liabilities	**406,088**
EQUITY	
Common Stock Total	15
Common Stock in Treasury Total	0

Additional Paid in Capital	(4,189,888)
Accumulated Other Comprehensive Income/(Loss)	406,111
Total Retained Earnings	(194,444)
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**(3,978,206)**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**(3,978,206)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**(3,572,118)**

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income -Nasdaq AB
(in thousands, unaudited)

	Year Ended December 31, 2016
REVENUE	
Market Services Revenues	9
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	11,613
Total Revenues	**11,622**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**11,622**
Operating Expenses:	
Compensation and Benefits	4,082
Marketing and Advertising	42
Depr and Amortization	148
Professional and Contract Services	902
Computer Ops and Data Communication	62
Occupancy	8,357
Regulatory	0
General Administrative and Other	553
Merger Related Expenses Total	562
Total Operating Expenses	**14,707**
Operating Income	**(3,086)**
Total Interest Income	0
Total Interest Expense	(1,454)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	2,236
Income from Unconsolidated Investees - net	(5,889)
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0

Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(8,192)
Income Tax Provisions	**(241)**
Net Income	**(7,952)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	**(7,952)**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet -Nasdaq (Asia Pacific) Pte. Ltd
(in thousands, unaudited)

	Year Ended December 31, 2016
ASSETS	
Current Assets:	
Cash & Equivalents	251
Investments	0
Total Receivables - Net	2,144
Current Restricted Cash	0
Other Current Assets	11,965
Margin Deposits & Default Fund	0
Total Current Assets	**14,360**
Long Term Assets:	
Total Property and Equipment - Net	56
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**56**
Total Assets	**14,416**
LIABILITIES	
Total AP and Accrued Expenses	9
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	255
Deferred Revenue	2,003
Current Portion Capital Leases	0
Other Accrued Liabilities	255
Current Liabilities	**2,522**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**2,522**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0

Additional Paid in Capital	1,012
Accumulated Other Comprehensive Income/(Loss)	(784)
Total Retained Earnings	11,666
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**11,894**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**11,894**
Total Liabilities Non Controlling Interest and Stockholders Equity	**14,416**

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income -Nasdaq (Asia Pacific) Pte. Ltd
(in thousands, unaudited)

	Year Ended December 31, 2016
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	7,990
Other Revenues	1,888
Total Revenues	**9,877**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**9,877**
Operating Expenses:	
Compensation and Benefits	2,939
Marketing and Advertising	90
Depr and Amortization	38
Professional and Contract Services	5
Computer Ops and Data Communication	5,652
Occupancy	272
Regulatory	0
General Administrative and Other	287
Merger Related Expenses Total	0
Total Operating Expenses	**9,284**
Operating Income	**594**
Total Interest Income	131
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0

Impairment Loss	0
FX Operating	0
Net Income Before Taxes	725
Income Tax Provisions	**(33)**
Net Income	**758**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	**758**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet -Nasdaq Australia Holding Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2016
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	0
Current Restricted Cash	0
Other Current Assets	16
Margin Deposits & Default Fund	0
Total Current Assets	**16**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	43,407
Other Intangibles	8,478
Non Current Deferred Taxes	0
Other Long Term Assets	4,164
Total Long Term Assets	**56,049**
Total Assets	**56,065**
LIABILITIES	
Total AP and Accrued Expenses	0
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	0
Current Liabilities	**0**
Total Long Term Debt	0
Non Current Deferred Tax Liability	2,543
Non-current deferred revenue	0
All Other Long Term Liabilities	1,507
Long Term Liabilities	**4,050**
Total Liabilities	**4,050**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0

Additional Paid in Capital	76,468
Accumulated Other Comprehensive Income/(Loss)	(11,223)
Total Retained Earnings	(13,231)
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**52,014**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**52,014**
Total Liabilities Non Controlling Interest and Stockholders Equity	**56,065**

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income -Nasdaq Australia Holding Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2016
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	794
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**794**
Operating Income	**(794)**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0

Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(794)
Income Tax Provisions	**(180)**
Net Income	**(614)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	**(614)**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet -Nasdaq Broker Services AB
(in thousands, unaudited)

	Year Ended December 31, 2016
ASSETS	
Current Assets:	
Cash & Equivalents	6,395
Investments	6,587
Total Receivables - Net	1,496
Current Restricted Cash	0
Other Current Assets	8,387
Margin Deposits & Default Fund	0
Total Current Assets	**22,866**
Long Term Assets:	
Total Property and Equipment - Net	78
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	160
Total Long Term Assets	**238**
Total Assets	**23,104**
LIABILITIES	
Total AP and Accrued Expenses	73
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	481
Deferred Revenue	441
Current Portion Capital Leases	0
Other Accrued Liabilities	1,690
Current Liabilities	**2,685**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**2,685**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0

Additional Paid in Capital	14,283
Accumulated Other Comprehensive Income/(Loss)	(5,775)
Total Retained Earnings	11,911
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**20,419**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**20,419**
Total Liabilities Non Controlling Interest and Stockholders Equity	**23,104**

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income -Nasdaq Broker Services AB
(in thousands, unaudited)

	Year Ended December 31, 2016
REVENUE	
Market Services Revenues	15,956
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	353
Total Revenues	**16,309**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**16,309**
Operating Expenses:	
Compensation and Benefits	1,717
Marketing and Advertising	23
Depr and Amortization	12
Professional and Contract Services	228
Computer Ops and Data Communication	8,242
Occupancy	158
Regulatory	5
General Administrative and Other	724
Merger Related Expenses Total	0
Total Operating Expenses	**11,109**
Operating Income	**5,200**
Total Interest Income	(11)
Total Interest Expense	(2)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	53
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0

Impairment Loss	0
FX Operating	0
Net Income Before Taxes	5,240
Income Tax Provisions	**1,154**
Net Income	**4,086**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	**4,086**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet -Nasdaq Canada Inc.
(in thousands, unaudited)

	Year Ended December 31, 2016
ASSETS	
Current Assets:	
Cash & Equivalents	717
Investments	0
Total Receivables - Net	2,067
Current Restricted Cash	0
Other Current Assets	36
Margin Deposits & Default Fund	0
Total Current Assets	**2,820**
Long Term Assets:	
Total Property and Equipment - Net	183
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**183**
Total Assets	**3,003**
LIABILITIES	
Total AP and Accrued Expenses	946
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	275
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	(253)
Current Liabilities	**969**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	1,593
Long Term Liabilities	**1,593**
Total Liabilities	**2,562**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0

Additional Paid in Capital	2,136
Accumulated Other Comprehensive Income/(Loss)	89
Total Retained Earnings	(1,784)
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**441**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**441**
Total Liabilities Non Controlling Interest and Stockholders Equity	**3,003**

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income -Nasdaq Canada Inc.
(in thousands, unaudited)

	Year Ended December 31, 2016
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	4,334
Total Revenues	**4,334**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**4,334**
Operating Expenses:	
Compensation and Benefits	1,842
Marketing and Advertising	11
Depr and Amortization	30
Professional and Contract Services	140
Computer Ops and Data Communication	42
Occupancy	287
Regulatory	0
General Administrative and Other	149
Merger Related Expenses Total	1,587
Total Operating Expenses	**4,089**
Operating Income	**245**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0

Impairment Loss	0
FX Operating	0
Net Income Before Taxes	245
Income Tax Provisions	**63**
Net Income	**182**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	**182**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet -Nasdaq Clearing AB
(in thousands, unaudited)

	Year Ended December 31, 2016
ASSETS	
Current Assets:	
Cash & Equivalents	1,820
Investments	133,382
Total Receivables - Net	380
Current Restricted Cash	0
Other Current Assets	51,025
Margin Deposits & Default Fund	3,300,805
Total Current Assets	**3,487,412**
Long Term Assets:	
Total Property and Equipment - Net	1,424
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	17
Other Long Term Assets	658,352
Total Long Term Assets	**659,793**
Total Assets	**4,147,205**
LIABILITIES	
Total AP and Accrued Expenses	10,896
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	1,815
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	3,302,340
Current Liabilities	**3,315,052**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	87
Long Term Liabilities	**87**
Total Liabilities	**3,315,139**
EQUITY	
Common Stock Total	28,069
Common Stock in Treasury Total	0

Additional Paid in Capital	1,112,909
Accumulated Other Comprehensive Income/(Loss)	169,342
Total Retained Earnings	(478,255)
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**832,065**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**832,065**
Total Liabilities Non Controlling Interest and Stockholders Equity	**4,147,205**

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income -Nasdaq Clearing AB
(in thousands, unaudited)

	Year Ended December 31, 2016
REVENUE	
Market Services Revenues	45,450
Corporate Services	0
Global Information Services	540
Market Technology Revenues	17
Other Revenues	207
Total Revenues	**46,214**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**46,214**
Operating Expenses:	
Compensation and Benefits	6,856
Marketing and Advertising	105
Depr and Amortization	806
Professional and Contract Services	2,976
Computer Ops and Data Communication	11,044
Occupancy	393
Regulatory	3,682
General Administrative and Other	2,061
Merger Related Expenses Total	2
Total Operating Expenses	**27,923**
Operating Income	**18,291**
Total Interest Income	(638)
Total Interest Expense	(393)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	693
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0

Impairment Loss	0
FX Operating	0
Net Income Before Taxes	17,953
Income Tax Provisions	**5,105**
Net Income	**12,848**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	**12,848**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet -Nasdaq Copenhagen A/S
(in thousands, unaudited)

	Year Ended December 31, 2016
ASSETS	
Current Assets:	
Cash & Equivalents	1,117
Investments	0
Total Receivables - Net	5,816
Current Restricted Cash	0
Other Current Assets	41,125
Margin Deposits & Default Fund	0
Total Current Assets	**48,057**
Long Term Assets:	
Total Property and Equipment - Net	192
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	47
Other Long Term Assets	336
Total Long Term Assets	**575**
Total Assets	**48,633**
LIABILITIES	
Total AP and Accrued Expenses	1,369
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	1,770
Deferred Revenue	244
Current Portion Capital Leases	0
Other Accrued Liabilities	592
Current Liabilities	**3,976**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	7,339
Long Term Liabilities	**7,339**
Total Liabilities	**11,315**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0

Additional Paid in Capital	52,129
Accumulated Other Comprehensive Income/(Loss)	(9,741)
Total Retained Earnings	(5,070)
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**37,318**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**37,318**
Total Liabilities Non Controlling Interest and Stockholders Equity	**48,633**

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income -Nasdaq Copenhagen A/S
(in thousands, unaudited)

	Year Ended December 31, 2016
REVENUE	
Market Services Revenues	17,754
Corporate Services	13,178
Global Information Services	17,165
Market Technology Revenues	0
Other Revenues	3,535
Total Revenues	**51,632**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**51,632**
Operating Expenses:	
Compensation and Benefits	6,583
Marketing and Advertising	163
Depr and Amortization	98
Professional and Contract Services	2,985
Computer Ops and Data Communication	3,254
Occupancy	930
Regulatory	650
General Administrative and Other	1,048
Merger Related Expenses Total	0
Total Operating Expenses	**15,711**
Operating Income	**35,922**
Total Interest Income	30
Total Interest Expense	(11)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0

Impairment Loss	0
FX Operating	0
Net Income Before Taxes	35,941
Income Tax Provisions	**7,651**
Net Income	**28,290**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	**28,290**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet -Nasdaq Corporate Solutions Canada ULC
(in thousands, unaudited)

	Year Ended December 31, 2016
ASSETS	
Current Assets:	
Cash & Equivalents	1,532
Investments	0
Total Receivables - Net	4,749
Current Restricted Cash	0
Other Current Assets	12,688
Margin Deposits & Default Fund	0
Total Current Assets	**18,969**
Long Term Assets:	
Total Property and Equipment - Net	1,138
Goodwill	46,598
Other Intangibles	17,277
Non Current Deferred Taxes	172
Other Long Term Assets	210
Total Long Term Assets	**65,395**
Total Assets	**84,364**
LIABILITIES	
Total AP and Accrued Expenses	1,766
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	1,255
Deferred Revenue	1,635
Current Portion Capital Leases	0
Other Accrued Liabilities	12,143
Current Liabilities	**16,799**
Total Long Term Debt	0
Non Current Deferred Tax Liability	4,578
Non-current deferred revenue	0
All Other Long Term Liabilities	1,647
Long Term Liabilities	**6,225**
Total Liabilities	**23,024**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0

Additional Paid in Capital	109,253
Accumulated Other Comprehensive Income/(Loss)	1,289
Total Retained Earnings	(49,203)
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**61,339**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**61,339**
Total Liabilities Non Controlling Interest and Stockholders Equity	**84,364**

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income -Nasdaq Corporate Solutions Canada ULC
(in thousands, unaudited)

	Year Ended December 31, 2016
REVENUE	
Market Services Revenues	0
Corporate Services	8,103
Global Information Services	0
Market Technology Revenues	(38)
Other Revenues	2,916
Total Revenues	**10,981**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**10,981**
Operating Expenses:	
Compensation and Benefits	5,017
Marketing and Advertising	71
Depr and Amortization	1,945
Professional and Contract Services	3,034
Computer Ops and Data Communication	1,462
Occupancy	12
Regulatory	0
General Administrative and Other	493
Merger Related Expenses Total	42
Total Operating Expenses	**12,076**
Operating Income	**(1,095)**
Total Interest Income	1
Total Interest Expense	(0)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0

Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(1,094)
Income Tax Provisions	**(971)**
Net Income	**(123)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	**(123)**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet -Nasdaq Corporate Solutions (India) Private Limited
(in thousands, unaudited)

	Year Ended December 31, 2016
ASSETS	
Current Assets:	
Cash & Equivalents	2,739
Investments	0
Total Receivables - Net	227
Current Restricted Cash	0
Other Current Assets	1,270
Margin Deposits & Default Fund	0
Total Current Assets	**4,235**
Long Term Assets:	
Total Property and Equipment - Net	6,107
Goodwill	800
Other Intangibles	(2)
Non Current Deferred Taxes	173
Other Long Term Assets	1,508
Total Long Term Assets	**8,587**
Total Assets	**12,822**
LIABILITIES	
Total AP and Accrued Expenses	1,478
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	436
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	6,676
Current Liabilities	**8,590**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**8,590**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0

Additional Paid in Capital	1,498
Accumulated Other Comprehensive Income/(Loss)	(785)
Total Retained Earnings	3,519
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**4,232**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**4,232**
Total Liabilities Non Controlling Interest and Stockholders Equity	**12,822**

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income -Nasdaq Corporate Solutions (India) Private Limited
(in thousands, unaudited)

	Year Ended December 31, 2016
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	12,340
Total Revenues	**12,340**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**12,340**
Operating Expenses:	
Compensation and Benefits	4,526
Marketing and Advertising	2
Depr and Amortization	504
Professional and Contract Services	3,247
Computer Ops and Data Communication	189
Occupancy	1,527
Regulatory	0
General Administrative and Other	897
Merger Related Expenses Total	0
Total Operating Expenses	**10,892**
Operating Income	**1,448**
Total Interest Income	0
Total Interest Expense	(1)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0

Impairment Loss	0
FX Operating	0
Net Income Before Taxes	1,447
Income Tax Provisions	**481**
Net Income	**967**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	**967**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet -Nasdaq Corporate Solutions International Limited
(in thousands, unaudited)

	Year Ended December 31, 2016
ASSETS	
Current Assets:	
Cash & Equivalents	3,426
Investments	0
Total Receivables - Net	6,482
Current Restricted Cash	0
Other Current Assets	(1,541)
Margin Deposits & Default Fund	0
Total Current Assets	**8,367**
Long Term Assets:	
Total Property and Equipment - Net	7,619
Goodwill	84,046
Other Intangibles	12,207
Non Current Deferred Taxes	0
Other Long Term Assets	1,888
Total Long Term Assets	**105,760**
Total Assets	**114,126**
LIABILITIES	
Total AP and Accrued Expenses	3,800
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	958
Deferred Revenue	1,413
Current Portion Capital Leases	0
Other Accrued Liabilities	350
Current Liabilities	**6,521**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	380
Long Term Liabilities	**380**
Total Liabilities	**6,901**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0

Additional Paid in Capital	136,691
Accumulated Other Comprehensive Income/(Loss)	(22,706)
Total Retained Earnings	(6,760)
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**107,226**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**107,226**
Total Liabilities Non Controlling Interest and Stockholders Equity	**114,126**

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income -Nasdaq Corporate Solutions International Limited
(in thousands, unaudited)

	Year Ended December 31, 2016
REVENUE	
Market Services Revenues	0
Corporate Services	61,509
Global Information Services	0
Market Technology Revenues	0
Other Revenues	16,442
Total Revenues	**77,951**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**77,951**
Operating Expenses:	
Compensation and Benefits	6,249
Marketing and Advertising	305
Depr and Amortization	3,871
Professional and Contract Services	48,523
Computer Ops and Data Communication	4,387
Occupancy	1,786
Regulatory	0
General Administrative and Other	1,680
Merger Related Expenses Total	3
Total Operating Expenses	**66,805**
Operating Income	**11,145**
Total Interest Income	0
Total Interest Expense	(88)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	(0)
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0

Impairment Loss	0
FX Operating	0
Net Income Before Taxes	11,058
Income Tax Provisions	**(19)**
Net Income	**11,077**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	**11,077**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet -Nasdaq CSD Iceland hf
(in thousands, unaudited)

	Year Ended December 31, 2016
ASSETS	
Current Assets:	
Cash & Equivalents	3,786
Investments	0
Total Receivables - Net	430
Current Restricted Cash	0
Other Current Assets	2,035
Margin Deposits & Default Fund	0
Total Current Assets	**6,250**
Long Term Assets:	
Total Property and Equipment - Net	40
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**40**
Total Assets	**6,290**
LIABILITIES	
Total AP and Accrued Expenses	120
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	218
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	684
Current Liabilities	**1,022**
Total Long Term Debt	0
Non Current Deferred Tax Liability	4
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**4**
Total Liabilities	**1,026**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0

Additional Paid in Capital	4,631
Accumulated Other Comprehensive Income/(Loss)	(1,985)
Total Retained Earnings	2,619
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**5,265**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**5,265**
Total Liabilities Non Controlling Interest and Stockholders Equity	**6,290**

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income -Nasdaq CSD Iceland hf
(in thousands, unaudited)

	Year Ended December 31, 2016
REVENUE	
Market Services Revenues	5,688
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	43
Total Revenues	**5,731**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**5,731**
Operating Expenses:	
Compensation and Benefits	905
Marketing and Advertising	6
Depr and Amortization	15
Professional and Contract Services	558
Computer Ops and Data Communication	333
Occupancy	123
Regulatory	37
General Administrative and Other	933
Merger Related Expenses Total	0
Total Operating Expenses	**2,908**
Operating Income	**2,823**
Total Interest Income	329
Total Interest Expense	(0)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	9
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0

Impairment Loss	0
FX Operating	0
Net Income Before Taxes	3,161
Income Tax Provisions	**633**
Net Income	**2,528**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	**2,528**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet -Nasdaq CXC Limited
(in thousands, unaudited)

	Year Ended December 31, 2016
ASSETS	
Current Assets:	
Cash & Equivalents	8,460
Investments	0
Total Receivables - Net	3,627
Current Restricted Cash	186
Other Current Assets	175
Margin Deposits & Default Fund	0
Total Current Assets	**12,448**
Long Term Assets:	
Total Property and Equipment - Net	3,185
Goodwill	55,711
Other Intangibles	74,795
Non Current Deferred Taxes	0
Other Long Term Assets	191
Total Long Term Assets	**133,882**
Total Assets	**146,330**
LIABILITIES	
Total AP and Accrued Expenses	1,755
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	522
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	995
Current Liabilities	**3,272**
Total Long Term Debt	0
Non Current Deferred Tax Liability	19,825
Non-current deferred revenue	0
All Other Long Term Liabilities	3
Long Term Liabilities	**19,828**
Total Liabilities	**23,100**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0

Additional Paid in Capital	115,024
Accumulated Other Comprehensive Income/(Loss)	4,516
Total Retained Earnings	3,690
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**123,230**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**123,230**
Total Liabilities Non Controlling Interest and Stockholders Equity	**146,330**

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income -Nasdaq CXC Limited
(in thousands, unaudited)

	Year Ended December 31, 2016
REVENUE	
Market Services Revenues	11,270
Corporate Services	0
Global Information Services	5,402
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**16,672**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**(21)**
Total Cost of Revenues	**(21)**
Revenues less Cost of Revenues	**16,651**
Operating Expenses:	
Compensation and Benefits	1,856
Marketing and Advertising	25
Depr and Amortization	4,496
Professional and Contract Services	3,001
Computer Ops and Data Communication	1,009
Occupancy	186
Regulatory	233
General Administrative and Other	632
Merger Related Expenses Total	163
Total Operating Expenses	**11,601**
Operating Income	**5,050**
Total Interest Income	3
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0

Impairment Loss	0
FX Operating	0
Net Income Before Taxes	5,054
Income Tax Provisions	**1,364**
Net Income	**3,690**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	**3,690**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet -Nasdaq Exchange and Clearing Services AB
(in thousands, unaudited)

	Year Ended December 31, 2016
ASSETS	
Current Assets:	
Cash & Equivalents	44
Investments	0
Total Receivables - Net	4,066
Current Restricted Cash	0
Other Current Assets	(10,963)
Margin Deposits & Default Fund	0
Total Current Assets	**(6,853)**
Long Term Assets:	
Total Property and Equipment - Net	17,948
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	17
Total Long Term Assets	**17,965**
Total Assets	**11,112**
LIABILITIES	
Total AP and Accrued Expenses	549
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	4,204
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	2,169
Current Liabilities	**6,922**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	21
Long Term Liabilities	**21**
Total Liabilities	**6,943**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0

Additional Paid in Capital	142
Accumulated Other Comprehensive Income/(Loss)	(1,795)
Total Retained Earnings	5,821
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**4,169**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**4,169**
Total Liabilities Non Controlling Interest and Stockholders Equity	**11,112**

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income -Nasdaq Exchange and Clearing Services AB
(in thousands, unaudited)

	Year Ended December 31, 2016
REVENUE	
Market Services Revenues	19
Corporate Services	(0)
Global Information Services	0
Market Technology Revenues	43,448
Other Revenues	0
Total Revenues	**43,467**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**43,467**
Operating Expenses:	
Compensation and Benefits	11,765
Marketing and Advertising	13
Depr and Amortization	6,397
Professional and Contract Services	1,954
Computer Ops and Data Communication	21,029
Occupancy	1,035
Regulatory	0
General Administrative and Other	2,065
Merger Related Expenses Total	51
Total Operating Expenses	**44,309**
Operating Income	**(842)**
Total Interest Income	0
Total Interest Expense	(82)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	315
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0

Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(609)
Income Tax Provisions	**(222)**
Net Income	**(387)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	**(387)**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet -Nasdaq France SAS
(in thousands, unaudited)

	Year Ended December 31, 2016
ASSETS	
Current Assets:	
Cash & Equivalents	82
Investments	0
Total Receivables - Net	390
Current Restricted Cash	0
Other Current Assets	4,164
Margin Deposits & Default Fund	0
Total Current Assets	**4,636**
Long Term Assets:	
Total Property and Equipment - Net	163
Goodwill	0
Other Intangibles	(0)
Non Current Deferred Taxes	600
Other Long Term Assets	100
Total Long Term Assets	**864**
Total Assets	**5,499**
LIABILITIES	
Total AP and Accrued Expenses	60
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	803
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	276
Current Liabilities	**1,138**
Total Long Term Debt	0
Non Current Deferred Tax Liability	1,650
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**1,650**
Total Liabilities	**2,788**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0

Additional Paid in Capital	0
Accumulated Other Comprehensive Income/(Loss)	(519)
Total Retained Earnings	3,230
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**2,711**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**2,711**
Total Liabilities Non Controlling Interest and Stockholders Equity	**5,499**

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income -Nasdaq France SAS
(in thousands, unaudited)

	Year Ended December 31, 2016
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	7,140
Total Revenues	**7,140**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**7,140**
Operating Expenses:	
Compensation and Benefits	5,630
Marketing and Advertising	34
Depr and Amortization	72
Professional and Contract Services	80
Computer Ops and Data Communication	1
Occupancy	518
Regulatory	0
General Administrative and Other	398
Merger Related Expenses Total	1
Total Operating Expenses	**6,735**
Operating Income	**405**
Total Interest Income	0
Total Interest Expense	(1)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0

Impairment Loss	0
FX Operating	0
Net Income Before Taxes	404
Income Tax Provisions	**214**
Net Income	**190**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	**190**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet -Nasdaq Germany GmbH
(in thousands, unaudited)

	Year Ended December 31, 2016
ASSETS	
Current Assets:	
Cash & Equivalents	398
Investments	0
Total Receivables - Net	2,747
Current Restricted Cash	0
Other Current Assets	1,487
Margin Deposits & Default Fund	0
Total Current Assets	**4,631**
Long Term Assets:	
Total Property and Equipment - Net	614
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	30
Total Long Term Assets	**644**
Total Assets	**5,275**
LIABILITIES	
Total AP and Accrued Expenses	534
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	638
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	2,435
Current Liabilities	**3,606**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	758
Long Term Liabilities	**758**
Total Liabilities	**4,364**
EQUITY	
Common Stock Total	(1)
Common Stock in Treasury Total	0

Additional Paid in Capital	316
Accumulated Other Comprehensive Income/(Loss)	6
Total Retained Earnings	589
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**911**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**911**
Total Liabilities Non Controlling Interest and Stockholders Equity	**5,275**

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income -Nasdaq Germany GmbH
(in thousands, unaudited)

	Year Ended December 31, 2016
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	11,663
Total Revenues	**11,663**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**11,663**
Operating Expenses:	
Compensation and Benefits	7,283
Marketing and Advertising	3
Depr and Amortization	267
Professional and Contract Services	770
Computer Ops and Data Communication	393
Occupancy	1,509
Regulatory	0
General Administrative and Other	519
Merger Related Expenses Total	0
Total Operating Expenses	**10,744**
Operating Income	**919**
Total Interest Income	(0)
Total Interest Expense	(2)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0

Impairment Loss	0
FX Operating	0
Net Income Before Taxes	916
Income Tax Provisions	**285**
Net Income	**631**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	**631**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet -Nasdaq Helsinki Ltd
(in thousands, unaudited)

	Year Ended December 31, 2016
ASSETS	
Current Assets:	
Cash & Equivalents	63
Investments	0
Total Receivables - Net	3,842
Current Restricted Cash	0
Other Current Assets	39,775
Margin Deposits & Default Fund	0
Total Current Assets	**43,681**
Long Term Assets:	
Total Property and Equipment - Net	254
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	16
Other Long Term Assets	8,587
Total Long Term Assets	**8,858**
Total Assets	**52,538**
LIABILITIES	
Total AP and Accrued Expenses	690
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	846
Deferred Revenue	10
Current Portion Capital Leases	0
Other Accrued Liabilities	25,022
Current Liabilities	**26,567**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**26,567**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0

Additional Paid in Capital	(7,893)
Accumulated Other Comprehensive Income/(Loss)	(14,701)
Total Retained Earnings	48,496
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**25,902**
Non Controlling Interest	69
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**25,971**
Total Liabilities Non Controlling Interest and Stockholders Equity	**52,538**

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income -Nasdaq Helsinki Ltd
(in thousands, unaudited)

	Year Ended December 31, 2016
REVENUE	
Market Services Revenues	16,352
Corporate Services	7,314
Global Information Services	10,906
Market Technology Revenues	0
Other Revenues	2,354
Total Revenues	**36,926**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**36,926**
Operating Expenses:	
Compensation and Benefits	3,341
Marketing and Advertising	104
Depr and Amortization	141
Professional and Contract Services	3,550
Computer Ops and Data Communication	1,992
Occupancy	529
Regulatory	293
General Administrative and Other	710
Merger Related Expenses Total	0
Total Operating Expenses	**10,660**
Operating Income	**26,266**
Total Interest Income	0
Total Interest Expense	(1)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	(19,560)
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0

Impairment Loss	0
FX Operating	0
Net Income Before Taxes	6,706
Income Tax Provisions	**62**
Net Income	**6,643**
Net (income) expense attributable to noncontrolling interests	(10)
Net Income attributable to NASDAQ OMX Group, Inc.	**6,633**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet -Nasdaq Holding AB
(in thousands, unaudited)

	Year Ended December 31, 2016
ASSETS	
Current Assets:	
Cash & Equivalents	(3,513)
Investments	0
Total Receivables - Net	2,660,638
Current Restricted Cash	0
Other Current Assets	14,182
Margin Deposits & Default Fund	0
Total Current Assets	**2,671,307**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	5,565
Other Long Term Assets	(4,157,748)
Total Long Term Assets	**(4,152,182)**
Total Assets	**(1,480,875)**
LIABILITIES	
Total AP and Accrued Expenses	31,044
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	1,162
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	986
Current Liabilities	**33,191**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**33,191**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0

Additional Paid in Capital	(4,145,107)
Accumulated Other Comprehensive Income/(Loss)	2,988,199
Total Retained Earnings	(357,158)
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**(1,514,066)**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**(1,514,066)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**(1,480,875)**

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income -Nasdaq Holding AB
(in thousands, unaudited)

	Year Ended December 31, 2016
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	3,296
Total Revenues	**3,296**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**3,296**
Operating Expenses:	
Compensation and Benefits	3,272
Marketing and Advertising	1
Depr and Amortization	0
Professional and Contract Services	631
Computer Ops and Data Communication	44
Occupancy	114
Regulatory	0
General Administrative and Other	(258)
Merger Related Expenses Total	0
Total Operating Expenses	**3,804**
Operating Income	**(508)**
Total Interest Income	7
Total Interest Expense	(0)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0

Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(501)
Income Tax Provisions	**(548)**
Net Income	**47**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	**47**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet -Nasdaq Holding Denmark A/S
(in thousands, unaudited)

	Year Ended December 31, 2016
ASSETS	
Current Assets:	
Cash & Equivalents	77
Investments	0
Total Receivables - Net	506
Current Restricted Cash	0
Other Current Assets	32,359
Margin Deposits & Default Fund	0
Total Current Assets	**32,943**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	52,129
Total Long Term Assets	**52,129**
Total Assets	**85,072**
LIABILITIES	
Total AP and Accrued Expenses	14
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	128,164
Current Liabilities	**128,179**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**128,179**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0

Additional Paid in Capital	(66,045)
Accumulated Other Comprehensive Income/(Loss)	36,484
Total Retained Earnings	(13,545)
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**(43,106)**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**(43,106)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**85,072**

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income -Nasdaq Holding Denmark A/S
(in thousands, unaudited)

	Year Ended December 31, 2016
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	9
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**9**
Operating Income	**(9)**
Total Interest Income	153
Total Interest Expense	(2,561)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0

Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(2,417)
Income Tax Provisions	**(538)**
Net Income	**(1,879)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	**(1,879)**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet -Nasdaq Holding Luxembourg Sárl
(in thousands, unaudited)

	Year Ended December 31, 2016
ASSETS	
Current Assets:	
Cash & Equivalents	504
Investments	0
Total Receivables - Net	512
Current Restricted Cash	0
Other Current Assets	952,448
Margin Deposits & Default Fund	0
Total Current Assets	**953,464**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	3,209,750
Total Long Term Assets	**3,209,750**
Total Assets	**4,163,214**
LIABILITIES	
Total AP and Accrued Expenses	571
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	12
Current Liabilities	**583**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	3,604,938
Long Term Liabilities	**3,604,938**
Total Liabilities	**3,605,521**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0

Additional Paid in Capital	(223,402)
Accumulated Other Comprehensive Income/(Loss)	698,073
Total Retained Earnings	83,022
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**557,693**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**557,693**
Total Liabilities Non Controlling Interest and Stockholders Equity	**4,163,214**

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income -Nasdaq Holding Luxembourg Sárl
(in thousands, unaudited)

	Year Ended December 31, 2016
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	101
Computer Ops and Data Communication	0
Occupancy	15
Regulatory	0
General Administrative and Other	4
Merger Related Expenses Total	0
Total Operating Expenses	**119**
Operating Income	**(119)**
Total Interest Income	28,035
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0

Impairment Loss	0
FX Operating	0
Net Income Before Taxes	27,916
Income Tax Provisions	**0**
Net Income	**27,916**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	**27,916**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet -Nasdaq Iceland hf
(in thousands, unaudited)

	Year Ended December 31, 2016
ASSETS	
Current Assets:	
Cash & Equivalents	1,776
Investments	0
Total Receivables - Net	529
Current Restricted Cash	0
Other Current Assets	3,057
Margin Deposits & Default Fund	0
Total Current Assets	**5,362**
Long Term Assets:	
Total Property and Equipment - Net	56
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	4
Other Long Term Assets	0
Total Long Term Assets	**61**
Total Assets	**5,423**
LIABILITIES	
Total AP and Accrued Expenses	78
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	681
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	104
Current Liabilities	**862**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**862**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0

Additional Paid in Capital	10,890
Accumulated Other Comprehensive Income/(Loss)	(5,939)
Total Retained Earnings	(389)
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**4,561**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**4,561**
Total Liabilities Non Controlling Interest and Stockholders Equity	**5,423**

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income -Nasdaq Iceland hf
(in thousands, unaudited)

	Year Ended December 31, 2016
REVENUE	
Market Services Revenues	2,499
Corporate Services	1,500
Global Information Services	180
Market Technology Revenues	0
Other Revenues	425
Total Revenues	**4,603**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**4,603**
Operating Expenses:	
Compensation and Benefits	2,422
Marketing and Advertising	55
Depr and Amortization	11
Professional and Contract Services	366
Computer Ops and Data Communication	616
Occupancy	215
Regulatory	32
General Administrative and Other	157
Merger Related Expenses Total	2
Total Operating Expenses	**3,876**
Operating Income	**728**
Total Interest Income	335
Total Interest Expense	(0)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	40
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0

Impairment Loss	0
FX Operating	0
Net Income Before Taxes	1,103
Income Tax Provisions	**(20)**
Net Income	**1,123**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	**1,123**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet -Nasdaq International Ltd
(in thousands, unaudited)

	Year Ended December 31, 2016
ASSETS	
Current Assets:	
Cash & Equivalents	687
Investments	0
Total Receivables - Net	(111)
Current Restricted Cash	0
Other Current Assets	7,855
Margin Deposits & Default Fund	0
Total Current Assets	**8,431**
Long Term Assets:	
Total Property and Equipment - Net	42
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**42**
Total Assets	**8,474**
LIABILITIES	
Total AP and Accrued Expenses	112
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	661
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	236
Current Liabilities	**1,009**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**1,009**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0

Additional Paid in Capital	0
Accumulated Other Comprehensive Income/(Loss)	(2,541)
Total Retained Earnings	10,005
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**7,464**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**7,464**
Total Liabilities Non Controlling Interest and Stockholders Equity	**8,474**

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income -Nasdaq International Ltd
(in thousands, unaudited)

	Year Ended December 31, 2016
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	10,689
Total Revenues	**10,689**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**10,689**
Operating Expenses:	
Compensation and Benefits	5,621
Marketing and Advertising	888
Depr and Amortization	15
Professional and Contract Services	1,165
Computer Ops and Data Communication	91
Occupancy	728
Regulatory	0
General Administrative and Other	900
Merger Related Expenses Total	0
Total Operating Expenses	**9,408**
Operating Income	**1,281**
Total Interest Income	34
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0

Impairment Loss	0
FX Operating	0
Net Income Before Taxes	1,315
Income Tax Provisions	**(1)**
Net Income	**1,316**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	**1,316**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet -Nasdaq Korea Ltd
(in thousands, unaudited)

	Year Ended December 31, 2016
ASSETS	
Current Assets:	
Cash & Equivalents	811
Investments	0
Total Receivables - Net	40
Current Restricted Cash	0
Other Current Assets	(52)
Margin Deposits & Default Fund	0
Total Current Assets	**799**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**0**
Total Assets	**799**
LIABILITIES	
Total AP and Accrued Expenses	0
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	27
Deferred Revenue	156
Current Portion Capital Leases	0
Other Accrued Liabilities	103
Current Liabilities	**286**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**286**
EQUITY	
Common Stock Total	93
Common Stock in Treasury Total	0

Additional Paid in Capital	3
Accumulated Other Comprehensive Income/(Loss)	(82)
Total Retained Earnings	500
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**514**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**514**
Total Liabilities Non Controlling Interest and Stockholders Equity	**799**

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income -Nasdaq Korea Ltd
(in thousands, unaudited)

	Year Ended December 31, 2016
REVENUE	
Market Services Revenues	0
Corporate Services	999
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**999**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**999**
Operating Expenses:	
Compensation and Benefits	292
Marketing and Advertising	2
Depr and Amortization	0
Professional and Contract Services	46
Computer Ops and Data Communication	0
Occupancy	46
Regulatory	0
General Administrative and Other	21
Merger Related Expenses Total	0
Total Operating Expenses	**407**
Operating Income	**592**
Total Interest Income	0
Total Interest Expense	(1)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0

Impairment Loss	0
FX Operating	0
Net Income Before Taxes	591
Income Tax Provisions	**136**
Net Income	**455**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	**455**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet -Nasdaq Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2016
ASSETS	
Current Assets:	
Cash & Equivalents	940
Investments	0
Total Receivables - Net	0
Current Restricted Cash	0
Other Current Assets	4,740
Margin Deposits & Default Fund	0
Total Current Assets	**5,680**
Long Term Assets:	
Total Property and Equipment - Net	135
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	105,010
Total Long Term Assets	**105,145**
Total Assets	**110,826**
LIABILITIES	
Total AP and Accrued Expenses	121
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	1,204
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	118
Current Liabilities	**1,444**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**1,444**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0

Additional Paid in Capital	106,470
Accumulated Other Comprehensive Income/(Loss)	286
Total Retained Earnings	2,625
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**109,382**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**109,382**
Total Liabilities Non Controlling Interest and Stockholders Equity	**110,826**

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income -Nasdaq Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2016
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	8,658
Total Revenues	**8,658**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**8,658**
Operating Expenses:	
Compensation and Benefits	6,063
Marketing and Advertising	41
Depr and Amortization	83
Professional and Contract Services	222
Computer Ops and Data Communication	56
Occupancy	1,069
Regulatory	0
General Administrative and Other	1,163
Merger Related Expenses Total	4
Total Operating Expenses	**8,700**
Operating Income	**(42)**
Total Interest Income	1,107
Total Interest Expense	(0)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0

Impairment Loss	0
FX Operating	0
Net Income Before Taxes	1,065
Income Tax Provisions	**140**
Net Income	**926**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	**926**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet -Nasdaq NLX Ltd
(in thousands, unaudited)

	Year Ended December 31, 2016
ASSETS	
Current Assets:	
Cash & Equivalents	5,333
Investments	0
Total Receivables - Net	(79)
Current Restricted Cash	0
Other Current Assets	5,584
Margin Deposits & Default Fund	0
Total Current Assets	**10,837**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**0**
Total Assets	**10,837**
LIABILITIES	
Total AP and Accrued Expenses	193
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	435
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	307
Current Liabilities	**934**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**934**
EQUITY	
Common Stock Total	(40)
Common Stock in Treasury Total	0

Additional Paid in Capital	103,924
Accumulated Other Comprehensive Income/(Loss)	(660)
Total Retained Earnings	(93,321)
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**9,903**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**9,903**
Total Liabilities Non Controlling Interest and Stockholders Equity	**10,837**

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income -Nasdaq NLX Ltd
(in thousands, unaudited)

	Year Ended December 31, 2016
REVENUE	
Market Services Revenues	(2,848)
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**(2,848)**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**(2,848)**
Operating Expenses:	
Compensation and Benefits	3,309
Marketing and Advertising	118
Depr and Amortization	0
Professional and Contract Services	2,264
Computer Ops and Data Communication	3,614
Occupancy	256
Regulatory	0
General Administrative and Other	484
Merger Related Expenses Total	39
Total Operating Expenses	**10,084**
Operating Income	**(12,932)**
Total Interest Income	23
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0

Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(12,909)
Income Tax Provisions	**0**
Net Income	**(12,909)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	**(12,909)**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet -Nasdaq Nordic Ltd
(in thousands, unaudited)

	Year Ended December 31, 2016
ASSETS	
Current Assets:	
Cash & Equivalents	150
Investments	0
Total Receivables - Net	4,101
Current Restricted Cash	0
Other Current Assets	30,377
Margin Deposits & Default Fund	0
Total Current Assets	**34,628**
Long Term Assets:	
Total Property and Equipment - Net	95
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	70
Other Long Term Assets	839,079
Total Long Term Assets	**839,244**
Total Assets	**873,872**
LIABILITIES	
Total AP and Accrued Expenses	13,959
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	363
Deferred Revenue	1,664
Current Portion Capital Leases	0
Other Accrued Liabilities	31,606
Current Liabilities	**47,592**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**47,592**
EQUITY	
Common Stock Total	42,121
Common Stock in Treasury Total	0

Additional Paid in Capital	1,104,359
Accumulated Other Comprehensive Income/(Loss)	45,795
Total Retained Earnings	(366,525)
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**825,750**
Non Controlling Interest	556
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**826,305**
Total Liabilities Non Controlling Interest and Stockholders Equity	**873,897**

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income -Nasdaq Nordic Ltd
(in thousands, unaudited)

	Year Ended December 31, 2016
REVENUE	
Market Services Revenues	(0)
Corporate Services	10,547
Global Information Services	0
Market Technology Revenues	0
Other Revenues	1,896
Total Revenues	**12,442**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**12,442**
Operating Expenses:	
Compensation and Benefits	1,538
Marketing and Advertising	5
Depr and Amortization	60
Professional and Contract Services	2,305
Computer Ops and Data Communication	233
Occupancy	312
Regulatory	7
General Administrative and Other	830
Merger Related Expenses Total	0
Total Operating Expenses	**5,291**
Operating Income	**7,151**
Total Interest Income	0
Total Interest Expense	(21)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	(13,893)
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0

Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(6,763)
Income Tax Provisions	**(717)**
Net Income	**(6,047)**
Net (income) expense attributable to noncontrolling interests	(501)
Net Income attributable to NASDAQ OMX Group, Inc.	**(6,548)**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet -NASDAQ OMX Europe Ltd
(in thousands, unaudited)

	Year Ended December 31, 2016
ASSETS	
Current Assets:	
Cash & Equivalents	831
Investments	0
Total Receivables - Net	74
Current Restricted Cash	0
Other Current Assets	9,026
Margin Deposits & Default Fund	0
Total Current Assets	**9,931**
Long Term Assets:	
Total Property and Equipment - Net	37
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	200
Other Long Term Assets	0
Total Long Term Assets	**237**
Total Assets	**10,168**
LIABILITIES	
Total AP and Accrued Expenses	102
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	683
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	92
Current Liabilities	**877**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	10
Long Term Liabilities	**10**
Total Liabilities	**886**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0

Additional Paid in Capital	38,963
Accumulated Other Comprehensive Income/(Loss)	(2,176)
Total Retained Earnings	(27,505)
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**9,281**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**9,281**
Total Liabilities Non Controlling Interest and Stockholders Equity	**10,168**

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income -NASDAQ OMX Europe Ltd
(in thousands, unaudited)

	Year Ended December 31, 2016
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	8,408
Total Revenues	**8,408**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**8,408**
Operating Expenses:	
Compensation and Benefits	5,259
Marketing and Advertising	71
Depr and Amortization	16
Professional and Contract Services	218
Computer Ops and Data Communication	103
Occupancy	543
Regulatory	0
General Administrative and Other	677
Merger Related Expenses Total	0
Total Operating Expenses	**6,887**
Operating Income	**1,521**
Total Interest Income	31
Total Interest Expense	(0)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0

Impairment Loss	0
FX Operating	0
Net Income Before Taxes	1,552
Income Tax Provisions	**0**
Net Income	**1,552**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	**1,552**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet -Nasdaq Oslo ASA
(in thousands, unaudited)

	Year Ended December 31, 2016
ASSETS	
Current Assets:	
Cash & Equivalents	15,577
Investments	6,821
Total Receivables - Net	1,684
Current Restricted Cash	0
Other Current Assets	(1,352)
Margin Deposits & Default Fund	0
Total Current Assets	**22,731**
Long Term Assets:	
Total Property and Equipment - Net	88
Goodwill	5,768
Other Intangibles	1,238
Non Current Deferred Taxes	141
Other Long Term Assets	63
Total Long Term Assets	**7,298**
Total Assets	**30,029**
LIABILITIES	
Total AP and Accrued Expenses	768
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	651
Deferred Revenue	178
Current Portion Capital Leases	0
Other Accrued Liabilities	1,895
Current Liabilities	**3,492**
Total Long Term Debt	0
Non Current Deferred Tax Liability	311
Non-current deferred revenue	0
All Other Long Term Liabilities	28
Long Term Liabilities	**339**
Total Liabilities	**3,831**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0

Additional Paid in Capital	15,703
Accumulated Other Comprehensive Income/(Loss)	(7,613)
Total Retained Earnings	18,109
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**26,198**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**26,198**
Total Liabilities Non Controlling Interest and Stockholders Equity	**30,029**

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income -Nasdaq Oslo ASA
(in thousands, unaudited)

	Year Ended December 31, 2016
REVENUE	
Market Services Revenues	14,517
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	92
Total Revenues	**14,608**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**14,608**
Operating Expenses:	
Compensation and Benefits	2,158
Marketing and Advertising	37
Depr and Amortization	0
Professional and Contract Services	1,339
Computer Ops and Data Communication	3,511
Occupancy	0
Regulatory	(2)
General Administrative and Other	334
Merger Related Expenses Total	0
Total Operating Expenses	**7,377**
Operating Income	**7,231**
Total Interest Income	216
Total Interest Expense	(63)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0

Impairment Loss	0
FX Operating	0
Net Income Before Taxes	7,384
Income Tax Provisions	**2,055**
Net Income	**5,328**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	**5,328**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet -Nasdaq Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2016
ASSETS	
Current Assets:	
Cash & Equivalents	2,503
Investments	0
Total Receivables - Net	640
Current Restricted Cash	0
Other Current Assets	(932)
Margin Deposits & Default Fund	0
Total Current Assets	**2,212**
Long Term Assets:	
Total Property and Equipment - Net	744
Goodwill	9,496
Other Intangibles	2,006
Non Current Deferred Taxes	1,213
Other Long Term Assets	0
Total Long Term Assets	**13,458**
Total Assets	**15,670**
LIABILITIES	
Total AP and Accrued Expenses	798
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	4,293
Deferred Revenue	20
Current Portion Capital Leases	0
Other Accrued Liabilities	738
Current Liabilities	**5,850**
Total Long Term Debt	0
Non Current Deferred Tax Liability	(64)
Non-current deferred revenue	0
All Other Long Term Liabilities	368
Long Term Liabilities	**304**
Total Liabilities	**6,154**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0

Additional Paid in Capital	1,694
Accumulated Other Comprehensive Income/(Loss)	(2,396)
Total Retained Earnings	10,218
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**9,516**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**9,516**
Total Liabilities Non Controlling Interest and Stockholders Equity	**15,670**

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income -Nasdaq Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2016
REVENUE	
Market Services Revenues	0
Corporate Services	5,086
Global Information Services	0
Market Technology Revenues	0
Other Revenues	19,569
Total Revenues	**24,655**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**24,655**
Operating Expenses:	
Compensation and Benefits	16,373
Marketing and Advertising	107
Depr and Amortization	791
Professional and Contract Services	2,359
Computer Ops and Data Communication	842
Occupancy	1,452
Regulatory	0
General Administrative and Other	1,454
Merger Related Expenses Total	13
Total Operating Expenses	**23,393**
Operating Income	**1,262**
Total Interest Income	13
Total Interest Expense	(126)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0

Impairment Loss	0
FX Operating	0
Net Income Before Taxes	1,149
Income Tax Provisions	**561**
Net Income	**588**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	**588**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet -Nasdaq Riga AS
(in thousands, unaudited)

	Year Ended December 31, 2016
ASSETS	
Current Assets:	
Cash & Equivalents	335
Investments	0
Total Receivables - Net	132
Current Restricted Cash	0
Other Current Assets	7,486
Margin Deposits & Default Fund	0
Total Current Assets	**7,952**
Long Term Assets:	
Total Property and Equipment - Net	8
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	6
Other Long Term Assets	(0)
Total Long Term Assets	**13**
Total Assets	**7,966**
LIABILITIES	
Total AP and Accrued Expenses	17
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	45
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	7
Current Liabilities	**69**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**69**
EQUITY	
Common Stock Total	1,402
Common Stock in Treasury Total	0

Additional Paid in Capital	3,962
Accumulated Other Comprehensive Income/(Loss)	(1,347)
Total Retained Earnings	3,854
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**7,871**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**7,871**
Total Liabilities Non Controlling Interest and Stockholders Equity	**7,940**

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income -Nasdaq Riga AS
(in thousands, unaudited)

	Year Ended December 31, 2016
REVENUE	
Market Services Revenues	281
Corporate Services	469
Global Information Services	17
Market Technology Revenues	0
Other Revenues	485
Total Revenues	**1,253**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**1,253**
Operating Expenses:	
Compensation and Benefits	363
Marketing and Advertising	27
Depr and Amortization	10
Professional and Contract Services	81
Computer Ops and Data Communication	108
Occupancy	34
Regulatory	24
General Administrative and Other	80
Merger Related Expenses Total	0
Total Operating Expenses	**726**
Operating Income	**527**
Total Interest Income	3
Total Interest Expense	(5)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	7,317
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0

Impairment Loss	0
FX Operating	0
Net Income Before Taxes	7,841
Income Tax Provisions	**85**
Net Income	**7,756**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	7,756

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet -Nasdaq Stockholm AB
(in thousands, unaudited)

	Year Ended December 31, 2016
ASSETS	
Current Assets:	
Cash & Equivalents	856
Investments	32,195
Total Receivables - Net	16,777
Current Restricted Cash	0
Other Current Assets	142,898
Margin Deposits & Default Fund	0
Total Current Assets	**192,726**
Long Term Assets:	
Total Property and Equipment - Net	2,022
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	12
Other Long Term Assets	5
Total Long Term Assets	**2,039**
Total Assets	**194,765**
LIABILITIES	
Total AP and Accrued Expenses	14,195
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	6,292
Deferred Revenue	5,647
Current Portion Capital Leases	0
Other Accrued Liabilities	15,295
Current Liabilities	**41,430**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**41,430**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0

Additional Paid in Capital	12,974
Accumulated Other Comprehensive Income/(Loss)	(50,104)
Total Retained Earnings	190,466
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**153,335**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**153,335**
Total Liabilities Non Controlling Interest and Stockholders Equity	**194,765**

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income -Nasdaq Stockholm AB
(in thousands, unaudited)

	Year Ended December 31, 2016
REVENUE	
Market Services Revenues	75,963
Corporate Services	39,407
Global Information Services	44,312
Market Technology Revenues	18,735
Other Revenues	2,028
Total Revenues	**180,445**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**180,445**
Operating Expenses:	
Compensation and Benefits	23,755
Marketing and Advertising	1,026
Depr and Amortization	2,000
Professional and Contract Services	11,802
Computer Ops and Data Communication	28,548
Occupancy	1,247
Regulatory	3,838
General Administrative and Other	3,697
Merger Related Expenses Total	547
Total Operating Expenses	**76,459**
Operating Income	**103,987**
Total Interest Income	(46)
Total Interest Expense	(2)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	(2,553)
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0

Impairment Loss	0
FX Operating	0
Net Income Before Taxes	101,386
Income Tax Provisions	**17,778**
Net Income	**83,608**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	**83,608**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet -Nasdaq Tallinn AS
(in thousands, unaudited)

	Year Ended December 31, 2016
ASSETS	
Current Assets:	
Cash & Equivalents	80
Investments	0
Total Receivables - Net	54
Current Restricted Cash	0
Other Current Assets	2,774
Margin Deposits & Default Fund	0
Total Current Assets	**2,908**
Long Term Assets:	
Total Property and Equipment - Net	15
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	408
Total Long Term Assets	**423**
Total Assets	**3,331**
LIABILITIES	
Total AP and Accrued Expenses	14
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	56
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	(2)
Current Liabilities	**68**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**68**
EQUITY	
Common Stock Total	1
Common Stock in Treasury Total	0

Additional Paid in Capital	11,130
Accumulated Other Comprehensive Income/(Loss)	(899)
Total Retained Earnings	(6,969)
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**3,263**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**3,263**
Total Liabilities Non Controlling Interest and Stockholders Equity	**3,331**

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income -Nasdaq Tallinn AS
(in thousands, unaudited)

	Year Ended December 31, 2016
REVENUE	
Market Services Revenues	193
Corporate Services	343
Global Information Services	53
Market Technology Revenues	0
Other Revenues	528
Total Revenues	**1,116**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**1,116**
Operating Expenses:	
Compensation and Benefits	367
Marketing and Advertising	50
Depr and Amortization	9
Professional and Contract Services	158
Computer Ops and Data Communication	93
Occupancy	56
Regulatory	7
General Administrative and Other	41
Merger Related Expenses Total	0
Total Operating Expenses	**781**
Operating Income	**335**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0

Impairment Loss	0
FX Operating	0
Net Income Before Taxes	335
Income Tax Provisions	**(129)**
Net Income	**464**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	**464**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet -Nasdaq Technology AB
(in thousands, unaudited)

	Year Ended December 31, 2016
ASSETS	
Current Assets:	
Cash & Equivalents	(127)
Investments	0
Total Receivables - Net	29,981
Current Restricted Cash	0
Other Current Assets	8,385
Margin Deposits & Default Fund	0
Total Current Assets	**38,240**
Long Term Assets:	
Total Property and Equipment - Net	47,785
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	9,390
Other Long Term Assets	489,128
Total Long Term Assets	**546,304**
Total Assets	**584,544**
LIABILITIES	
Total AP and Accrued Expenses	5,688
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	13,832
Deferred Revenue	53,876
Current Portion Capital Leases	0
Other Accrued Liabilities	1,780
Current Liabilities	**75,177**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	113,942
All Other Long Term Liabilities	105,090
Long Term Liabilities	**219,032**
Total Liabilities	**294,209**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0

Additional Paid in Capital	82,786
Accumulated Other Comprehensive Income/(Loss)	35,702
Total Retained Earnings	171,847
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**290,335**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**290,335**
Total Liabilities Non Controlling Interest and Stockholders Equity	**584,544**

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income -Nasdaq Technology AB
(in thousands, unaudited)

	Year Ended December 31, 2016
REVENUE	
Market Services Revenues	(0)
Corporate Services	0
Global Information Services	0
Market Technology Revenues	166,546
Other Revenues	6,115
Total Revenues	**172,660**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**172,660**
Operating Expenses:	
Compensation and Benefits	43,075
Marketing and Advertising	1,072
Depr and Amortization	13,278
Professional and Contract Services	56,453
Computer Ops and Data Communication	17,914
Occupancy	8,297
Regulatory	0
General Administrative and Other	5,922
Merger Related Expenses Total	185
Total Operating Expenses	**146,196**
Operating Income	**26,464**
Total Interest Income	4
Total Interest Expense	(1,202)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	702
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0

Impairment Loss	0
FX Operating	0
Net Income Before Taxes	25,968
Income Tax Provisions	**6,023**
Net Income	**19,945**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	**19,945**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet -Nasdaq Technology Canada Inc.
(in thousands, unaudited)

	Year Ended December 31, 2016
ASSETS	
Current Assets:	
Cash & Equivalents	92
Investments	0
Total Receivables - Net	0
Current Restricted Cash	0
Other Current Assets	1,219
Margin Deposits & Default Fund	0
Total Current Assets	**1,311**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**0**
Total Assets	**1,311**
LIABILITIES	
Total AP and Accrued Expenses	5
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	151
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	(1)
Current Liabilities	**155**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**155**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0

Additional Paid in Capital	703
Accumulated Other Comprehensive Income/(Loss)	(310)
Total Retained Earnings	763
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**1,157**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**1,157**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,311**

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income -Nasdaq Technology Canada Inc.
(in thousands, unaudited)

	Year Ended December 31, 2016
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	1,321
Total Revenues	**1,321**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**1,321**
Operating Expenses:	
Compensation and Benefits	957
Marketing and Advertising	0
Depr and Amortization	1
Professional and Contract Services	39
Computer Ops and Data Communication	62
Occupancy	128
Regulatory	0
General Administrative and Other	59
Merger Related Expenses Total	0
Total Operating Expenses	**1,246**
Operating Income	**75**
Total Interest Income	8
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0

Impairment Loss	0
FX Operating	0
Net Income Before Taxes	83
Income Tax Provisions	**19**
Net Income	**64**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	64

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet -Nasdaq Technology Energy Systems AS
(in thousands, unaudited)

	Year Ended December 31, 2016
ASSETS	
Current Assets:	
Cash & Equivalents	210
Investments	0
Total Receivables - Net	0
Current Restricted Cash	0
Other Current Assets	11,693
Margin Deposits & Default Fund	0
Total Current Assets	**11,903**
Long Term Assets:	
Total Property and Equipment - Net	58
Goodwill	0
Other Intangibles	58
Non Current Deferred Taxes	0
Other Long Term Assets	601
Total Long Term Assets	**717**
Total Assets	**12,620**
LIABILITIES	
Total AP and Accrued Expenses	26
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	201
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	1,151
Current Liabilities	**1,378**
Total Long Term Debt	0
Non Current Deferred Tax Liability	65
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**65**
Total Liabilities	**1,443**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0

Additional Paid in Capital	5,622
Accumulated Other Comprehensive Income/(Loss)	(6,001)
Total Retained Earnings	11,556
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**11,177**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**11,177**
Total Liabilities Non Controlling Interest and Stockholders Equity	**12,620**

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income -Nasdaq Technology Energy Systems AS
(in thousands, unaudited)

	Year Ended December 31, 2016
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	1,332
Total Revenues	**1,332**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**1,332**
Operating Expenses:	
Compensation and Benefits	922
Marketing and Advertising	0
Depr and Amortization	33
Professional and Contract Services	236
Computer Ops and Data Communication	6
Occupancy	13
Regulatory	0
General Administrative and Other	34
Merger Related Expenses Total	0
Total Operating Expenses	**1,245**
Operating Income	**87**
Total Interest Income	106
Total Interest Expense	(43)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0

Impairment Loss	0
FX Operating	0
Net Income Before Taxes	151
Income Tax Provisions	**(2,707)**
Net Income	**2,857**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	**2,857**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet -Nasdaq Technology Italy Srl
(in thousands, unaudited)

	Year Ended December 31, 2016
ASSETS	
Current Assets:	
Cash & Equivalents	123
Investments	0
Total Receivables - Net	31
Current Restricted Cash	0
Other Current Assets	982
Margin Deposits & Default Fund	0
Total Current Assets	**1,136**
Long Term Assets:	
Total Property and Equipment - Net	17
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**17**
Total Assets	**1,153**
LIABILITIES	
Total AP and Accrued Expenses	24
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	345
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	36
Current Liabilities	**405**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**405**
EQUITY	
Common Stock Total	1
Common Stock in Treasury Total	0

Additional Paid in Capital	149
Accumulated Other Comprehensive Income/(Loss)	(578)
Total Retained Earnings	1,177
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**748**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**748**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,153**

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income -Nasdaq Technology Italy Srl
(in thousands, unaudited)

	Year Ended December 31, 2016
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	1,333
Total Revenues	**1,333**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**1,333**
Operating Expenses:	
Compensation and Benefits	846
Marketing and Advertising	19
Depr and Amortization	6
Professional and Contract Services	20
Computer Ops and Data Communication	5
Occupancy	61
Regulatory	0
General Administrative and Other	150
Merger Related Expenses Total	0
Total Operating Expenses	**1,107**
Operating Income	**226**
Total Interest Income	1
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0

Impairment Loss	0
FX Operating	0
Net Income Before Taxes	227
Income Tax Provisions	**30**
Net Income	**196**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	**196**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet -Nasdaq Technology (Japan) Ltd
(in thousands, unaudited)

	Year Ended December 31, 2016
ASSETS	
Current Assets:	
Cash & Equivalents	264
Investments	0
Total Receivables - Net	0
Current Restricted Cash	0
Other Current Assets	73
Margin Deposits & Default Fund	0
Total Current Assets	**338**
Long Term Assets:	
Total Property and Equipment - Net	138
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	433
Total Long Term Assets	**571**
Total Assets	**909**
LIABILITIES	
Total AP and Accrued Expenses	15
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	231
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	18
Current Liabilities	**264**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**264**
EQUITY	
Common Stock Total	(0)
Common Stock in Treasury Total	0

Additional Paid in Capital	841
Accumulated Other Comprehensive Income/(Loss)	(185)
Total Retained Earnings	(11)
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**645**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**645**
Total Liabilities Non Controlling Interest and Stockholders Equity	**909**

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income -Nasdaq Technology (Japan) Ltd
(in thousands, unaudited)

	Year Ended December 31, 2016
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	2,064
Total Revenues	**2,064**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**2,064**
Operating Expenses:	
Compensation and Benefits	1,484
Marketing and Advertising	41
Depr and Amortization	40
Professional and Contract Services	34
Computer Ops and Data Communication	19
Occupancy	175
Regulatory	0
General Administrative and Other	90
Merger Related Expenses Total	0
Total Operating Expenses	**1,884**
Operating Income	**180**
Total Interest Income	0
Total Interest Expense	(3)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0

Impairment Loss	0
FX Operating	0
Net Income Before Taxes	177
Income Tax Provisions	**105**
Net Income	**72**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	**72**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet -Nasdaq Teknoloji Servisi Limited Sirketi
(in thousands, unaudited)

	Year Ended December 31, 2016
ASSETS	
Current Assets:	
Cash & Equivalents	13
Investments	0
Total Receivables - Net	68
Current Restricted Cash	0
Other Current Assets	0
Margin Deposits & Default Fund	0
Total Current Assets	**81**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**0**
Total Assets	**81**
LIABILITIES	
Total AP and Accrued Expenses	0
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	24
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	5
Current Liabilities	**29**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**29**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0

Additional Paid in Capital	43
Accumulated Other Comprehensive Income/(Loss)	(12)
Total Retained Earnings	21
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**52**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**52**
Total Liabilities Non Controlling Interest and Stockholders Equity	**81**

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income -Nasdaq Teknoloji Servisi Limited Sirketi
(in thousands, unaudited)

	Year Ended December 31, 2016
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	579
Total Revenues	**579**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**579**
Operating Expenses:	
Compensation and Benefits	494
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	32
Computer Ops and Data Communication	0
Occupancy	2
Regulatory	0
General Administrative and Other	11
Merger Related Expenses Total	0
Total Operating Expenses	**540**
Operating Income	**39**
Total Interest Income	0
Total Interest Expense	(1)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0

Impairment Loss	0
FX Operating	0
Net Income Before Taxes	37
Income Tax Provisions	**2**
Net Income	**36**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	**36**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet -Nasdaq Treasury AB
(in thousands, unaudited)

	Year Ended December 31, 2016
ASSETS	
Current Assets:	
Cash & Equivalents	30,782
Investments	18,987
Total Receivables - Net	6,608
Current Restricted Cash	0
Other Current Assets	97,352
Margin Deposits & Default Fund	0
Total Current Assets	**153,729**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	755,891
Total Long Term Assets	**755,891**
Total Assets	**909,620**
LIABILITIES	
Total AP and Accrued Expenses	190
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	381
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	(7,961)
Current Liabilities	**(7,391)**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	39
Long Term Liabilities	**39**
Total Liabilities	**(7,352)**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0

Additional Paid in Capital	968,173
Accumulated Other Comprehensive Income/(Loss)	(76,804)
Total Retained Earnings	25,603
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**916,971**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**916,971**
Total Liabilities Non Controlling Interest and Stockholders Equity	**909,620**

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income -Nasdaq Treasury AB
(in thousands, unaudited)

	Year Ended December 31, 2016
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	339
Total Revenues	**339**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**339**
Operating Expenses:	
Compensation and Benefits	1,395
Marketing and Advertising	10
Depr and Amortization	0
Professional and Contract Services	86
Computer Ops and Data Communication	180
Occupancy	84
Regulatory	0
General Administrative and Other	612
Merger Related Expenses Total	0
Total Operating Expenses	**2,368**
Operating Income	**(2,029)**
Total Interest Income	7,023
Total Interest Expense	(4,632)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	1,719
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0

Impairment Loss	0
FX Operating	0
Net Income Before Taxes	2,082
Income Tax Provisions	**466**
Net Income	**1,615**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	**1,615**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet -Nasdaq Vilnius Services UAB
(in thousands, unaudited)

	Year Ended December 31, 2016
ASSETS	
Current Assets:	
Cash & Equivalents	709
Investments	0
Total Receivables - Net	0
Current Restricted Cash	0
Other Current Assets	26
Margin Deposits & Default Fund	0
Total Current Assets	**735**
Long Term Assets:	
Total Property and Equipment - Net	1,616
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	47
Other Long Term Assets	0
Total Long Term Assets	**1,663**
Total Assets	**2,398**
LIABILITIES	
Total AP and Accrued Expenses	237
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	452
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	38
Current Liabilities	**727**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**727**
EQUITY	
Common Stock Total	1,256
Common Stock in Treasury Total	0

Additional Paid in Capital	0
Accumulated Other Comprehensive Income/(Loss)	(132)
Total Retained Earnings	547
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**1,671**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	**0**
Total Equity	**1,671**
Total Liabilities Non Controlling Interest and Stockholders Equity	**2,398**

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income -Nasdaq Vilnius Services UAB
(in thousands, unaudited)

	Year Ended December 31, 2016
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	4,048
Other Revenues	6,790
Total Revenues	**10,838**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**10,838**
Operating Expenses:	
Compensation and Benefits	4,055
Marketing and Advertising	9
Depr and Amortization	591
Professional and Contract Services	1,012
Computer Ops and Data Communication	574
Occupancy	1,418
Regulatory	0
General Administrative and Other	2,519
Merger Related Expenses Total	0
Total Operating Expenses	**10,180**
Operating Income	**658**
Total Interest Income	0
Total Interest Expense	(18)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0

Impairment Loss	0
FX Operating	0
Net Income Before Taxes	640
Income Tax Provisions	**204**
Net Income	**436**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	**436**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet -OMX Netherlands B.V.
(in thousands, unaudited)

	Year Ended December 31, 2016
ASSETS	
Current Assets:	
Cash & Equivalents	3
Investments	0
Total Receivables - Net	0
Current Restricted Cash	0
Other Current Assets	(309)
Margin Deposits & Default Fund	0
Total Current Assets	**(306)**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	(5,857)
Total Long Term Assets	**(5,857)**
Total Assets	**(6,162)**
LIABILITIES	
Total AP and Accrued Expenses	0
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	0
Current Liabilities	**0**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**0**
EQUITY	
Common Stock Total	(0)
Common Stock in Treasury Total	0

Additional Paid in Capital	(4,620)
Accumulated Other Comprehensive Income/(Loss)	(1,206)
Total Retained Earnings	(336)
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**(6,162)**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**(6,162)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**(6,162)**

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income -OMX Netherlands B.V.
(in thousands, unaudited)

	Year Ended December 31, 2016
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	3
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	7
Computer Ops and Data Communication	0
Occupancy	1
Regulatory	0
General Administrative and Other	1
Merger Related Expenses Total	0
Total Operating Expenses	**13**
Operating Income	**(13)**
Total Interest Income	0
Total Interest Expense	(2)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0

Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(14)
Income Tax Provisions	**0**
Net Income	**(14)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	**(14)**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet -OMX Netherlands Holding BV
(in thousands, unaudited)

	Year Ended December 31, 2016
ASSETS	
Current Assets:	
Cash & Equivalents	4
Investments	0
Total Receivables - Net	0
Current Restricted Cash	0
Other Current Assets	(37,746)
Margin Deposits & Default Fund	0
Total Current Assets	**(37,742)**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	152,740
Total Long Term Assets	**152,740**
Total Assets	**114,999**
LIABILITIES	
Total AP and Accrued Expenses	8
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	(4)
Current Liabilities	**5**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**5**
EQUITY	
Common Stock Total	24
Common Stock in Treasury Total	0

Additional Paid in Capital	(4,795)
Accumulated Other Comprehensive Income/(Loss)	90,946
Total Retained Earnings	28,819
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**114,994**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**114,994**
Total Liabilities Non Controlling Interest and Stockholders Equity	**114,999**

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income -OMX Netherlands Holding BV
(in thousands, unaudited)

	Year Ended December 31, 2016
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	3
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	45
Computer Ops and Data Communication	0
Occupancy	1
Regulatory	0
General Administrative and Other	9
Merger Related Expenses Total	0
Total Operating Expenses	**58**
Operating Income	**(58)**
Total Interest Income	0
Total Interest Expense	(308)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0

Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(365)
Income Tax Provisions	**0**
Net Income	**(365)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	**(365)**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet -OMX Treasury Euro AB
(in thousands, unaudited)

	Year Ended December 31, 2016
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	15,032
Current Restricted Cash	0
Other Current Assets	125,624
Margin Deposits & Default Fund	0
Total Current Assets	**140,656**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	4,082
Other Long Term Assets	0
Total Long Term Assets	**4,082**
Total Assets	**144,739**
LIABILITIES	
Total AP and Accrued Expenses	21,099
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	701
Current Liabilities	**21,800**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**21,800**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0

Additional Paid in Capital	243,430
Accumulated Other Comprehensive Income/(Loss)	(180,600)
Total Retained Earnings	60,109
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**122,939**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**122,939**
Total Liabilities Non Controlling Interest and Stockholders Equity	**144,739**

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income -OMX Treasury Euro AB
(in thousands, unaudited)

	Year Ended December 31, 2016
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	1
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	(864)
Merger Related Expenses Total	0
Total Operating Expenses	**(863)**
Operating Income	**863**
Total Interest Income	2,490
Total Interest Expense	(3)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0

Impairment Loss	0
FX Operating	0
Net Income Before Taxes	3,350
Income Tax Provisions	**997**
Net Income	**2,352**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	**2,352**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet -OMX Treasury Euro Holding AB
(in thousands, unaudited)

	Year Ended December 31, 2016
ASSETS	
Current Assets:	
Cash & Equivalents	95
Investments	0
Total Receivables - Net	0
Current Restricted Cash	0
Other Current Assets	373,021
Margin Deposits & Default Fund	0
Total Current Assets	**373,116**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	243,414
Total Long Term Assets	**243,414**
Total Assets	**616,529**
LIABILITIES	
Total AP and Accrued Expenses	1,590
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	56
Current Liabilities	**1,646**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**1,646**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0

Additional Paid in Capital	699,634
Accumulated Other Comprehensive Income/(Loss)	(82,461)
Total Retained Earnings	(2,289)
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**614,884**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**614,884**
Total Liabilities Non Controlling Interest and Stockholders Equity	**616,529**

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income -OMX Treasury Euro Holding AB
(in thousands, unaudited)

	Year Ended December 31, 2016
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	6
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	2
Merger Related Expenses Total	0
Total Operating Expenses	**9**
Operating Income	**(9)**
Total Interest Income	225
Total Interest Expense	(2)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0

Impairment Loss	0
FX Operating	0
Net Income Before Taxes	214
Income Tax Provisions	**2,785**
Net Income	**(2,571)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	**(2,571)**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet -Shareholder.com BV
(in thousands, unaudited)

	Year Ended December 31, 2016
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	9,312
Current Restricted Cash	0
Other Current Assets	0
Margin Deposits & Default Fund	0
Total Current Assets	**9,312**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	0
Total Long Term Assets	**0**
Total Assets	**9,312**
LIABILITIES	
Total AP and Accrued Expenses	7,798
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	42
Deferred Revenue	21
Current Portion Capital Leases	0
Other Accrued Liabilities	(10)
Current Liabilities	**7,850**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	1
Long Term Liabilities	**1**
Total Liabilities	**7,851**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0

Additional Paid in Capital	0
Accumulated Other Comprehensive Income/(Loss)	(403)
Total Retained Earnings	1,864
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**1,461**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**1,461**
Total Liabilities Non Controlling Interest and Stockholders Equity	**9,312**

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income -Shareholder.com BV
(in thousands, unaudited)

	Year Ended December 31, 2016
REVENUE	
Market Services Revenues	0
Corporate Services	11
Global Information Services	0
Market Technology Revenues	0
Other Revenues	661
Total Revenues	**672**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**672**
Operating Expenses:	
Compensation and Benefits	628
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	43
Computer Ops and Data Communication	1
Occupancy	82
Regulatory	0
General Administrative and Other	(4)
Merger Related Expenses Total	(102)
Total Operating Expenses	**649**
Operating Income	**23**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0

Impairment Loss	0
FX Operating	0
Net Income Before Taxes	23
Income Tax Provisions	**9**
Net Income	**15**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	**15**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet -SMARTS (Asia) Ltd
(in thousands, unaudited)

	Year Ended December 31, 2016
ASSETS	
Current Assets:	
Cash & Equivalents	1,669
Investments	0
Total Receivables - Net	137
Current Restricted Cash	0
Other Current Assets	(171)
Margin Deposits & Default Fund	0
Total Current Assets	**1,635**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	36
Other Long Term Assets	0
Total Long Term Assets	**36**
Total Assets	**1,672**
LIABILITIES	
Total AP and Accrued Expenses	6
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	46
Current Portion Capital Leases	0
Other Accrued Liabilities	(11)
Current Liabilities	**42**
Total Long Term Debt	0
Non Current Deferred Tax Liability	107
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**107**
Total Liabilities	**148**
EQUITY	
Common Stock Total	(270)
Common Stock in Treasury Total	0

Additional Paid in Capital	583
Accumulated Other Comprehensive Income/(Loss)	(486)
Total Retained Earnings	1,696
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**1,523**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**1,523**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,672**

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income -SMARTS (Asia) Ltd
(in thousands, unaudited)

	Year Ended December 31, 2016
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	1,885
Other Revenues	0
Total Revenues	**1,885**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**1,885**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	1,942
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	17
Merger Related Expenses Total	0
Total Operating Expenses	**1,959**
Operating Income	**(74)**
Total Interest Income	10
Total Interest Expense	(0)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0

Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(65)
Income Tax Provisions	**28**
Net Income	**(92)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	(92)

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet -SMARTS Broker Compliance Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2016
ASSETS	
Current Assets:	
Cash & Equivalents	7,579
Investments	0
Total Receivables - Net	5,560
Current Restricted Cash	0
Other Current Assets	49,714
Margin Deposits & Default Fund	0
Total Current Assets	**62,852**
Long Term Assets:	
Total Property and Equipment - Net	6,386
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	26
Other Long Term Assets	0
Total Long Term Assets	**6,412**
Total Assets	**69,264**
LIABILITIES	
Total AP and Accrued Expenses	1,157
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	1,075
Deferred Revenue	501
Current Portion Capital Leases	0
Other Accrued Liabilities	(524)
Current Liabilities	**2,209**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	186
Long Term Liabilities	**186**
Total Liabilities	**2,395**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0

Additional Paid in Capital	2,487
Accumulated Other Comprehensive Income/(Loss)	(9,709)
Total Retained Earnings	74,092
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**66,870**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**66,870**
Total Liabilities Non Controlling Interest and Stockholders Equity	**69,264**

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income -SMARTS Broker Compliance Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2016
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	52,041
Other Revenues	(0)
Total Revenues	**52,041**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**52,041**
Operating Expenses:	
Compensation and Benefits	5,600
Marketing and Advertising	2
Depr and Amortization	1,652
Professional and Contract Services	5,249
Computer Ops and Data Communication	7,307
Occupancy	540
Regulatory	0
General Administrative and Other	(339)
Merger Related Expenses Total	0
Total Operating Expenses	**20,011**
Operating Income	**32,029**
Total Interest Income	802
Total Interest Expense	(0)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0

Impairment Loss	0
FX Operating	0
Net Income Before Taxes	32,831
Income Tax Provisions	**9,625**
Net Income	**23,206**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	**23,206**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet -SMARTS Group Holdings Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2016
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	0
Total Receivables - Net	0
Current Restricted Cash	0
Other Current Assets	0
Margin Deposits & Default Fund	0
Total Current Assets	**0**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Other Long Term Assets	6,484
Total Long Term Assets	**6,484**
Total Assets	**6,484**
LIABILITIES	
Total AP and Accrued Expenses	0
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion Capital Leases	0
Other Accrued Liabilities	0
Current Liabilities	**0**
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**0**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0

Additional Paid in Capital	6,793
Accumulated Other Comprehensive Income/(Loss)	(242)
Total Retained Earnings	(67)
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**6,484**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**6,484**
Total Liabilities Non Controlling Interest and Stockholders Equity	**6,484**

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income -SMARTS Group Holdings Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2016
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**
Operating Income	**0**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0

Impairment Loss	0
FX Operating	0
Net Income Before Taxes	0
Income Tax Provisions	**2**
Net Income	**(2)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	**(2)**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet -SMARTS Market Surveillance Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2016
ASSETS	
Current Assets:	
Cash & Equivalents	2,072
Investments	0
Total Receivables - Net	995
Current Restricted Cash	0
Other Current Assets	8,987
Margin Deposits & Default Fund	0
Total Current Assets	**12,053**
Long Term Assets:	
Total Property and Equipment - Net	6,397
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	(31)
Other Long Term Assets	313
Total Long Term Assets	**6,679**
Total Assets	**18,732**
LIABILITIES	
Total AP and Accrued Expenses	118
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	1,672
Deferred Revenue	3,397
Current Portion Capital Leases	0
Other Accrued Liabilities	2,603
Current Liabilities	**7,790**
Total Long Term Debt	0
Non Current Deferred Tax Liability	3,169
Non-current deferred revenue	445
All Other Long Term Liabilities	247
Long Term Liabilities	**3,860**
Total Liabilities	**11,650**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	0

Additional Paid in Capital	1,367
Accumulated Other Comprehensive Income/(Loss)	(292)
Total Retained Earnings	6,006
Proportional Ownership Equity	0
Total NASDAQ OMX Stockholders' Equity	**7,081**
Non Controlling Interest	0
Non Controlling Interest - Unconsolidated Subs	0
Total Equity	**7,081**
Total Liabilities Non Controlling Interest and Stockholders Equity	**18,732**

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income -SMARTS Market Surveillance Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2016
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	15,706
Other Revenues	13,837
Total Revenues	**29,543**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**29,543**
Operating Expenses:	
Compensation and Benefits	6,064
Marketing and Advertising	12
Depr and Amortization	1,286
Professional and Contract Services	3,247
Computer Ops and Data Communication	3,645
Occupancy	(32)
Regulatory	0
General Administrative and Other	573
Merger Related Expenses Total	0
Total Operating Expenses	**14,795**
Operating Income	**14,748**
Total Interest Income	7
Total Interest Expense	(156)
Dividend and Investment Income	0
Gain (loss) on sale of strategic initiatives	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0

Impairment Loss	0
FX Operating	0
Net Income Before Taxes	14,600
Income Tax Provisions	**4,375**
Net Income	**10,225**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to NASDAQ OMX Group, Inc.	**10,225**

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet -TOM Broker BV
(in thousands, unaudited)

Notes: not in HFM - indirect ownership through TOM Holding N.V.

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet -TOM BV
(in thousands, unaudited)

Notes: not in HFM - indirect ownership through TOM Holding N.V.

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet -TOM Holding N.V.
(in thousands, unaudited)

Notes: not in HFM - not a fully owned entity

Nasdaq GEMX, LLC

FORM 1 – Amendment of June 29, 2017

EXHIBIT I

FINANCIAL STATEMENTS

ISE Gemini, LLC
Year Ended December 31, 2016
With Report of Independent Auditors

ISE Gemini, LLC

Financial Statements

Year Ended December 31, 2016

Contents

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Auditors

The Board of Directors and Member
ISE Gemini, LLC

We have audited the accompanying financial statements of ISE Gemini, LLC, which comprises the balance sheet as of December 31, 2016, and the related statement of income, changes in member's equity and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Building a better
working world

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ISE Gemini, LLC at December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

June 26, 2017

ISE Gemini, LLC

Balance Sheet
(In Thousands)

December 31, 2016

Assets		
Cash and cash equivalents	$	306
Receivables, net of reserve for uncollectible accounts		1,950
Receivable from Nasdaq, Inc.		10,941
Non-current deferred tax asset		27
Other assets		1,985
Total assets	$	15,209
Liabilities and stockholder's equity		
Accounts payable and accrued expenses	$	274
Section 31 fees payable to the SEC		332
Other accrued liabilities		144
Total liabilities		750
Member's equity:		
Total member's equity		14,459
Total liabilities and member's equity	$	15,209

See accompanying notes to these financial statements.

ISE Gemini, LLC

Statement of Income
(In Thousands)

Year Ended December 31, 2016

Revenues	
Transaction services	$ 53,435
Trade management services	1,384
Information services	2,035
Other revenue	18
Total revenues	56,872
Cost of revenues	
Transaction rebates	(37,988)
Exchange fees	(1,302)
Total cost of revenues	(39,290)
Revenues less transaction rebates and exchange fees	17,582
Operating expenses	
Management fees	4,443
Depreciation and amortization	29
Professional and contract services	10
Computer operations and data communication	587
Regulatory fees	755
General, administration, and other	20
Total operating expenses	5,844
Net income before income tax expense	11,738
Provision for income taxes	(4,584)
Net income	$ 7,154

See accompanying notes to these financial statements.

ISE Gemini, LLC

Statement of Changes in Member's Equity
(In Thousands)

Year Ended December 31, 2016

Balance at December 31, 2015	$	7,305
Net income		7,154
Balance at December 31, 2016	$	14,459

See accompanying notes to these financial statements.

ISE Gemini, LLC

Statement of Cash Flows
(In Thousands)

Year Ended December 31, 2016

Cash flows from operating activities		
Net income	$	7,154
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		29
Deferred taxes, net		3
Net change in operating assets and liabilities:		
Receivables, net of reserve for uncollectible accounts		723
Receivable from Nasdaq, Inc.		(21,838)
Accounts payable and accrued expenses		30
Section 31 fees payable to the SEC		(295)
Other accrued liabilities		52
Net cash used by operating activities		(14,142)
Net change in cash and cash equivalents		(14,142)
Cash and cash equivalents at beginning of period		14,448
Cash and cash equivalents at end of period	$	306
Supplemental disclosure of cash flow information		
Cash paid during the year:		
Income taxes, primarily to Nasdaq, Inc.	$	4,581
Interest	$	-

See accompanying notes to these financial statements.

ISE Gemini, LLC

Notes to Financial Statements

December 31, 2016

1. Nature of Operations

ISE Gemini, LLC ("GEMX" or the "Exchange") is a wholly-owned subsidiary of International Securities Exchange Holdings, Inc. ("ISE Holdings" or the "Parent"). ISE Holdings is the sole member of the Exchange and its liability is limited to the balance of the capital account. ISE Holdings is a wholly owned subsidiary of U.S. Exchange Holdings, Inc. which is a wholly owned subsidiary of Nasdaq, Inc. ("NASDAQ"). On June 30, 2016, U.S. Exchange Holdings, Inc. was acquired by NASDAQ.

The Exchange is a fully electronic exchange for equity and index options and related services utilizing a market structure which combines the efficiencies of electronic trading with auction market principles. The Exchange provides facilities for the trading of equity option and index option products for its members. GEMX received regulatory approval to become a national securities exchange on July 13, 2013 and, on August 5, 2013, formally commenced trading. As a Self-Regulatory Organization ("SRO"), GEMX is committed to advancing market integrity through the enforcement of the Securities and Exchange Commission's ("SEC") Federal Securities Laws and Exchange Rules.

GEMX is subject to regulatory oversight by the SEC.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements are prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"), as codified in the Accounting Standards Codification ("ASC") and set forth by the Financial Accounting Standards Board ("FASB").

The accompanying financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the results for the period presented. These adjustments are of a normal recurring nature.

Use of Estimates

The preparation of the Exchange's financial statements in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts and the disclosures of contingent amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

Cash and cash equivalents include cash held in banks and all non-restricted highly liquid investments with original maturities of three months or less at the time of purchase. Cash equivalents are carried at cost plus accrued interest, which approximates fair value due to the short term maturities of these investments. At December 31, 2016, the Exchange held no cash equivalents.

Receivables, Net of Reserve for Uncollectible Accounts

The Exchange's receivables are primarily related to monthly transaction fees. Receivables are shown net of reserves for uncollectible accounts. The reserve for uncollectible accounts is maintained at a level that management believes to be sufficient to absorb estimated losses in the accounts receivable portfolio. The reserve is increased by the provision for bad debts which is charged against operating results and decreased by the amount of charge-offs, net of recoveries.

The amount charged against operating results is based on several factors including, but not limited to, a continuous assessment of the collectability of each account, the length of time a receivable is past due and the Exchange's historical experience with the particular customer. In circumstances where a specific customer's inability to meet its financial obligations is known (i.e., bankruptcy filings), GEMX records a specific provision for bad debts against amounts due to reduce the receivable to the amount we reasonably believe will be collected. Due to changing economic, business and market conditions, the Exchange reviews the allowance for uncollectible accounts monthly and makes changes to the reserve through the provision for bad debts as appropriate. If circumstances change (i.e., higher than expected defaults or an unexpected material adverse change in a major customer's ability to pay), the Exchange's estimates of recoverability could be reduced by a material amount. The total allowance netted against receivables on the Balance Sheet was $0.1 million at December 31, 2016.

Revenue Recognition

Transaction Services

Derivative trading revenues are variable, based on traded volumes, and recognized when executed. The principal types of derivative contracts traded on the Exchange are equity options and index options. Derivative trading revenues from transactions are recorded on a gross basis in revenues and related expenses are recorded as cost of revenues, as GEMX has certain risk

2. Summary of Significant Accounting Policies (continued)

associated with trade execution. Derivative trading revenues are recorded within *Transaction services* on the Statement of Income.

Transaction rebates are paid on certain option trades to incentivize market participants to send options order flow to the exchange and these credits are recorded as *Transaction rebates* on the Statement of Income. These transaction rebates are paid on a monthly basis and are included as a reduction of *Receivables, net of reserve for uncollectible accounts* on the Balance Sheet. Transaction rebates related to derivative trading were $38.0 million for the year ended December 31, 2016.

Also, GEMX pays Section 31 fees to the SEC for supervision and regulation of securities markets. The fees are billed on a settlement date basis and collected by the Options Clearing Corporation ("OCC"). The Exchange passes these costs along to its customers through its derivative trading fees. GEMX assesses the fees as a pass-through charge from organizations executing eligible trades and recognizes this amount in *Exchange fees* on the Statement of Income when incurred. Section 31 fees receivable are included in *Receivables, net of reserve for uncollectible accounts* on the Balance Sheet, at the time of billing and, as required by law, the amount due to the SEC is remitted semiannually and recorded as *Section 31 fees payable to the SEC* on the Balance Sheet until paid. Since the amount recorded in transaction services revenues is equal to the amount recorded in cost of revenues, there is no impact on its *Revenues less transaction rebates and exchange fees* on the Statement of Income.

Trade Management Services

Trade management fees are comprised of revenues earned for connectivity and access to the Exchange, and regulatory and administrative fees. Connectivity and access are charged and recognized on a monthly basis based upon a specific fixed fee for each service. Administrative fees are charged and recognized as earned. Regulatory fees are predominately charged on a trade date basis.

Information Services

Information services revenues are earned from the sale of the Exchange's trade and quote information through the Options Price Reporting Authority, LLC ("OPRA"). The Exchange earns a portion of OPRA's net income based on its pro rata share of industry volume. OPRA revenue is recorded monthly on a trade date basis.

2. Summary of Significant Accounting Policies (continued)

Income Taxes

The Exchange's operating results are included in the consolidated federal income tax return and certain state income tax returns filed by NASDAQ. The Exchange also files separate tax returns in certain states. Deferred tax assets and liabilities are determined based on differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities (i.e., temporary differences) and are measured at the enacted rates that will be in effect when these differences are realized. If necessary, a valuation allowance is established to reduce deferred tax assets to the amount that is more likely than not to be realized.

In order to recognize and measure unrecognized tax benefits, management determines whether a tax position is more-likely-than-not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets the recognition thresholds, the position is measured to determine the amount of benefit to be recognized in the consolidated financial statements. Interest and penalties related to income tax matters are recognized in the *Provision for income taxes* on the Statement of Income.

Recently Issued Accounting Pronouncements

For the year ended December 31, 2016, the Exchange has not adopted any new accounting pronouncements that had a material impact on its financial statements.

In May 2014, FASB released Accounting Standards Update ("ASU") 2014-09, "Revenue from Contracts with Customers" which supersedes the revenue recognition guidance in ASC "Revenue Recognition". The new revenue recognition standard sets forth a five-step revenue recognition model to determine when and how revenue is recognized. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration it expects to receive in exchange for those goods or services. The standard also requires more detailed disclosures. The standard provides alternative methods of initial adoption. On July 9, 2015, the FASB approved the deferral of the effective date of the new revenue recognition standard by one year. The effective date is January 1, 2018, with early adoption permitted. The Exchange does not expect the adoption of this standard to have a material effect on the financial statements.

3. Related-Party Transactions

On July 31, 2013, the Exchange entered into an agreement with International Securities Exchange LLC ("ISEL"), a subsidiary of ISE Holdings, whereby ISE performs management and oversight of the Exchange's operations including day-to-day operations, technology and facilities services, regulatory compliance, risk management, and accounting and legal support services. Included in management fees on the Statement of Income are the expenses related to these support services, which were $4.4 million for the year ended December 31, 2016. This agreement was terminated December 31, 2016.

Beginning July 1, 2016, substantially all expenses of the Exchange are settled on the Exchange's behalf by NASDAQ and are charged to the Exchange, at cost, through intercompany charges.

On June 30, 2016, GEMX entered into a Regulatory Services Agreement ("RSA") with Nasdaq BX, Inc. ("BX"), The NASDAQ Stock Market LLC, NASDAQ PHLX LLC ("PHLX"), ISEL, and ISE Mercury, LLC ("MRX") that allows one SRO to use the regulatory services of another SRO and its staff. Services are provided without cost or expense to the individual SRO.

At December 31, 2016, $10.9 million remained in *Receivable from Nasdaq, Inc.* All affiliates are ultimately wholly-owned by NASDAQ. It is the intent and ability of management to settle all intercompany balances between NASDAQ and its wholly-owned subsidiaries, such as the Exchange, on a net basis, as NASDAQ serves as the master financing entity for all wholly-owned subsidiaries. In addition, all intercompany transactions are guaranteed by NASDAQ and are settled on a periodic basis. The Exchange records all transactions to and from affiliates, including tax, subject to the netting arrangement (Services Agreement) into a single account. Although there may be many individual accounts to preserve transaction detail, the reporting will reflect a single receivable or payable to NASDAQ.

4. Income Taxes

The Exchange's operating results are included in the federal, state and local income tax returns filed by NASDAQ. For income tax purposes, the Exchange is disregarded as an entity separate from its owner, NASDAQ, pursuant to U.S. Income Tax Regulations Sec. 301.7701-3(b)(1)(ii).

As a single-member LLC, the Exchange records taxes on a separate company basis as if it were a separate taxpayer. With respect to each taxable period for which a consolidated or unitary return is filed by NASDAQ, which includes the Exchange, NASDAQ shall pay to and has the right to receive from the Exchange an amount based on the Exchange's stand-alone operating results using the tax rate applicable to NASDAQ.

4. Income Taxes (continued)

The Exchange's income tax provision for the year ended December 31, 2016, consists of the following amounts (in thousands):

Current:	
Federal	$ 3,654
State and local	927
Total current income taxes	4,581
Deferred:	
Federal	2
State and local	1
Total deferred income taxes	3
Total provision for income taxes	$ 4,584

As of December 31, 2016, the net deferred tax asset balance is $27 thousand. This amount primarily relates to organizational expenses. As it is more likely than not that the deferred tax asset will be utilized in later years, no valuation allowance is required.

A reconciliation of the U.S. federal statutory rate to the Exchange's effective tax rate for the year ended December 31, 2016, is as follows:

Reconciliation of statutory U.S. federal income tax rates:	
Federal	35.0%
State taxes	5.1
Tax credits and deductions	(1.0)
Effective tax rate	39.1%

4. Income Taxes (continued)

The temporary differences, which give rise to the Exchange's deferred tax assets and (liabilities) consisted of the following:

	December 31, 2016
	(In Thousands)
Deferred tax assets:	
Organizational costs	$ 14
Start-up costs	13
Net deferred tax assets	$ 27

A reconciliation of the beginning and ending amount of unrecognized tax benefits, as of December 31, 2016, is as follows (in thousands):

Balance at January 1, 2016	$ 101
Additions (reductions) as a result of tax positions taken in prior periods	(9)
Additions as a result of tax positions taken in the current period	53
Balance at December 31, 2016	$ 145

The Exchange recognized $2 thousand in interest related to income taxes for the year ended December 31, 2016. The Exchange accrued $2 thousand as of December 31, 2016 for interest, net of tax effect.

The Exchange's operating results will be included in the consolidated federal income tax return and applicable state and local income tax returns filed by NASDAQ for tax year 2016. Federal income tax returns for the years 2013 through 2015 are under examination by the Internal Revenue Service. State tax returns are currently under examination by the respective tax authorities for the years 2013 and 2014 and are subject to audit for 2015.

5. Commitments and Contingencies

Regulatory Matters

SROs in the securities industry are an essential component of the regulatory scheme of the Securities Exchange Act of 1934 (the "Exchange Act"), for providing fair and orderly markets and protecting investors. The Exchange Act and the rules thereunder impose on the SROs many regulatory and operational responsibilities, including the day-to-day responsibilities for market and broker-dealer oversight. In general, an SRO is responsible for regulating its members through the adoption and enforcement of rules and regulations governing the business conduct of its members. A Regulatory Services Agreement exists between GEMX, PHLX, The NASDAQ Stock Market LLC, BX, ISE, and MRX that allows one SRO to use the services of another SRO and its staff. Services are provided without cost or expense to the individual SRO.

The Exchange is subject to SEC oversight, as prescribed by the Exchange Act, including periodic and special examinations by the SEC. The Exchange is also potentially subject to regulatory or legal action by the SEC or other interested parties at any time in connection with alleged regulatory violations. The Exchange is also subject to Section 17 of the Exchange Act, which imposes record-keeping requirements, including the requirement to make records available to the SEC for examination. The Exchange has been subject to a number of routine reviews and inspections by the SEC or other third parties in the ordinary course. To the extent such actions or reviews and inspections result in regulatory or other changes, the Exchange may be required to modify the manner in which the Exchange conducts its business, which may adversely affect its business.

The Financial Industry Regulatory Authority ("FINRA") provides regulatory services to the markets operated or regulated by the Exchange, including the regulation of trading activity and surveillance and investigative functions. We have a limited direct regulatory role in conducting real-time market monitoring, certain options surveillance, rulemaking and some membership functions through NASDAQ's MarketWatch department. The Exchange refers suspicious trading behavior discovered by its regulatory staff and all other employees of the markets operated or regulated by the Exchange to FINRA for further investigation.

Under our Limitation of Liability Rule and procedures, the Exchange, subject to certain caps, provides compensation for losses directly resulting from the trading systems' actual failure to correctly process an order, quote, message or other data into our platform. The Exchange does not record a liability for any potential claims that may be submitted under the Limitation of Liability Rule unless they meet the provisions required in accordance with U.S. GAAP. As such, losses arising as a result of the rule are accrued and charged to expense only if the loss is

5. Commitments and Contingencies (continued)

probable and estimable. The Exchange received no claims during the year ended December 31, 2016. See discussion of derivative trading in Note 2.

General Litigation

GEMX may be involved in litigation arising in the normal course of business. GEMX is not a party to any litigation that management believes could have a material adverse effect on GEMX's business, financial condition, or operating results. Consequently, no legal reserve has been recorded or is deemed necessary as of December 31, 2016.

6. Risks and Uncertainties

The Exchange's market participants operate in a highly regulated industry. The SEC and other regulatory authorities could impose regulatory changes that could adversely impact the ability of its market participants to use its markets. Regulatory changes by the SEC or other regulatory authorities could result in the loss of a significant number of market participants or a reduction in trading activity on the exchange.

The markets in which GEMX competes are characterized by rapidly changing technology, evolving industry standards, frequent enhancements to existing products and services, the adoption of new services and products and changing customer demands. The Exchange may not be able to keep up with rapid technological and other competitive changes affecting its industry. For example, GEMX must continue to enhance its electronic trading platforms to remain competitive, and its business will be negatively affected if its electronic trading platforms fail to function as expected. If GEMX is unable to develop its electronic trading platforms to include other products and markets, or if its electronic trading platforms do not have the required functionality, performance, capacity, reliability and speed required by its business, as well as by its customers, it may not be able to compete successfully. Further, GEMX's failure to anticipate or respond adequately to changes in technology and customer preferences, especially in its market technology business, or any significant delays in product development efforts, could have a material adverse effect on its business, financial condition and operating results.

GEMX is exposed to credit risk related to transaction, access, and market data services that are billed to customers on a monthly basis, in arrears. GEMX's potential exposure to credit losses on these transactions is represented in the *Receivables, net of reserve for uncollectible accounts* balance on the Balance Sheet. GEMX's customers are financial institutions whose ability to

6. Risks and Uncertainties (continued)

satisfy their contractual obligations may be impacted by volatile securities markets. On an ongoing basis, management reviews and evaluates changes in the status of the counterparty's creditworthiness. Credit losses such as those described above could adversely affect GEMX's financial position and results of operations.

GEMX's business is subject to extensive regulation. Under current U.S. federal securities laws, changes in the rules and operations of its markets, including its pricing structure, must be reviewed and in many cases explicitly approved by the SEC. The SEC may approve, disapprove, or recommend changes to proposals that GEMX submits. In addition, the SEC may delay either the approval process or the initiation of the public comment process. Any delay in approving changes, or the altering of any proposed change, could have an adverse effect on GEMX's business, financial condition and operating results. GEMX must compete with other exchanges that may have lower regulation and surveillance costs than it. There is a risk that trading will shift to exchanges that charge lower fees because, among other reasons, they spend significantly less on regulation.

7. Fair Value of Financial Instruments

The Exchange's financial assets and financial liabilities are recorded at fair value or at amounts that approximate fair value. The carrying amounts reported on the Balance Sheet for *Cash and cash equivalents, Receivables, net of reserve for uncollectible accounts* and *Receivable from Nasdaq, Inc.* approximate fair value due to the short term nature of these assets. The Company's liabilities, which include *Accounts payable and accrued expenses, Section 31a payable to the SEC* and *Other accrued liabilities*, are reported at their contractual amounts, which approximate fair value.

8. Subsequent Events

The Exchange has evaluated subsequent events through the date the financial statements were available to be issued and has determined that there are no known events that require disclosure in the financial statements or accompanying notes in accordance with ASC 855, *Subsequent Events.*